Form 10-K, Exhibit 13
period 1996-09-28
BURLINGTON INDUSTRIES INC /DE/
filed 1996-12-16
CIK 870213

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

Burlington Industries, Inc. and Subsidiary Companies

Overview

        Although the Company's markets remained difficult in fiscal year 1996, a number of objectives were accomplished to prepare the Company for growth and to set the stage for better results in the future. During the year, the balance sheet was strengthened, non-core, noncontributing assets were disposed of, the Knitted Fabrics division was closed and a new unit, Burlington Sportswear, was established.

        Operational results for the year were essentially flat. Sales were slightly lower and operating earnings before non-recurring items were slightly higher than last year. Sales were lower as a consequence of lower unit volumes being only partially offset by a better mix of products and price. Operating earnings were helped by a better mix of products and price, stabilizing raw materials costs and reduced bad debt expenses.

        During 1996, the Company announced that it would close the Knitted Fabrics division, which had experienced difficulties for a number of years. This resulted in a pre-tax charge of $29.9 million and an inventory write-down of $3.7 million included in cost of sales for a total charge of $33.6 million, or $0.33 per share. (See Note B - Restructuring Activities.)

        Burlington Sportswear, a new business unit specializing in fine cotton fabrics for casual shirts and pants, was formed in 1996. Its products will serve the better men's sportswear and uniform markets.

        Also during the year the Company announced the sale of non-core, noncontributing assets as well as provided for legal contingencies; the net effect of these actions was a $4.7 million ($0.07 per share) after-tax loss.

        During the year, $193.1 million in cash was generated by operating results and $8.8 million by asset sales. This money was primarily used to invest $81.4 million in capital expenditures and a joint venture, repurchase 3.4 million shares of stock for $45.0 million and to reduce debt by $73.5 million.

        The Company's operating performance in the 1995 fiscal year was hurt by significantly higher raw material prices which could not be offset quickly by higher selling prices or a richer mix of the Company's products. The resulting squeeze on profit margins, particularly in apparel products, was the principal source of the downturn in the Company's operating performance during that year. In addition, results suffered from charges of $10.4 million for doubtful accounts incurred during the year, losses incurred by the Knitted Fabrics division, the impact of operating capacity losses and severance charges resulting from employment reductions.

        PERFORMANCE BY SEGMENT: The Company conducts its operations in two principal industry segments: products for apparel markets and products for interior furnishings markets. The following table sets forth certain information about the segment results for the fiscal years ended September 28, 1996, September 30, 1995 and October 1, 1994. Because of the existence of significant non-cash expenses, such as depreciation of fixed assets and amortization of intangible assets, the Company believes that operating income before interest, taxes, depreciation and amortization ("EBITDA"), which is set forth in the table below with respect to each segment, contributes to a better understanding of the Company's ability to satisfy its debt obligations and to utilize cash for other purposes. EBITDA should not be considered in isolation from or as a substitute for operating income before interest and taxes, cash flow from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles.

                                      Fiscal       Fiscal      Fiscal
(dollar amounts in millions)           1996         1995        1994
                                      ------       ------      ------

Net sales
  Apparel products                  $ 1,328.3    $ 1,347.1   $ 1,331.5
  Interior furnishings products         854.0        862.1       795.6
                                     --------     --------    --------

   Total                            $ 2,182.3    $ 2,209.2   $ 2,127.1
                                     ========     ========    ========


Operating income before interest and taxes
  Apparel products                   $  121.7    $   107.1   $   151.5
   As a percentage of net sales           9.2%         8.0%       11.4%
  Interior furnishings products      $   55.6    $    67.4   $    60.2
   As a percentage of net sales           6.5%         7.8%        7.6%
  Loss on closing of division        $  (29.9)   $       -   $       -
  Provision for restructuring        $      -    $       -   $    (7.5)
                                      -------     --------    --------

   Total                             $  147.4    $   174.5   $   204.2
    As a percentage of net sales          6.8%         7.9%        9.6%
                                      =======     ========    ========

Operating income before interest, taxes,
 depreciation and amortization (EBITDA)
  Apparel products                   $  174.0    $   160.5   $   204.1
   As a percentage of net sales          13.1%        11.9%       15.3%
  Interior furnishings products      $   90.6    $   101.0   $    90.2
   As a percentage of net sales          10.6%        11.7%       11.3%
                                      -------     --------    --------

EBITDA before loss on closing/
 restructuring                       $  264.6    $   261.5   $   294.3
   As a percentage of net sales          12.1%        11.8%       13.8%
Loss on closing of division          $  (29.9)   $       -   $       -
Provision for restructuring          $      -    $       -   $    (7.5)
                                      -------     --------    --------

EBITDA after loss on closing/
 restructuring                       $  234.7    $   261.5   $   286.8
                                      =======     ========    ========

Results of Operations

Comparison of Fiscal Years ended September 28, 1996 and September 30, 1995

NET SALES: Net sales for the 1996 fiscal year were $2,182.3 million, a decrease of 1.2% from the $2,209.2 million recorded in the 1995 fiscal year. Exports totaled $213 million and $161 million in the 1996 and 1995 fiscal years, respectively (an increase of 32.3%).
        Products for Apparel Markets: Net sales of products for apparel markets for the 1996 fiscal year were $1,328.3 million, 1.4% lower than net sales of $1,347.1 million for the 1995 fiscal year. Lower unit volumes from the Menswear and Knitted Fabrics divisions were only partially offset by improvements in selling price and product mix.
        Products for Interior Furnishings Markets: Net sales of products for interior furnishings markets for the 1996 fiscal year were $854.0 million, a decrease of 0.9% from the $862.1 million recorded in the 1995 fiscal year. Lower unit volumes resulting from a Residential Carpets division strategy to streamline its product line, the difficult business environment faced by the rugs divisions and the sale of a non-core business were only partially offset by enhancements to product mix and higher selling prices.

        OPERATING INCOME BEFORE INTEREST AND TAXES: Operating income before interest and taxes for the 1996 fiscal year was $147.4 million. Before the charges for closing the Knitted Fabrics division, operating income before interest and taxes for the 1996 fiscal year was $181.0 million in comparison with $174.5 million recorded in the 1995 fiscal year. Amortization of goodwill was $18.2 million and $18.1 million in the 1996 and 1995 fiscal years, respectively.
        Products for Apparel Markets: Operating income before interest and taxes for the apparel products segment before the charges for closing the Knitted Fabrics division for the 1996 fiscal year was $125.4 million, up 17.1% from the $107.1 million recorded for the 1995 fiscal year. The principal factors leading to this increase were improvements in selling price and product mix and lower bad debts, offset by lower unit volume, operating capacity inefficiencies and wage increases. Better operating earnings were achieved by the Denim, Klopman and Menswear divisions.
        Products for Interior Furnishings Markets: Operating income before interest and taxes for the interior furnishings products segment for the 1996 fiscal year was $55.6 million, down 17.5% from the $67.4 million recorded in the 1995 fiscal year. Manufacturing inefficiencies resulting from lower unit volume, wage increases and severance costs associated with manpower reductions more than offset the benefit of better product mix and higher selling prices. Good results in the Burlington House and Lees divisions were offset by slower business activity in the area rugs divisions.
        Operating income before interest, taxes, depreciation and amortization (EBITDA) was $234.7 million for the 1996 fiscal year. EBITDA, before the loss on closing the Knitted Fabrics division and an associated inventory write-down of $3.7 million, was $268.3 million, up 2.6% from EBITDA of $261.5 million in the 1995 fiscal year. As a percentage of net sales, EBITDA, before deducting the Knitted Fabrics division closing charges in fiscal 1996, was 12.3% for the 1996 fiscal year compared with 11.8% for the 1995 fiscal year.
        EBITDA for the apparel products segment, before the loss on closing the Knitted Fabrics division and an associated inventory write-down of $3.7 million, was $177.7 million, or 13.4% of sales, in the 1996 fiscal year, compared with $160.5 million, or 11.9% of sales, in the 1995 fiscal year. EBITDA for the interior furnishings segment was $90.6 million, or 10.6% of sales, in the 1996 fiscal year, in comparison with $101.0 million, or 11.7% of sales, in the 1995 fiscal year.
        Selling, administrative and general expenses totaled $166.3 million, or 7.6% of net sales, in the 1996 fiscal year, compared with $162.5 million, or 7.4% of net sales, in the 1995 fiscal year. The increase was mainly attributable to the new Bacova operation which was acquired during fiscal year 1995.
        The Company recorded provisions for doubtful accounts of $6.5 million and $10.4 million in the 1996 and 1995 fiscal years, respectively, resulting primarily from bankruptcies which occurred in those periods.
        INTEREST EXPENSE: Interest expense for the 1996 fiscal year was $65.9 million, or 3.0% of net sales, compared with $56.3 million, or 2.5% of net sales in the 1995 fiscal year. The increase in interest expense was primarily the result of lengthening maturities and higher rates partially offset by lower average debt.
        OTHER EXPENSE (INCOME): Other expense for the 1996 fiscal year was $6.1 million consisting principally of $4.0 million for legal contingencies, $2.3 million loss on sale of a non-operating asset and $1.3 million loss on sale of J.G. Furniture partially offset by interest income. Other income of $1.9 million for fiscal year 1995 consisted primarily of interest income.
        INCOME TAX EXPENSE AND EXTRAORDINARY ITEMS: Income tax expense of $33.7 million was recorded for the 1996 fiscal year in comparison with $51.7 million for fiscal year 1995. The extraordinary loss of $0.7 million for the 1996 fiscal year resulted from the early extinguishment of debt net of income tax benefit of $0.5 million (principally the write-off of unamortized bank financing costs).
        NET INCOME AND NET INCOME PER SHARE: Net income for the 1996 fiscal year was $40.9 million, or $0.65 per share, in comparison with $68.4 million, or $1.05 per share, for the 1995 fiscal year. Net income for the 1996 fiscal year included $25.0 million ($0.40 per share) of non-recurring expenses, consisting of an after-tax charge of $20.3 million ($0.33 per share) for the closing of the Knitted Fabrics division and an after-tax provision of $4.7 million ($0.07 per share) for legal contingencies, the sale of the J.G. Furniture division and the sale of a non-operating asset. In addition, there was an extraordinary loss of $0.01 per share for the early extinguishment of debt.

Comparison of Fiscal Years ended September 30, 1995 and October 1, 1994

NET SALES: Net sales for the 1995 fiscal year were $2,209.2 million, an increase of 3.9% over the $2,127.1 million recorded in the 1994 fiscal year. Exports totaled $161 million and $131 million in the 1995 and 1994 fiscal years, respectively (an increase of 22.9%).
        Products for Apparel Markets: Net sales of products for apparel markets for the 1995 fiscal year were $1,347.1 million, 1.2% higher than net sales of $1,331.5 million for the 1994 fiscal year. A small reduction in the unit volume of sales was more than offset by improvements in selling prices and product mix.
        Products for Interior Furnishings Markets: Net sales of products for interior furnishings markets for the 1995 fiscal year were $862.1 million, an increase of 8.4% from the $795.6 million recorded in the 1994 fiscal year.
Higher volume and, to a lesser extent, enhanced product mix were the main factors contributing to the increase in sales in this segment.
        OPERATING INCOME BEFORE INTEREST AND TAXES: Operating income before interest and taxes for the 1995 fiscal year was $174.5 million in comparison with $204.2 million recorded in the 1994 fiscal year, after deducting the 1994 provision for restructuring of $7.5 million. Amortization of goodwill was $18.1 million and $17.5 million in the 1995 and 1994 fiscal years, respectively.
        Products for Apparel Markets: Operating income before interest and taxes for the apparel products segment for the 1995 fiscal year was $107.1 million, down 29.3% from the $151.5 million recorded for the 1994 fiscal year before the $7.5 million Knitted Fabrics restructuring provision. The principal factors causing this decrease were a significant increase in raw material prices partially offset by improvements in selling prices and product mix and cost-reduction initiatives, unusually high provisions for doubtful accounts and operating capacity losses.
        Products for Interior Furnishings Markets: Operating income before interest and taxes for the interior furnishings products segment for the 1995 fiscal year was $67.4 million, up 12.0% over the $60.2 million recorded in fiscal 1994. Significant improvement in results of operations of the Carpet division and strong performance by the Burlington House division were the major contributors to the results of this segment. Improvements in product mix, selling prices and volume were partially offset by increases in raw material prices.
        Operating income before interest, taxes, depreciation and amortization (EBITDA) was $261.5 million for the 1995 fiscal year, down 11.1% from EBITDA of $294.3 million before the $7.5 million restructuring provision recorded in the 1994 fiscal year. As a percentage of net sales, EBITDA, before deducting the restructuring provision in fiscal 1994, was 11.8% for the 1995 fiscal year compared with 13.8% for the 1994 fiscal year. After the restructuring provision, EBITDA was $286.8 million for the 1994 fiscal year.
        EBITDA for the apparel products segment was $160.5 million, or 11.9% of sales, in the 1995 fiscal year, compared with $204.1 million, or 15.3% of sales, in the 1994 fiscal year before the restructuring provision. EBITDA for the interior furnishings segment was $101.0 million, or 11.7% of sales, in the 1995 fiscal year, in comparison with $90.2 million, or 11.3% of sales, in the 1994 fiscal year.
        Selling, administrative and general expenses totaled $162.5 million, or 7.4% of net sales, in the 1995 fiscal year, compared with $151.3 million, or 7.1% of net sales, in the 1994 fiscal year. The increase was mainly attributable to the new Bacova operation, abnormal expenses related to cost-reduction programs and higher advertising expense.
        The Company recorded a provision for doubtful accounts of $10.4 million in the 1995 fiscal year, compared with $1.6 million in the 1994 fiscal year. Included in the fiscal 1995 amount were charges of approximately $8.1 million related to bankruptcies of two apparel customers.
        INTEREST EXPENSE: Interest expense for the 1995 fiscal year was $56.3 million, or 2.5% of net sales, compared with $49.8 million, or 2.3% of net sales in the 1994 fiscal year. The increase in interest expense was principally due to higher interest rates.

        OTHER EXPENSE (INCOME): Other income for the 1995 fiscal year was $1.9 million, consisting principally of interest income. Other income for the 1994 fiscal year was $14.9 million, consisting of: $31.2 million gain on sale of assets, a $12.1 million charge for legal and environmental contingencies, a $5.9 million charge for write-down of non-operating assets, and interest income. The gain on sale of assets was due primarily to the sale by the Company of its Decorative Prints division on April 29, 1994 for $63.9 million in cash.
        INCOME TAX EXPENSE AND EXTRAORDINARY ITEMS: Income tax expense of $51.7 million was recorded for the 1995 fiscal year in comparison with $70.0 million for fiscal year 1994. The extraordinary loss of $4.3 million for the 1994 fiscal year resulted from the early extinguishment of debt net of income tax benefit of $2.8 million (principally the write-off of unamortized bank financing costs).
        NET INCOME AND NET INCOME PER SHARE: Net income for the 1995 fiscal year was $68.4 million, or $1.05 per share, in comparison with $95.0 million, or $1.40 per share, for the 1994 fiscal year. Net income for the 1994 fiscal year included a net non-recurring gain of $5.9 million, or $0.08 per share, stemming from the sale of the Decorative Prints division and other assets less charges for legal and environmental contingencies, provision for restructuring and write-down of non-operating assets, and an extraordinary loss of $4.3 million, or $0.06 per share, resulting from the early extinguishment of debt.

Legal and Environmental Contingencies

        As described more fully in Note O to the consolidated financial statements, various claims and suits have been made or filed against the Company. The Company has made provisions in its financial statements for litigation based on the Company's assessment of the possible outcome of such litigation, including the possibility of settlement, and related legal fees and costs. It is not possible with certainty to determine the ultimate liability, if any, of the Company in any of these matters, but in the opinion of management their outcome should have no material adverse effect upon the financial condition or results of operations of the Company.
        The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, by the environmental agencies in several states and by private parties as potentially responsible parties at a number of hazardous waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. The Company may also have liability for such matters pursuant to contractual obligations relating to divested property or with respect to sites which may be identified in the future. With respect to certain of these sites, other persons have also been identified as potentially responsible parties, and in such circumstances the responsibility for cleanup and other remedial activities is typically shared among such parties based on an allocation formula. The Company is also involved in remedial responses and voluntary environmental cleanups at other sites which are not currently the subject of proceedings of any kind under Superfund or comparable state laws. The Company has established reserves in its financial statements for such environmental liabilities, including related legal fees and other transaction costs, in the aggregate amount of approximately $6.6 million. The provision for environmental liabilities is based on the Company's estimate of allocations of liability among potentially responsible parties (and the likelihood of contribution by such parties), information concerning the scope of contamination, estimated remediation costs, estimated transaction costs and other factors. The Company has also recorded $1.3 million for estimated recoveries under insurance policies to the extent that coverage for such claims has been acknowledged by the relevant insurer and for estimated recoveries from third parties. No provision has been made for liabilities that may be incurred with respect to sites which may be identified in the future because insufficient basis exists for making informed estimates in such cases. It is not possible with certainty to determine the ultimate liability of the Company with respect to these matters, but in the opinion of management their outcome should have no material adverse effect on the financial condition or results of operations of the Company, generally either because estimates of the maximum potential liability at these sites are not material or because liability will be shared with many other potentially responsible parties.

Liquidity and Capital Resources

        During the 1995 and 1996 fiscal years, the Company took steps to strengthen its capital structure and enhance the flexibility of its financial resources going forward. During the last quarter of the 1995 fiscal year, a $400 million senior debt shelf registration statement was filed and became effective, and the Company used $150 million of its capacity in a public offering of 10-year senior, non-callable notes on September 26, 1995. The proceeds of this offering were used to repay term loans under the Company's 1994 Bank Credit Agreement. The notes received investment grade ratings from each of the two major credit rating agencies, which underscored the continued improvement in the Company's credit standing. In November 1995, the Company entered into a new $750 million bank credit facility which reduces borrowing costs compared to the 1994 bank credit facility, and further enhances the Company's financial flexibility. At September 28, 1996, total debt of the Company (consisting of current and non-current portions of long-term debt and short-term borrowings) was $838.9 million compared with $913.0 million at September 30, 1995. The ratio of debt to total capital declined from 59.7% at the beginning of fiscal year 1996 to 57.7% at fiscal year end.
        The Company's principal uses for funds during the next several years will be for capital investments (including the funding of acquisitions and participations in joint ventures), repayment and servicing of indebtedness, working capital needs and the repurchase of shares of Company common stock. The Company intends to fund such needs principally from net cash provided by operating activities and, to the extent necessary, from funds provided by the credit facilities described in this section. The Company believes that these sources of funds will be adequate to meet the Company's foregoing needs.
        The net cash generated by the Company from operating activities during the 1996 fiscal year amounted to $193.1 million; additionally $8.8 million was provided from sales of assets and $3.8 million from the exercise of stock options. Cash generated in this manner was primarily used for: $81.4 million of capital expenditures and investment in joint venture, $45.0 million for the repurchase of Company common stock and net repayments of long- and short-term debt of $73.5 million. Shares of Company common stock purchased during the 1996 fiscal year are expected to be used during the next several years principally to satisfy Company obligations to contribute stock under its employee incentive plans and will, accordingly, minimize further future cash outlays for these purposes.
        During the 1996 fiscal year, investment in capital expenditures and a joint venture totaled $81.4 million, compared to $101.9 million in the 1995 fiscal year. The Company anticipates that the level of capital expenditures for fiscal year 1997 could total approximately $135 million, principally for growth and modernization of U.S. and Mexican plants.
        On September 26, 1995, the Company issued $150.0 million principal amount of 7.25% Notes due September 15, 2005 (the "Notes") at a price of 99.926% plus accrued interest. The Notes are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Notes are not redeemable prior to maturity. Proceeds from the sale of the Notes were used to prepay $150.0 million of outstanding term loans under the 1994 Bank Credit Facility.
        On November 8, 1995, the Company entered a new $750.0 million unsecured Revolving Credit Facility ("1995 Bank Credit Agreement") which replaced in its entirety the Term Loan and Revolving Credit Facility under the 1994 Bank Credit Agreement. The new facility maintains the existing maturity of all revolving loans and letters of credit at March 31, 2001, thereby eliminating the amortization of term loans required under the 1994 Bank Credit Agreement. On November 20, 1995, the Company borrowed $510.0 million under the new Revolving Credit Facility and repaid all loans under the 1994 Bank Credit Agreement. At November 8, 1996, the Company had approximately $235.0 million in unused capacity under the new Revolving Credit Facility. The Company also maintains $27.0 million in additional overnight borrowing availability under bank lines of credit.
        Loans under the 1995 Bank Credit Agreement bear interest at either (i) floating rates generally payable quarterly based on the Adjusted Eurodollar Rate plus 0.275% or (ii) Eurodollar rates or fixed rates which may be offered from time to time by a Lender pursuant to a competitive bid request submitted by the Company, payable up to 360 days. In addition, the Company pays an annual facility fee of 0.15%. The interest rate and the facility fee are based on the Company's current implied senior unsecured debt ratings of BBB minus and Baa3. In the event that the Company's Debt Ratings improve, the interest rate and facility fees would be reduced. Conversely, a deterioration in the Company's Debt Ratings would increase the interest rate and facility fees.
        The 1995 Bank Credit Agreement imposes various limitations on the liquidity of the Company. The Agreement requires the Company to maintain minimum interest coverage and maximum leverage ratios and a specified level of net worth. In addition, the Agreement limits dividend payments, stock repurchases, leases, the incurrence of additional indebtedness by consolidated subsidiaries, the creation of additional liens and the making of investments in non-U.S. persons and restricts the Company's ability to enter into certain merger, liquidation or asset sale or purchase transactions.
        The Company also has in effect, through its wholly-owned subsidiary, B.I. Funding, Inc., a receivables-backed commercial paper program which is supported by a multi-bank liquidity facility. The maximum amount of commercial paper issuances or borrowings thereunder is $225.0 million. At November 8, 1996, $150.5 million of commercial paper with original maturities of up to 70 days was outstanding. There were no borrowings at such date under the liquidity facility.
        Because the Company's obligations under the 1995 Bank Credit Agreement and commercial paper program bear interest at floating rates, the Company is sensitive to changes in prevailing interest rates. The Company uses derivative instruments to manage its interest rate exposure, rather than for trading purposes.

              BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES
                    Consolidated Statements of Operations
                 For the fiscal years ended September 28, 1996,
                    September 30, 1995, and October 1, 1994
              (amounts in thousands, except for per share amounts)




                                            1996        1995          1994
                                        ----------   ----------    ----------

Net sales.............................  $2,182,347   $2,209,191    $2,127,067
Cost of sales.........................   1,814,160    1,843,752     1,744,880
                                        ----------   ----------    ----------
Gross profit..........................     368,187      365,439       382,187
Selling, administrative and
  general expenses....................     166,283      162,504       151,322
Provision for doubtful accounts.......       6,457       10,382         1,625
Amortization of goodwill..............      18,201       18,055        17,498
Loss on closing of division...........      29,856            -             -
Provision for restructuring...........           -            -         7,500
                                        ----------   ----------    ----------
Operating income before
  interest and taxes..................     147,390      174,498       204,242
Interest expense......................      65,936       56,294        49,841
Other expense (income) - net..........       6,104       (1,897)      (14,880)
                                        ----------   ----------    ----------
Income before income taxes............      75,350      120,101       169,281
Income tax expense:
  Current.............................     (36,822)     (31,706)      (46,697)
  Deferred............................       3,075      (20,001)      (23,285)
                                        ----------   ----------    ----------
    Total income tax expense..........     (33,747)     (51,707)      (69,982)
                                        ----------   ----------    ----------
Income before
  extraordinary item..................      41,603       68,394        99,299
Extraordinary item:
  Loss from early extinguishment
   of debt, net of income tax
   benefit of $454 in 1996 and
   $2,770 in 1994.....................        (697)           -        (4,261)
                                        ----------   ----------    ----------
Net income............................  $   40,906   $   68,394    $   95,038
                                        ==========   ==========    ==========

Average common shares
  outstanding.........................      63,231       65,273        67,974

Net income per common share:
  Income before
   extraordinary item.................  $     0.66   $     1.05    $     1.46
  Extraordinary item..................       (0.01)           -         (0.06)
                                        ----------   ----------    ----------
                                        $     0.65   $     1.05    $     1.40
                                        ==========   ==========    ==========

See notes to consolidated financial statements.

              BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES
                         Consolidated Balance Sheets
                           (amounts in thousands)

                                                    September 28,  September 30,
                                                        1996           1995
                                                    -----------     -----------
ASSETS
Current assets:
Cash and cash equivalents.......................    $    15,392     $    10,507
Short-term investments..........................         22,755          22,821
Customer accounts receivable after deductions
  of $21,466 and $19,222 for the respective
  dates for doubtful accounts, discounts,
  returns and allowances........................        342,390         337,389
Sundry notes and accounts receivable............          6,608          17,245
Inventories.....................................        329,386         342,659
Prepaid expenses................................          2,839           2,216
                                                    -----------     -----------
     Total current assets.......................        719,370         732,837
Fixed assets, at cost:
Land and land improvements......................         34,332          34,499
Buildings.......................................        381,281         371,268
Machinery, fixtures and equipment...............        585,587         576,919
                                                    -----------     -----------
                                                      1,001,200         982,686
Less accumulated depreciation and amortization..        436,069         411,957
                                                    -----------     -----------
     Fixed assets - net.........................        565,131         570,729
Other assets:
Investments and receivables.....................         14,032          17,365
Intangibles and deferred charges................         25,875          31,910
Net assets held for sale........................          4,409           4,351
Excess of purchase cost over
 net assets acquired............................        557,125         574,539
                                                    -----------     -----------
     Total other assets.........................        601,441         628,165
                                                    -----------     -----------
                                                    $ 1,885,942     $ 1,931,731
                                                    ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings...........................    $         -     $       323
Long-term debt due currently....................          1,720          34,686
Accounts payable  - trade.......................         93,688         103,314
Sundry payables and accrued expenses............        102,895          76,714
Income taxes payable............................         20,674           9,403
Deferred income taxes...........................         46,375          47,957
                                                    -----------     -----------
     Total current liabilities..................        265,352         272,397
Long-term liabilities:
Long-term debt..................................        837,136         878,005
Other...........................................         57,360          54,222
                                                    -----------     -----------
     Total long-term liabilities................        894,496         932,227
Deferred income taxes...........................        110,174         111,667
Shareholders' equity:
Common stock issued (Note H)....................            684             684
Capital in excess of par value..................        885,485         893,439
Accumulated deficit.............................       (192,999)       (233,905)
Currency translation adjustments................         (9,263)         (5,822)
                                                    -----------     -----------
                                                        683,907         654,396
Less unearned compensation......................           (300)         (2,492)
Less cost of common stock held in treasury......        (67,687)        (36,464)
                                                    -----------     -----------
     Total shareholders' equity.................        615,920         615,440
                                                    -----------     -----------
                                                    $ 1,885,942     $ 1,931,731
                                                    ===========     ===========

See notes to consolidated financial statements.

        BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES
              Consolidated Statements of Cash Flows
           For the fiscal years ended September 28, 1996,
              September 30, 1995 and October 1, 1994
                     (amounts in thousands)

                                                   1996       1995       1994
                                                 --------  ---------   --------

Cash flows from operating activities:
Net income.....................................  $ 40,906  $  68,394   $ 95,038
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization of
     fixed assets..............................    66,942     66,646     63,023
    Provision for doubtful accounts............     6,457     10,382      1,625
    Amortization of intangibles................    18,201     18,055     17,498
    Amortization of deferred debt expense......     3,852      2,678      1,906
    Deferred income taxes......................    (3,075)    20,001     23,285
    Non-cash compensation......................     2,248      2,255      2,084
    (Gain) loss on disposal of assets
     and other expense.........................     7,641          -    (10,848)
    Loss from early extinguishment of debt.....     1,151          -      7,031
    Loss on closing of division/restructuring..    29,856          -      7,500
    Changes in assets and liabilities:
        Customer accounts receivable - net.....   (16,165)     8,331    (38,734)
        Sundry notes and accounts receivable...    10,203     (7,511)    (1,322)
        Inventories............................     9,561    (12,645)   (27,618)
        Prepaid expenses.......................      (627)        51        801
        Accounts payable and accrued expenses..     3,694    (15,910)     2,757
    Payment of financing fees..................      (444)    (3,848)    (6,996)
    Change in interest payable.................     3,257     (1,222)     4,419
    Change in income taxes payable.............    11,273     (7,252)    12,525
    Other......................................    (1,806)     4,159      2,994
                                                 --------  ---------  ---------
         Total adjustments.....................   152,219     84,170     61,930
                                                 --------  ---------  ---------
Net cash provided by operating activities......   193,125    152,564    156,968
                                                 --------  ---------  ---------

Cash flows from investing activities:
Capital expenditures...........................   (79,174)  (101,876)   (98,869)
Payment for purchase of business,
  net of cash acquired.........................         -    (12,022)         -
Proceeds from sales of assets..................     8,785      6,472     67,454
Investment in joint venture....................    (2,200)         -          -
Change in investments..........................      (957)    (3,073)      (557)
                                                 --------  ---------  ---------
Net cash used by investing activities..........   (73,546)  (110,499)   (31,972)
                                                 --------  ---------  ---------

Cash flows from financing activities:
Net change in short-term borrowings............      (274)    (1,136)   (16,332)
Repayments of long-term debt...................  (600,708)  (211,966)  (837,029)
Proceeds from issuance of long-term debt.......   527,478    197,818    757,361
Proceeds from exercise of stock options........     3,848         73          -
Purchase of treasury stock.....................   (45,038)   (37,858)   (11,302)
                                                 --------  ---------  ---------
Net cash used by financing activities..........  (114,694)   (53,069)  (107,302)
                                                 --------  ---------  ---------

Net change in cash and cash equivalents........     4,885    (11,004)    17,694
Cash and cash equivalents at beginning
 of period.....................................    10,507     21,511      3,817
                                                 --------  ---------  ---------
Cash and cash equivalents at end of period.....  $ 15,392  $  10,507  $  21,511
                                                 ========  =========  =========

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Burlington Industries, Inc. and Subsidiary Companies



Note A - Organization

On February 3, 1994, Burlington Industries Equity Inc. (Equity) merged with and into its wholly-owned subsidiary, Burlington Industries, Inc. (Industries). As a result of such merger, Equity's subsidiaries became direct wholly-owned subsidiaries of Industries. The consolidated statements of operations and cash flows for the 1994 period represent the consolidated results of operations and cash flows of Equity and its subsidiaries through the date of merger on February 3, 1994 combined with the consolidated results of operations and cash flows of Industries and its subsidiaries from the date thereafter.

Note B - Restructuring Activities

The Knitted Fabrics division experienced operating difficulties for a number of years. In the fourth quarter of 1994, a $7.5 million provision for restructuring was taken to provide for the costs of facilities closure and further staff reduction following similar efforts undertaken in 1993. The Company's efforts to return the division to profitability were not successful. On June 5, 1996, the Company announced its plan to close the Knitted Fabrics division which resulted in a $29.9 million pre-tax charge in the third quarter of the 1996 fiscal year. In addition, the closing resulted in an inventory write-down of $3.7 million included in cost of sales. Combining these charges, the closing of the division resulted in a pre-tax charge of $33.6 million, $20.3 million after income taxes, or $0.33 per share. Two of the division's manufacturing facilities were closed and offered for sale. Its other facility will be utilized by Burlington Sportswear, a new business unit serving the better men's sportswear and uniform markets. Production of the Knitted Fabrics division was phased out during September and October, 1996, and it is anticipated that sales of the majority of the division's assets will be completed within a two-year period. The components of the 1996 charge include estimated costs of $12.7 million for severance and other benefits related to approximately 1,150 employees, $8.3 million for divestitures of machinery and equipment, $8.0 million for divestitures of real estate, and $0.8 million for cancellation of leases. Costs of closing the division paid through September 28, 1996 were $7.8 million. Operating results of the Knitted Fabrics division before any charges related to the restructuring were as follows (in millions):

                                             1996         1995         1994
                                          ---------    ---------    ---------
     Net sales ........................   $  108.2     $  134.1     $  147.9
     Net operating loss before
       interest and taxes .............   $  (17.2)    $  (17.9)    $  (19.2)

Note C - Summary of Significant Accounting Policies

Consolidation: The consolidated financial statements include the accounts of the Company and all its subsidiaries. The accounts of foreign subsidiaries have been included on the basis of fiscal periods ended no more than three months prior to the dates of the consolidated balance sheets. Investments in affiliates in which the Company owns 20 to 50 percent of the voting stock are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

Cash equivalents: Cash and cash equivalents include time deposits and other short-term investments with an original maturity of three months or less.

Inventories: Inventories are valued at the lower of cost or market. Cost of substantially all components of textile inventories in the United States is determined using the dollar value Last-in, First-out (LIFO) method. All other inventories are valued principally at average cost.

Fixed assets: Depreciation and amortization of fixed assets is calculated over the estimated useful lives of the related assets principally using the straight-line method.

Excess of purchase cost over net assets acquired: The excess of purchase cost over net assets acquired is amortized as goodwill using the straight-line method over not more than 40 years. The accumulated amortization of goodwill was $163,586,000 and $145,385,000 at September 28, 1996 and September 30, 1995,
respectively.

Deferred debt expense: Deferred debt expense is amortized over the lives of the related debt as an adjustment to interest expense.

Revenue recognition: In general, the Company recognizes revenues from product sales when units are shipped.

Research expenditures: Expenditures for research and development are expensed as incurred. Total expenditures for research and development aggregated $13,482,000 and $17,082,000 and $18,903,000 in the 1996, 1995 and 1994 fiscal years, respectively.

Income per common share: Income per common share is computed based on the weighted average number of common shares outstanding during each period.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification: Certain prior period amounts have been reclassified to conform to current presentations.

Fiscal year:  The Company uses a 52 - 53 week fiscal year.

Other: During 1995, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and No. 123, "Accounting for Stock-Based Compensation", and in 1996 Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The Company will adopt these accounting standards in 1997 and does not expect that adoption will have a material impact on its financial statements.


Note D - Inventories

Inventories are summarized as follows (in thousands):
                                                            1996         1995
                                                          ---------    ---------
    Inventories at average cost:

        Raw materials................................     $  49,481    $  51,676
        Stock in process.............................        96,836      104,661
        Produced goods...............................       200,679      214,718
        Dyes, chemicals and supplies.................        23,100       22,059
                                                          ---------    ---------
                                                            370,096      393,114
        Less excess of average cost over LIFO........        40,710       50,455
                                                          ---------    ---------
            Total....................................     $ 329,386    $ 342,659
                                                          =========    =========

Inventories valued using the LIFO method comprised  approximately 90% and 88% of
consolidated   inventories  at  September  28,  1996  and  September  30,  1995,
respectively.

Note E - Sundry Payables and Accrued Expenses

Sundry payables and accrued expenses consist of the following (in thousands):

                                                             1996         1995
                                                          ---------    ---------
     Sundry accounts payable.........................     $   2,156    $   7,323
     Accrued expenses:
         Payroll and employee benefits...............        58,555       34,692
         Taxes, other than income taxes..............         9,597        9,472
         Interest....................................        12,464        8,816
         Other.......................................        20,123       16,411
                                                          ---------    ---------
             Total...................................     $ 102,895    $  76,714
                                                          =========    =========

Note F - Long-term Debt

Long-term debt consists of the following (in thousands):
                                                             1996         1995
                                                          ---------    ---------
  1995 Bank Credit Agreement...........................   $ 525,000    $       -
  1994 Bank Credit Agreement -
    Term Loan Facility.................................           -      305,000
    Revolving Credit Facility..........................           -      240,000
  Commercial Paper.....................................     144,221      193,032
  Senior Debt Securities...............................     149,900      149,889
  Other indebtedness with various rates and maturities.      19,735       24,770
                                                          ---------    ---------
                                                            838,856      912,691
  Less long-term debt due currently....................       1,720       34,686
                                                          ---------    ---------
    Total..............................................   $ 837,136    $ 878,005
                                                          =========    =========

Bank Financing: On November 8, 1995, the Company entered into an unsecured credit agreement ("1995 Bank Credit Agreement"), consisting of a $750.0 million Revolving Credit Facility with a final maturity on March 31, 2001. The Agreement provides for the issuance of letters of credit by the fronting bank in an outstanding aggregate face amount not to exceed $75.0 million, provided that at no time shall the aggregate principal amount of Revolving Loans together with the aggregate face amount of such letters of credit issued, exceed $750.0 million. At September 28, 1996, letters of credit outstanding issued by the fronting bank were approximately $0.2 million, and the unused portion of the revolving facility commitment was approximately $224.8 million. Additional overnight borrowings up to $27.0 million are also available under bank lines of credit.

Loans under the 1995 Bank Credit Agreement bear interest at either (i) floating rates generally payable quarterly based on the Adjusted Eurodollar Rate plus 0.275% or (ii) Eurodollar rates or fixed rates which may be offered from time to time by a Lender pursuant to a competitive bid request submitted by the Company, payable up to 360 days. In addition, the Company pays an annual facility fee of 0.15%. The interest rate and the facility fee are based on the Company's current senior unsecured debt ratings of BBB minus and Baa3. In the event that the Company's Debt Ratings improve, the interest rate and facility fees would be reduced. Conversely, a deterioration in the Company's Debt Ratings would increase the interest rate and facility fees. At September 28, 1996, the average bank financing interest rate was 5.92%. See Note Q for information on financial instruments utilized to manage interest rate exposure.

The 1995 Bank Credit Agreement imposes various limitations on the liquidity of the Company. The Agreement requires the Company to maintain minimum interest coverage and maximum leverage ratios and a specified level of net worth. In addition, the Agreement limits dividend payments, stock repurchases, leases, the incurrence of additional indebtedness by domestic subsidiaries, the creation of additional liens and the making of investments in foreign entities and restricts the Company's ability to enter into certain merger, liquidation or asset sale or purchase transactions.

On November 20, 1995, the Company borrowed $510.0 million under the 1995 Bank Credit Agreement to repay all $505.0 million principal amount of outstanding indebtedness under the 1994 Bank Credit Agreement and recorded a related charge from early extinguishment of debt of $0.7 million (net of income taxes) during the 1996 fiscal year. On May 18, 1994, the Company utilized proceeds from the 1994 Bank Credit Agreement to repay all $740.0 million principal amount of outstanding indebtedness of Industries under its 1993 Bank Credit Agreement, and on August 17, 1994, amended its commercial paper facility (described below), and recorded related charges from early extinguishment of debt totalling $4.3 million (net of income taxes) during the 1994 fiscal year.

Commercial Paper Facility: B.I. Funding, Inc., a wholly-owned subsidiary of the Company, has established a $225.0 million A-1/D-1 rated commercial paper facility ("CP Facility") backed by a $225.0 million Receivables-Backed Liquidity Facility ("Liquidity Facility") established with a group of banks. The Company's commercial paper borrowings generally have original maturities of up to 75 days. The Company has the intent and ability to maintain the commercial paper borrowings on a long-term basis with ongoing liquidity support provided by the Liquidity Facility. Accordingly, commercial paper borrowings have been classified as long-term debt. There were no borrowings outstanding at September 28, 1996, September 30, 1995 or October 1, 1994 under the Liquidity Facility, which expires on August 31, 1998. The amount of borrowings allowable under the CP Facility and the Liquidity Facility at any time is a function of the amount of then outstanding eligible trade accounts receivable of B.I. Funding, Inc. up to $225.0 million. A commitment fee of 0.20% is charged on the unused portion of the Liquidity Facility.

Senior Debt Securities: On September 26, 1995, the Company sold through a public offering $150.0 million principal amount of 7.25% unsecured senior debt securities due September 15, 2005 pursuant to a $400.0 million shelf registration filed with the Securities and Exchange Commission. The Senior Debt Securities were issued at a discount to yield 7.26%. The net proceeds from the sale were the principal source of funds used to prepay $150.0 million of term loans under the 1994 Bank Credit Agreement on the same date. Interest on the Senior Debt Securities is payable semi-annually on March 15 and September 15. The Senior Debt Securities are not redeemable prior to maturity and are not entitled to any sinking fund. The indenture to the Senior Debt Securities contains covenants limiting certain liens and sale and leaseback transactions.

Maturities: As of September 28, 1996, aggregate annual maturities of long-term debt for the next five years are $1.7 million in 1997, $145.9 million in 1998, $1.7 million in 1999, $1.6 million in 2000 and $525.5 million in 2001.

Note G - Leases

Minimum commitments for rental expenditures under noncancellable operating leases are as follows (in thousands):

          1997.............................................    $  15,029
          1998.............................................       11,736
          1999.............................................        8,894
          2000.............................................        6,770
          2001.............................................        5,444
          Later years......................................       26,083
                                                               ---------
                                                                  73,956
          Less sublease income.............................           25
                                                               ---------
               Total minimum lease payments................    $  73,931
                                                               =========

Approximately 38% of the operating leases pertain to real estate. The remainder covers a variety of machinery and equipment. Certain operating leases, principally for office facilities, contain escalation clauses for increases in operating costs, property taxes and insurance. For the 1996, 1995 and 1994 fiscal years, rental expense for all operating leases was $20,023,000, $18,542,000 and $16,079,000, respectively. Sublease income was not material in any of these years.

Note H - Shareholders' Equity

Shares of the Company's voting and nonvoting common stock, par value $.01 per share, authorized, issued and outstanding at September 28, 1996 and September 30, 1995, respectively, were as follows:

                                       Shares          Shares           Shares
   September 28, 1996                Authorized        Issued        Outstanding
   ------------------               -----------      ----------      -----------
   Common Stock..................   200,000,000      61,366,741       55,852,652
   Nonvoting Common Stock........    15,000,000       7,026,708        7,026,708
                                    -----------      ----------       ----------
                                    215,000,000      68,393,449       62,879,360
                                    ===========      ==========       ==========

                                       Shares          Shares           Shares
   September 30, 1995                Authorized        Issued        Outstanding
   ------------------               -----------      ----------      -----------
   Common Stock..................   200,000,000      53,406,782       50,119,029
   Nonvoting Common Stock........    15,000,000      14,986,667       14,986,667
                                    -----------      ----------       ----------
                                    215,000,000      68,393,449       65,105,696
                                    ===========      ==========       ==========


All shares have similar rights and privileges except for voting rights. Holders of Nonvoting Common Stock are entitled, subject to certain limitations, to exchange such shares for Common Stock.

On September 28, 1996 and September 30, 1995, the Company had 30,000,000 shares of preferred stock authorized, par value $.01 per share, none of which were issued and outstanding.

On December 19 and 20, 1995, the Company purchased 3,428,571 shares of Nonvoting Common Stock from a shareholder group in a privately-negotiated transaction. Immediately thereafter, these shares were converted to voting Common Stock held as treasury stock. During the 1996 fiscal year, outstanding shares also changed due to (i) the purchase of 3,047 additional shares of treasury stock; (ii) the issuance of 233,076 shares of treasury stock to the ESOP Plan (see Note N);
(iii) the issuance of 581,393 shares of treasury stock to settle Performance Unit Awards (see below); (iv) the issuance of 337,813 shares of treasury stock for exercise of stock options; and (v) the issuance of 53,000 shares for other transactions.

Under the Company's various Equity Incentive Plans the following were issued and are outstanding as of September 28, 1996: (i) 65,000 restricted shares and (ii) 6,203,293 options with an exercise price range of $8.397 to $21.930 and which expire from March 19, 2002 to October 1, 2005 except for 210,538 options which expire on December 31, 1997. These restricted shares and options are all vested (with the exception of 2,195,142 options which vest November 13, 2000, unless vesting is accelerated to November 13, 1998 under three-year performance objectives). Under these plans 1,185,763 shares of Common Stock are reserved to settle Performance Unit Awards currently outstanding and 464,965 shares to settle additional future awards remain available. Unamortized deferred compensation expense with respect to restricted common shares granted is being amortized over the vesting term of such restricted shares.

Changes in shareholders' equity of the Company for fiscal 1994, 1995 and 1996 are (dollar amounts in thousands):

                                             Capital
                                               in                    Currency                  Treasury
                                    Common  excess of  Accumulated  translation    Unearned     shares,
                                    Stock   par value    deficit    adjustment   compensation   at cost     Total
                                    ------  ---------  -----------  -----------  ------------  ---------  --------
Balance October 2, 1993...........  $ 683   $ 881,357   $(397,337)    $ 6,488      $(6,725)    $   (251)  $484,215
Purchase of treasury stock........                                                              (11,302)   (11,302)
Issuance of treasury stock........                  2                                                65         67
Awards issued under
 Equity Incentive Plans...........              6,795                                                        6,795
Amortization of unearned
 compensation.....................                                                   2,084                   2,084
Forfeiture of restricted shares...                                                     325         (325)         -
Net income for the period.........                         95,038                                           95,038
Translation adjustment............                                     (2,533)                              (2,533)
                                    ------  ---------  -----------  -----------  ------------  ---------  --------
Balance October 1, 1994...........    683     888,154    (302,299)      3,955       (4,316)     (11,813)   574,364
Purchase of treasury stock........                                                              (37,858)   (37,858)
Issuance of treasury stock........             (1,163)                                           13,333     12,170
Awards issued under
 Equity Incentive Plans...........      1       6,375                                 (557)                  5,819
Amortization of unearned
 compensation.....................                                                   2,255                   2,255
Exercise of stock options.........                 73                                                           73
Forfeiture of restricted shares...                                                     126         (126)         -
Net income for the period.........                         68,394                                           68,394
Translation adjustment............                                     (9,777)                              (9,777)
                                    ------  ---------  -----------  -----------  ------------  ---------  --------
Balance September 30, 1995........    684     893,439    (233,905)     (5,822)      (2,492)     (36,464)   615,440
Purchase of treasury stock........                                                              (45,038)   (45,038)
Issuance of treasury stock........            (10,862)                                (116)       9,730     (1,248)
Awards issued under
 Equity Incentive Plans...........              3,205                                                        3,205
Amortization of unearned
 compensation.....................                                                   2,248                   2,248
Exercise of stock options.........               (297)                                            4,145      3,848
Forfeiture of restricted shares...                                                      60          (60)         -
Net income for the period.........                         40,906                                           40,906
Translation adjustment............                                     (3,441)                              (3,441)
                                    ------  ---------  -----------  -----------  ------------  ---------  --------
Balance September 28, 1996........ $   684  $ 885,485  $ (192,999)   $ (9,263)     $  (300)    $(67,687)  $615,920
                                    ======  =========  ===========  ===========  ============  =========  ========

Note I - Other Expense (Income) - Net

Other expense (income) - net consists of the following (in thousands):

                                             1996         1995         1994
                                           --------     --------     --------
    Loss (gain) on sale of assets - net..  $  3,651     $      -     $(31,192)
    Provision for legal and
      environmental contingencies........     3,990            -       12,113
    Provision for non-operating
      asset write-downs..................         -            -        5,856
    Interest income......................    (2,583)      (2,133)      (1,749)
    Other................................     1,046          236           92
                                           --------     --------     --------
         Total...........................  $  6,104     $ (1,897)    $(14,880)
                                           ========     ========     ========

On April 27, 1996, the Company sold its J.G. Furniture operation for $1.1 million in cash and $3.6 million in securities. J.G. Furniture had sales of $17.4 million and $19.8 million during the 1995 and 1994 fiscal years, respectively. Additionally, the Company recorded a charge for $2.3 million in 1996 on the sale of a non-operating asset. On April 29, 1994, the Company sold its Decorative Prints division for $63.9 million in cash for a gain of $30.0 million. Additionally, the Company recorded a gain of $1.5 million in the 1994 fiscal year related to the sale of assets held for investment. The Company recorded charges of $4.0 million and $12.1 million in the 1996 and 1994 fiscal years, respectively, for legal and environmental contingencies (see Note O), and $5.9 million in 1994 for the write-down of non-operating assets to their expected net realizable value.

Note J - Income Taxes

Income tax expense consists of (in thousands):
                                                    1996       1995       1994
                                                  --------   --------   --------
  Current:
       United States..........................    $ 36,375   $ 31,418   $ 46,232
       Foreign................................         447        288        465
                                                  --------   --------   --------
            Total current                           36,822     31,706     46,697
  Deferred:
       United States..........................      (3,716)    18,582     22,753
       Foreign................................         641      1,419        532
                                                  --------   --------   --------
            Total deferred....................      (3,075)    20,001     23,285
                                                  --------   --------   --------
                                                  $ 33,747   $ 51,707   $ 69,982
                                                  ========   ========   ========

Income tax expense is different from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes as follows (in thousands):
                                                   1996       1995       1994
                                                 --------   --------   --------
  U.S. tax at statutory rate..................   $ 26,373   $ 42,035   $ 59,248
  Goodwill amortization with no tax benefit...      6,212      6,166      6,157
  State income taxes, net of federal benefit..      1,465      3,622      6,544
  Other.......................................       (303)      (116)    (1,967)
                                                 --------   --------   --------
                                                 $ 33,747   $ 51,707   $ 69,982
                                                 ========   ========   ========

At September 28, 1996, the Company had $40.4 million of deferred tax assets and $196.9 million of deferred tax liabilities which have been netted for presentation purposes. At September 30, 1995, the Company had $37.2 million of deferred tax assets and $196.8 million of deferred tax liabilities which have been netted for presentation purposes. Operating loss and tax credit carryforwards with related tax benefits of $2.7 million (net of $2.9 million valuation allowance) at September 28, 1996, and $3.4 million (net of $2.9 million valuation allowance) at September 30, 1995, expire from 1997 to 2008. Deferred tax liabilities at September 28, 1996 and September 30, 1995 consist of the following (in thousands):

                                         1996                     1995
                                 ---------------------    ---------------------
                                  Current   Noncurrent     Current   Noncurrent
                                 --------    ---------    --------    ---------
     Fixed assets..............  $      -    $ 104,187    $      -    $ 104,397
     Inventory valuation.......    60,142            -      60,142            -
     Accruals, allowances
       and other...............   (13,188)       8,142     (11,550)      10,066
     Operating loss and tax
       credit carryforwards....      (579)      (2,155)       (635)      (2,796)
                                 --------    ---------    --------    ---------
          Total................  $ 46,375    $ 110,174    $ 47,957    $ 111,667
                                 ========    =========    ========    =========


Note K - Supplemental Disclosures of Cash Flow Information

     (in thousands)                            1996         1995         1994
                                             --------     --------     --------

     Interest paid - net...................  $ 56,244     $ 52,705     $ 41,767
                                             ========     ========     ========

     Income taxes paid - net...............  $ 25,089     $ 38,973     $ 42,232
                                             ========     ========     ========

The Company's noncash investing and financing activities not disclosed elsewhere included the issuance of convertible notes in the amount of $12.2 million related to the acquisition of The Bacova Guild, Ltd. during the 1995 fiscal year and exchange of equipment for notes receivable in the amount of $2.9 million during the 1995 fiscal year.

Note L - Retirement Benefits

The Company's U.S. defined benefit pension plan provides benefits to most of its U.S. employees and certain employees in foreign countries, based on their compensation over their working careers. The funding policy for this plan is to contribute annually the amount recommended by the plan's actuary. Employees also contribute a percentage of their compensation. Participants become fully vested at the end of five years of service.

The following sets forth the funded status of the plan (in thousands):

                                                             1996        1995
                                                          ---------   ---------
  Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including
   vested benefits of $(260,261) in 1996 and
   $(260,391) in 1995...................................  $(273,994)  $(276,339)
                                                          ---------   ---------
  Projected benefit obligation for service rendered
   to date..............................................   (310,992)   (314,079)
  Less plan assets at fair value, primarily listed
   stocks and bonds, short-term investment funds and
   insurance company contracts..........................    298,346     278,840
                                                          ---------   ---------
  Projected benefit obligation in excess of
   plan assets..........................................    (12,646)    (35,239)
  Unrecognized prior service cost.......................        625         823
  Unrecognized net loss.................................     34,652      58,216
                                                          ---------   ---------
  Pension asset recognized in the balance sheet.........  $  22,631   $  23,800
                                                          =========   =========

During the 1996 and 1994 fiscal years, the plan made cash lump sum payments to the former member employees of divested divisions. Curtailment and settlement losses of $3.7 million in 1996 and $2.2 million in 1994 were recognized and offset against reserves established at the time of the divestitures.

Net pension cost included the following components for the 1996, 1995 and 1994 fiscal years (in thousands):

                                                     1996      1995      1994
                                                   --------  --------  --------
Service cost - benefits earned during the
     period......................................  $  7,991  $  4,385  $  6,668
    Interest cost on projected benefit
     obligation..................................    24,093    24,148    22,304
    Return on assets, net of deferred (gain)
     loss of $(19,579) in 1996, $(20,361) in
     1995 and $7,923 in 1994.....................   (22,686)  (20,270)  (20,503)
    Amortization:
     Unrecognized prior service cost.............       163       541       550
     Unrecognized losses.........................     2,928     3,892     3,228
                                                   --------  --------  --------
    Net pension cost.............................  $ 12,489  $ 12,696  $ 12,247
                                                   ========  ========  ========

The following assumptions were used at each measurement date:
                                                     1996      1995      1994
                                                   --------  --------  --------
  Discount rate..................................    8.0 %     7.75%     8.0%
  Long-term rate of return on plan assets........    8.5%      8.5%      8.5%
  Long-term rate of increase in compensation.....    3.75%     3.75%     3.75%

Pension cost for all plans, including those of foreign subsidiaries, was $12,940,000, $13,112,000 and $12,805,000 for the 1996, 1995 and 1994 fiscal years, respectively.

Note M - Other Postretirement Benefit Plans

In addition to the Company's pension plan, the Company has two defined benefit postretirement medical plans available to most of its U.S. employees who elect participation and one life insurance defined benefit postretirement plan covering only certain employees. The medical plans include a health care plan for employees electing early retirement between the ages of 55 and 65 and a Medicare supplement plan for retired employees age 65 and older. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The life insurance plan is non-contributory and was closed to new members in 1973. The Company's policy is to fund the cost of the medical plans and the life insurance plan as expenses are incurred. The Company has adopted SFAS NO. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires that the cost of such benefits be accrued over the employees' service lives. The Company's annual postretirement benefit costs are not significant.

The following table shows the three plans' combined funded status reconciled with the amounts recognized in the Company's balance sheets as of September 28, 1996 and September 30, 1995 (in thousands) and assumptions:
                                                1996                1995
                                          ------------------  ------------------
                                                    Life                Life
                                          Medical Insurance   Medical Insurance
                                           Plans     Plan      Plans     Plan
                                          --------  --------  --------  --------
 Accumulated postretirement benefit
  obligation:
   Retirees............................. $   (955) $ (5,028) $   (126) $ (5,276)
   Fully eligible active plan
    participants........................   (2,241)        -    (1,872)        -
   Other active plan participants.......   (2,530)        -    (2,050)        -
                                         --------  --------  --------  --------
                                           (5,726)   (5,028)   (4,048)   (5,276)
  Plan assets at fair value, primarily
   bonds................................      249     2,399       265     2,510
                                         --------  --------  --------  --------
  Accumulated postretirement benefit
   obligation in excess of plan assets..   (5,477)   (2,629)   (3,783)   (2,766)
  Unrecognized net (gain) loss..........    3,266      (551)      559      (485)
                                         --------  --------  --------  --------
  Accrued postretirement benefit cost... $ (2,211) $ (3,180) $ (3,224) $ (3,251)
                                         ========  ========  ========  ========
  Discount rate.........................    8.0%      8.0%      7.75%     7.75%
  Long-term rate of return on plan
   assets...............................    8.5%      8.5%       8.5%      8.5%

The annual rate of increase in health care expenses was 7% in the 1996 and 1995 fiscal years. This rate was assumed to be 7% for the 1997 fiscal year and to decrease gradually to 6% in 2004 and remain at that level thereafter.

Note N - Employee Stock Ownership Plan

The Company's Employee Stock Ownership Plan ("ESOP") is an individual account, defined contribution plan designed to be qualified under the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ESOP is designed to invest primarily in the Company's stock. The Internal Revenue
Service has issued a favorable determination letter stating that the ESOP qualifies under the Code and that the ESOP Trust is exempt from tax.

All salaried and hourly employees of Industries and participating affiliates who complete a minimum period of service are eligible to participate in the ESOP. The ESOP Plan also provides for 100% vesting after one year of participating service and for distributions of shares allocated to participant accounts at the time of termination of employment with the Company.

Pursuant to a Board-established formula linked to the Company's annual operating results, a contribution of 922,052 shares of Common Stock valued at $9.3 million was made to the ESOP for fiscal year 1994, a contribution of 483,076 shares of Common Stock valued at $5.7 million was made to the ESOP for fiscal year 1995, and a contribution of Common Stock valued at $5.2 million will be made to the ESOP for fiscal year 1996. Such amounts have been charged to operations in the 1994, 1995 and 1996 fiscal years, respectively.

Note O - Contingencies

In June 1992, a class action entitled Atwood et al. v. Burlington Industries Equity Inc. et al. (Civ. Act. No. 2:92CV00716) was commenced on behalf of all participants in the ESOP. The defendants included the Company and certain of its officers, directors and employees, Morgan Stanley & Co., and the independent trustee of the ESOP. The complaint alleged certain causes of action for breach of fiduciary duties under the Employee Retirement Income Security Act and violation of the securities laws and state common law principally in connection with the 1989 sale of Company stock to the ESOP. On October 28, 1996, all claims in the lawsuit were settled pursuant to a court-approved agreement. The Company's portion of the settlement is adequately covered by reserves, including the provision made in 1996 (See Note I) and insurance proceeds.

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, by the environmental agencies in several states and by private parties as potentially responsible parties at a number of hazardous waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. The Company may also have liability for such matters pursuant to contractual obligations relating to divested property or with respect to sites which may be identified in the future. With respect to certain of these sites, other persons have also been identified as potentially responsible parties, and in such circumstances the responsibility for cleanup and other remedial activities is typically shared among such parties based on an allocation formula. The Company is also involved in remedial responses and voluntary environmental cleanups at other sites which are not currently the subject of proceedings of any kind under Superfund or comparable state laws. The Company has established reserves in its financial statements for such environmental liabilities, including related legal fees and other transaction costs, in the aggregate amount of $6.6 million. The provision for environmental liabilities is based on the Company's estimate of allocations of liability among potentially responsible parties (and the likelihood of contribution by such parties), information concerning the scope of contamination, estimated remediation costs, estimated transaction costs and other factors. The Company has also recorded $1.3 million for estimated recoveries under insurance policies to the extent that coverage for such claims has been acknowledged by the relevant insurer and for estimated recoveries from third parties.

The Company and its subsidiaries also have sundry claims and other lawsuits pending against them and also have certain guarantees which were made in the ordinary course of business. It is not possible to determine with certainty the ultimate liability, if any, of the Company in any of the matters referred to in this Note O, but in the opinion of management, their outcome should have no material adverse effect upon the financial condition or results of operations of the Company.

Note P - Segment and Other Information

The Company is one of the largest and most diversified manufacturers of textile products in the world. It is a leading developer, marketer and manufacturer of fabrics and other textile products utilized in a wide variety of apparel and interior furnishings end uses. The Company operates in two areas: products for apparel markets and products for interior furnishings markets. Sales, operating
income,   identifiable   assets,   depreciation  and  amortization  and  capital
expenditures for these segments are as follows:
                                                  1996       1995        1994
                                                --------   --------    --------
                                                    (dollars in millions)
    Net sales
      Apparel................................   $1,328.3   $1,347.1    $1,331.5
      Interior furnishings...................      854.0      862.1       795.6
                                                --------   --------    --------
             Total...........................   $2,182.3   $2,209.2    $2,127.1
                                                ========   ========    ========

    Operating income
      Apparel................................   $  121.7   $  107.1    $  151.5
      Interior furnishings...................       55.6       67.4        60.2
      Loss on closing of division............      (29.9)         -           -
      Provision for restructuring............          -          -        (7.5)
                                                --------   --------    --------
             Total...........................      147.4      174.5       204.2

    Interest expense.........................       65.9       56.3        49.8
    Other expense (income) - net.............        6.1       (1.9)      (14.9)
                                                --------   --------    --------
    Income before income taxes...............   $   75.4   $  120.1    $  169.3
                                                ========   ========    ========

    Operating margin
      Apparel................................        9.2%       8.0%       11.4%
      Interior furnishings...................        6.5        7.8         7.6
                                                    ----       ----        ----
             Total...........................        6.8%       7.9%        9.6%
                                                    ====       ====        ====

    Identifiable assets
      Apparel................................   $1,091.8   $1,130.4    $1,178.1
      Interior furnishings...................      734.2      748.8       667.0
      Corporate..............................       55.5       48.2        56.9
      Assets held for sale...................        4.4        4.3         5.1
                                                --------   --------    --------
             Total...........................   $1,885.9   $1,931.7    $1,907.1
                                                ========   ========    ========

    Depreciation and amortization
      Apparel................................   $   52.3   $   53.4    $   52.6
      Interior furnishings...................       35.0       33.6        30.0
                                                --------   --------    --------
             Total...........................   $   87.3   $   87.0    $   82.6
                                                ========   ========    ========

    Capital expenditures
      Apparel................................   $   48.6   $   55.4    $   67.7
      Interior furnishings...................       30.6       46.5        31.2
                                                --------   --------    --------
             Total...........................   $   79.2   $  101.9    $   98.9
                                                ========   ========    ========

The Company primarily markets its products to approximately 13,800 customers in the United States. The Company also markets its products to customers in Canada, Mexico, Latin America, Europe and the Pacific Rim countries. For the 1996 fiscal year, no single customer represented more than 10% of the Company's net sales, and the Company's 10 largest customers accounted for approximately 27% of net sales.

Note Q - Financial Instruments

The Company utilizes interest rate agreements and foreign exchange contracts to manage interest rate and foreign currency exposures. The principal objective of such contracts is to minimize the risks and/or costs associated with financial and global operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The counterparties to these contractual arrangements are a diverse group of major financial institutions with which the Company also has other financial relationships. The Company is exposed to credit loss in the event of nonperformance by these counterparties. However, the Company does not anticipate nonperformance by the other parties, and no material loss would be expected from their nonperformance.

INTEREST RATE INSTRUMENTS: The Company enters into interest rate swap, cap, floor and collar agreements to reduce the impact of changes in interest rates on its floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. If an arrangement is replaced by another instrument and no longer qualifies as a hedge instrument, then it is marked to market and carried on the balance sheet at fair value.

        As of September 28, 1996 and September 30, 1995, the Company had the following interest rate instruments in effect (notional amounts in millions; the cap, swap, floor and collar rates are based on 3-month LIBOR):

                                           1996
                          ------------------------------------------
                          Notional         Strike
                           Amount           Rate            Period
                          --------        -------        -----------
    Interest rate caps     $100             9.50%        04/96-04/97
                            300             7.00         10/96-10/97
                            300             9.50         10/96-10/97
                            200            10.00         10/96-10/97

    Interest rate swaps    $200             7.37%        10/95-10/00

    Interest rate collars  $ 50             4.75%        10/96-10/97
                                            7.00
                             50             5.03         10/96-10/97
                                            7.00

    Interest rate floors   $100             5.50%        01/96-10/96
                            250             5.25         01/96-10/96
                            300(a)          5.60         10/96-10/97

    (a)  Entered into on October 3, 1996.

                                            1995
                          ------------------------------------------
                          Notional         Strike
                           Amount           Rate            Period
                          --------        -------        -----------
    Interest rate caps     $300             5.50%        10/94-10/95
                            500             4.50         10/94-10/95
                            350             6.00         10/95-10/96
                            150             9.50         10/95-10/96
                            100             9.50         04/96-04/97
                            300             9.50         10/96-10/97
                            200            10.00         10/96-10/97

    Interest rate swaps    $200             7.37%        10/95-10/00
                             25             5.92         10/95-10/96

    Interest rate collars  $100             5.42%        10/95-10/96
                                            6.00
                             50             4.75         10/96-10/97
                                            7.00

FOREIGN EXCHANGE INSTRUMENTS: The Company enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on sales, raw material and fixed asset purchase transactions denominated in foreign currencies. Foreign currency receivables which have forward exchange contracts are recorded in U.S. dollars at the applicable forward rate. The foreign exchange contracts on receivables ($19.8 million and $10.4 million at September 28, 1996 and September 30, 1995, respectively) require the Company to exchange British pounds, German marks, French francs, Canadian dollars and Italian lira for U.S. dollars and generally mature within three months. Forward exchange contracts related to raw material and fixed asset purchase transactions are recognized as adjustments to the bases of the underlying assets. At September 28, 1996, the Company had $4.8 million of forward currency exchange contracts maturing in one to six months which related to purchases of wool and machinery denominated in Australian dollars, German marks and French francs, compared to $8.2 million at September 30, 1995. At September 28, 1996 and September 30, 1995, deferred gains and losses on foreign exchange contracts are not material to the consolidated financial statements.


FAIR VALUE OF FINANCIAL INSTRUMENTS: The following methods and assumptions were used in estimating the indicated fair values of financial instruments:

Cash and Cash Equivalents: The carrying amount approximates fair value because of the short maturity of those instruments.

Short-term Investments: The fair values are estimated based on quoted market prices for these or similar instruments.

Long-term Investments and Receivables: The fair values are estimated based on one of the following methods: (i) quoted market prices; (ii) current rates for similar issues; (iii) recent transactions for similar issues; or (iv) present value of expected cash flows.

Short-term and Long-term Debt: The fair value is estimated based on current rates offered for similar debt. At September 28, 1996, long-term debt with a carrying value of $838.9 million had an estimated fair value of $834.9 million.

Interest Rate Instruments: The fair values are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the counterparties. At September 28, 1996 and September 30, 1995, the carrying amounts of these instruments were a $0.2 million liability and a $5.7 million asset, respectively. At September 28, 1996, the Company estimates it would have paid $7.2 million and at September 30, 1995 would have paid $7.7 million to terminate the agreements.

Foreign Currency Contracts: The fair values of foreign currency contracts (used for hedging purposes) are estimated by obtaining quotes from brokers. At September 28, 1996 and September 30, 1995, there were no carrying amounts related to foreign currency contracts in the consolidated balance sheets. Foreign currency contracts to receive $15.1 million had an estimated fair value to receive $15 million at September 28, 1996, compared to foreign currency contracts to receive $2.2 million with an estimated fair value to receive $2.4 million at September 30, 1995.

It is estimated that the carrying value of the Company's other financial instruments approximated fair value at September 28, 1996 and September 30, 1995.

Note R - Quarterly Results of Operations (unaudited)

The Company's unaudited quarterly results of operations are presented below (in thousands, except for per share data).

Fiscal 1996 Quarters
                                        December    March      June   September
                                        ---------  --------  -------- ---------
Net sales.............................. $512,694  $572,081  $574,571  $523,001
Cost of sales..........................  434,689   471,760   471,697   436,014
Income tax expense.....................   (7,438)  (14,884)   (2,256)   (9,169)
Income before extraordinary item (a)...    8,473    20,701       570    11,859
Extraordinary item.....................     (697)        -         -         -
Net income............................. $  7,776  $ 20,701  $    570  $ 11,859


PER SHARE DATA
Income before extraordinary item (a)... $   0.13  $   0.33  $   0.01   $  0.19
Extraordinary item.....................    (0.01)        -         -         -
                                        ---------  --------  --------  -------
Net income............................. $   0.12  $   0.33  $   0.01   $  0.19


COMMON STOCK PRICES
  High.................................   14 1/4    13 1/4    14 7/8    14 1/2
  Low..................................   11        11 3/8    11 1/4     9 7/8

Fiscal 1995 Quarters
                                        December    March      June   September
                                        ---------  --------  -------- ---------
Net sales.............................. $514,836  $583,423  $581,983   $528,949
Cost of sales..........................  432,026   480,614   483,694    447,418
Income tax expense.....................  (11,589)  (16,265)  (13,963)    (9,890)
Net income............................. $ 12,846  $ 22,180  $ 19,496   $ 13,872

NET INCOME PER SHARE................... $   0.19  $   0.34  $   0.30   $   0.21

COMMON STOCK PRICES
  High.................................   10 5/8    12        11 7/8     13 5/8
  Low..................................    9 1/4     9 5/8    10 1/8     11 1/4


(a) June quarter 1996 includes a $20.3 million loss on closing the Knitted Fabrics division and $4.7 million for certain other non-recurring charges, each net of income taxes.

STATISTICAL REVIEW

Burlington Industries, Inc. and Subsidiary Companies

(dollar amounts in thousands, except per share data and ratios)

                                   1996       1995        1994       1993(c)    1992(b)(c)
                                ---------- ---------- ----------- -----------   ----------
SUMMARY OF OPERATIONS
Net sales.....................  $2,182,347 $2,209,191 $2,127,067  $2,057,943    $2,065,908
Operating income before
 interest and taxes...........     147,390    174,498    204,242     214,141       198,495
Interest expense..............      65,936     56,294     49,841      93,389       160,217
Income tax expense (benefit)..      33,747     51,707     69,982      58,514       (33,816)
Income (loss) from continuing
 operations...................      41,603     68,394     99,299      68,445       (68,005)
Income (loss) per common share
 from continuing operations...        0.66       1.05       1.46        1.00         (1.88)
Dividends per common share....           -          -          -           -             -


FINANCIAL POSITION AT YEAR END
Current assets................  $  719,370 $  732,837 $  733,538  $  664,552    $  471,585
Fixed assets - net............     565,131    570,729    544,800     529,310       530,008
Total assets..................   1,885,942  1,931,731  1,907,148   1,854,320     1,741,864
Current liabilities...........     265,352    272,397    315,468     314,265       284,595
Long-term liabilities.........     894,496    932,227    915,884     948,960       924,977
Shareholders' equity..........     615,920    615,440    574,364     484,215       448,212
Current ratio.................         2.7        2.7        2.3         2.1           1.7
Total debt as % of
 capitalization...............        57.7%      59.7%      61.3%       67.5%         68.2%

OTHER DATA
EBITDA (a)..................... $  264,637 $  261,454 $  294,347  $  323,964    $  316,174
EBITDA margin(a)...............       12.1%      11.8%      13.8%       15.7%         15.3%
Capital expenditures........... $   79,174  $ 101,876 $   98,869  $   80,590    $   62,423
Number of employees at
 year end......................     21,000     22,500     23,800      23,600        23,400
Cash interest coverage
 ratio.........................        4.3        4.9        6.1         4.0           2.5

(a) EBITDA: Operating income before interest, taxes, depreciation and amortization (excluding loss on closing of division and restructuring provisions). EBITDA should not be considered in isolation from or as a substitute for operating income before interest and taxes, cash flow from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles.

(b) Fiscal year 1992 represents a 53-week period. All other fiscal years presented represent a 52-week period.

(c) Restated for the adoption of SFAS No. 109, "Accounting for Income Taxes".

                         Report of Independent Auditors



Shareholders and Board of Directors
Burlington Industries, Inc.

We have audited the accompanying consolidated balance sheets of Burlington Industries, Inc. and Subsidiary Companies as of September 28, 1996 and September 30, 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended September 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burlington Industries, Inc. and Subsidiary Companies at September 28, 1996 and September 30, 1995, and the consolidated results of their operations and their cash flows, for each of the three years in the period ended September 28, 1996, in conformity with generally accepted accounting principles.

/s/Ernst & Young LLP

Greensboro, North Carolina
November 1, 1996