Form 10-K, Exhibit 13
period 1997-09-27
BURLINGTON INDUSTRIES INC /DE/
filed 1997-12-16
CIK 870213

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION


Burlington Industries, Inc. and Subsidiary Companies

Overview

The Company's operating earnings for fiscal year 1997 were slightly higher than the year before. Sales were approximately 4 percent lower, primarily as a result of closing or selling certain businesses for strategic reasons. During the year, the Company accomplished several objectives as part of its basic strategy of focusing on core businesses, investing in growth and building financial strength.
         Sedgefield Specialties (a chemical subsidiary) and Advanced Textiles, Inc. (a small fiberglass business) were sold. The Lees division discontinued its residential carpet line to concentrate exclusively on its successful commercial carpets business. Certain yarn manufacturing facilities were restructured and consolidated for better asset management. In addition, costs were reduced throughout the Company during 1997 by reducing overhead. The net result of these streamlining activities, including reducing staff, consolidation of yarn facilities and exiting the residential carpet product line, was a net charge of $0.12 per share.
         During the year, operating results generated $166.3 million in cash and asset sales provided an additional $20.7 million. This cash was primarily used to invest $99.3 million in capital expenditures and a joint venture, repurchase
4.5 million shares of stock for $53.4 million and reduce debt by $32.7 million. The Company's operating performance in the 1997 fiscal year was restrained by an oversupply in denim markets.

         PERFORMANCE BY SEGMENT: The Company conducts its operations in two principal industry segments: products for apparel markets and products for interior furnishings markets. The following table sets forth certain information about the segment results for the fiscal years ended September 27, 1997, September 28, 1996 and September 30, 1995.

                                          Fiscal       Fiscal       Fiscal
(dollar amounts in millions)               1997         1996         1995
                                          ------       ------       -----

Net sales
  Apparel products                      $ 1,253.2    $ 1,328.3    $ 1,347.1
  Interior furnishings products             837.5        854.0        862.1
                                         --------     --------     --------
   Total                                $ 2,090.7    $ 2,182.3    $ 2,209.2
                                         ========     ========     ========


Operating income before interest and taxes
  Apparel products                      $   112.1    $   121.7    $   107.1
   As a percentage of net sales               8.9%         9.2%         8.0%
  Interior furnishings products         $    43.6    $    55.6    $    67.4
   As a percentage of net sales               5.2%         6.5%         7.8%
  Operating income before interest,
   taxes, provision for restructuring
   and loss on closing of division      $   155.7    $   177.3    $   174.5
  Loss on closing of division           $       -    $   (29.9)   $       -
  Provision for restructuring           $   (12.1)   $       -    $       -
                                          --------     -------     --------
   Total                                $   143.6    $   147.4    $   174.5
    As a percentage of net sales              6.9%         6.8%         7.9%
                                          =======      =======     ========

Results of Operations

Comparison of Fiscal Years ended September 27, 1997 and September 28, 1996

         NET SALES: Net sales for the 1997 fiscal year were $2,090.7 million, a decrease of 4.2% from the $2,182.3 million recorded in the 1996 fiscal year. Exports totaled $239 million and $213 million in the 1997 and 1996 fiscal years, respectively (an increase of 12.2%).
         Products for Apparel Markets: Net sales of products for apparel markets for the 1997 fiscal year were $1,253.2 million, 5.7% lower than net sales of $1,328.3 million for the 1996 fiscal year. This reduction was primarily due to the elimination of the volume produced and marketed by the Knitted Fabrics division, which was closed in June, 1996, and lower volume and selling prices in the Denim division, partially offset by higher volume and improvement in selling prices and product mix in the Klopman division.
         Products for Interior Furnishings Markets: Net sales of products for interior furnishings markets for the 1997 fiscal year were $837.5 million, a decrease of 1.9% from the $854.0 million recorded in the 1996 fiscal year. The change in sales of the interior furnishings segment was mainly attributable to the sale of J.G. Furniture in April 1996 and Advanced Textiles in October 1996 and lower volume and selling prices in the Burlington House and Area Rugs divisions, partially offset by higher activity in the Lees division.

         OPERATING INCOME BEFORE INTEREST AND TAXES: Operating income before interest and taxes for the 1997 fiscal year was $143.6 million. Before the 1997 provision for restructuring, the 1997 charge for exiting the residential carpet product line, the 1997 charge for closing a yarn spinning plant in the Burlington House Area Rugs division and the 1996 loss on closing the Knitted Fabrics division, operating income before interest and taxes for the 1997 fiscal year was $164.4 million in comparison with $181.0 million recorded in the 1996 fiscal year. Amortization of goodwill was $18.2 million in both the 1997 and 1996 fiscal years.
         Products for Apparel Markets: Operating income before interest and taxes for the apparel products segment for the 1997 fiscal year was $112.1 million compared to $125.4 million recorded for the 1996 fiscal year before the charges for closing the Knitted Fabrics division. The principal factors affecting this change were lower profits of the Denim division partially offset by the absence of Knitted Fabrics division operating losses in the 1997 period.
         Products for Interior Furnishings Markets: Operating income before interest and taxes for the interior furnishings products segment for the 1997 fiscal year was $52.3 million before the charges for restructuring activities, compared to $55.6 million recorded in the 1996 fiscal year. This decrease was mainly attributable to the reduced level of operations in the Burlington House and Area Rugs divisions partially offset by improved results in the Lees division.
         Selling, administrative and general expenses totaled $154.6 million, or 7.4% of net sales, in the 1997 fiscal year, compared with $166.3 million, or 7.6% of net sales, in the 1996 fiscal year. The decrease was mainly attributable to sold/closed operations and benefits resulting from cost reduction actions.
         The Company recorded provisions for doubtful accounts of $3.5 million and $6.5 million in the 1997 and 1996 fiscal years, respectively.
         INTEREST EXPENSE: Interest expense for the 1997 fiscal year was $60.1 million, or 2.9% of net sales, compared with $65.9 million, or 3.0% of net sales in the 1996 fiscal year. The decrease in interest expense was due primarily to the lower average debt outstanding.
         OTHER EXPENSE (INCOME): Other income for the 1997 fiscal year was $12.8 million consisting principally of $9.5 million in gains on the disposal of certain non-core operating assets and interest income. Other expense for the 1996 fiscal year was $6.1 million consisting principally of $4.0 million for legal contingencies, $2.3 million loss on sale of a non-operating asset and $1.3 million loss on sale of J.G. Furniture partially offset by interest income.
         INCOME TAX EXPENSE AND EXTRAORDINARY ITEMS: Income tax expense of $37.7 million was recorded for the 1997 fiscal year in comparison with $33.7 million for fiscal year 1996. The extraordinary loss of $0.7 million for the 1996 fiscal year resulted from the early extinguishment of debt net of income tax benefit of $0.5 million.
         NET INCOME AND NET INCOME PER SHARE: Net income for the 1997 fiscal year was $58.7 million, or $0.96 per share, in comparison with $40.9 million, or $0.65 per share, for the 1996 fiscal year. Net income for the 1997 fiscal year included a net charge of $0.12 per share for one-time costs associated with various streamlining actions, including reducing staff, consolidation of yarn facilities and exiting the residential carpet product line, offset by gains on sales of Sedgefield Specialties and Advanced Textiles, Inc. Net income for the 1996 fiscal year included $25.0 million ($0.40 per share) of non-recurring expenses, consisting of an after-tax charge of $20.3 million ($0.33 per share) for the closing of the Knitted Fabrics division and an after-tax provision of $4.7 million ($0.07 per share) for legal contingencies, the sale of the J.G. Furniture division and the sale of a non-operating asset. In addition, there was an extraordinary loss of $0.01 per share in 1996 for the early extinguishment of debt.

Comparison of Fiscal Years ended September 28, 1996 and September 30, 1995

         NET SALES: Net sales for the 1996 fiscal year were $2,182.3 million, a decrease of 1.2% from the $2,209.2 million recorded in the 1995 fiscal year. Exports totaled $213 million and $161 million in the 1996 and 1995 fiscal years, respectively (an increase of 32.3%).
         Products for Apparel Markets: Net sales of products for apparel markets for the 1996 fiscal year were $1,328.3 million, 1.4% lower than net sales of $1,347.1 million for the 1995 fiscal year. Lower unit volumes from the Menswear and Knitted Fabrics divisions were only partially offset by improvements in selling price and product mix.
         Products for Interior Furnishings Markets: Net sales of products for interior furnishings markets for the 1996 fiscal year were $854.0 million, a decrease of 0.9% from the $862.1 million recorded in the 1995 fiscal year. Lower unit volumes resulting from a carpets division strategy to streamline its residential product line, the difficult business environment faced by the rugs divisions and the sale of a non-core business were only partially offset by enhancements to product mix and higher selling prices.


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

7.4% of net sales, in the 1995 fiscal year. The increase was mainly attributable to the new Bacova operation which was acquired during fiscal year 1995.
         The Company recorded provisions for doubtful accounts of $6.5 million and $10.4 million in the 1996 and 1995 fiscal years, respectively, resulting primarily from bankruptcies which occurred in those periods.
         INTEREST EXPENSE: Interest expense for the 1996 fiscal year was $65.9 million, or 3.0% of net sales, compared with $56.3 million, or 2.5% of net sales in the 1995 fiscal year. The increase in interest expense was primarily the result of lengthening maturities and higher rates partially offset by lower average debt.
         OTHER EXPENSE (INCOME): Other expense for the 1996 fiscal year was $6.1 million consisting principally of $4.0 million for legal contingencies, $2.3 million loss on sale of a non-operating asset and $1.3 million loss on sale of J.G. Furniture, partially offset by interest income. Other income of $1.9 million for fiscal year 1995 consisted primarily of interest income.
         INCOME TAX EXPENSE AND EXTRAORDINARY ITEMS: Income tax expense of $33.7 million was recorded for the 1996 fiscal year in comparison with $51.7 million for fiscal year 1995. The extraordinary loss of $0.7 million for the 1996 fiscal year resulted from the early extinguishment of debt net of income tax benefit of $0.5 million (principally the write-off of unamortized bank financing costs).
         NET INCOME AND NET INCOME PER SHARE: Net income for the 1996 fiscal year was $40.9 million, or $0.65 per share, in comparison with $68.4 million, or $1.05 per share, for the 1995 fiscal year. Net income for the 1996 fiscal year included $25.0 million ($0.40 per share) of non-recurring expenses, consisting of an after-tax charge of $20.3 million ($0.33 per share) for the closing of the Knitted Fabrics division and an after-tax provision of $4.7 million ($0.07 per share) for legal contingencies, the sale of the J.G. Furniture division and the sale of a non-operating asset. In addition, there was an extraordinary loss of $0.01 per share for the early extinguishment of debt.

Legal and Environmental Contingencies

         The Company and its subsidiaries have sundry claims and other lawsuits pending against them and also have certain guarantees which were made in the ordinary course of business. The Company has made provisions in its financial statements for litigation based on the Company's assessment of the possible outcome of such litigation, including the possibility of settlement, and related legal fees and costs.
         The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, by the environmental agencies in several states and by private parties as potentially responsible parties at a number of hazardous waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. The Company may also have liability for such matters pursuant to contractual obligations relating to divested property or with respect to sites which may be identified in the future. With respect to certain of these sites, other persons have also been identified as potentially responsible parties, and in such circumstances the responsibility for cleanup and other remedial activities is typically shared among such parties based on an allocation formula. The Company is also involved in remedial responses and voluntary environmental cleanups at other sites which are not currently the subject of proceedings of any kind under Superfund or comparable state laws. The Company has established reserves in its financial statements for such environmental liabilities, including related legal fees and other transaction costs, in the aggregate amount of approximately $5.7 million. The provision for environmental liabilities is based on the Company's estimate of allocations of liability among potentially responsible parties (and the likelihood of contribution by such parties), information concerning the scope of contamination, estimated remediation costs, estimated transaction costs and other factors. The Company has also recorded $1.1 million for estimated recoveries under insurance policies to the extent that coverage for such claims has been acknowledged by the relevant insurer and for estimated recoveries from third parties. No provision has been made for liabilities that may be incurred with respect to sites which may be identified in the future because insufficient basis exists for making informed estimates in such cases.
         Like most owners of computer software, the Company will be required to modify significant portions of its software so that it will function properly in the year 2000. The Company has initiated a company-wide program to prepare its computer systems and applications to recognize the year 2000 and beyond and expects to complete this project during 1998. The Company also is dependent upon the successful efforts of its customers and suppliers to modify their software and could be impacted by the failure of one or more of these efforts.
         It is not possible with certainty to determine the ultimate liability of the Company with respect to the matters described in the preceding paragraphs, but in the opinion of management their outcome should have no material adverse effect on the financial condition or results of operations of the Company.

Liquidity and Capital Resources

         During the 1995-97 fiscal years, the Company took steps to strengthen its capital structure and enhance the flexibility of its financial resources going forward. During the last quarter of the 1995 fiscal year, a $400 million senior debt shelf registration statement was filed and became effective, and the Company has used $300 million of its capacity in two public offerings of fixed-rate senior notes. The proceeds of these offerings were used to repay variable-rate bank loans. The notes received investment grade ratings from each of the two major credit rating agencies, which underscored the continued improvement in the Company's credit standing. In November 1995, the Company entered into a $750 million bank credit facility which reduces borrowing costs compared to the previous bank credit facility, and further enhances the Company's financial flexibility. At September 27, 1997, total debt of the Company (consisting of current and non-current portions of long-term debt and short-term borrowings) was $806.9 million compared with $838.9 million at September 28, 1996. The ratio of debt to total capital declined from 57.7% at the beginning of fiscal year 1997 to 56.1% at fiscal year end.
         The Company's principal uses of funds during the next several years will be for capital investments (including the funding of acquisitions and participations in joint ventures), repayment and servicing of indebtedness, working capital needs and the repurchase of shares of Company common stock. The Company intends to fund such needs principally from net cash provided by operating activities and, to the extent necessary, from funds provided by the credit facilities described in this section. The Company believes that these sources of funds will be adequate to meet the Company's foregoing needs.
         The net cash generated by the Company from operating activities during the 1997 fiscal year amounted to $166.3 million; additionally $20.7 million was provided from sales of assets and $3.7 million from the exercise of stock options. Cash generated in this manner was primarily used for: $99.3 million of capital expenditures and investment in a joint venture, $53.4 million for the repurchase of Company common stock and $32.7 million for net repayments of long-term debt. Shares of Company common stock purchased during the 1997 fiscal year are expected to be used during the next several years in part to satisfy Company obligations to contribute stock under its employee incentive plans and will, accordingly, minimize further future cash outlays for these purposes.
         During the 1997 fiscal year, investment in capital expenditures and a joint venture totaled $99.3 million, compared to $81.4 million in the 1996 fiscal year. The Company anticipates that the level of capital expenditures for fiscal year 1998 could total approximately $185 million, principally for growth and modernization of U.S. and Mexican plants.
         In August 1997, the Company issued $150.0 million principal amount of 7.25% notes due August 1, 2027 ("Notes Due 2027") at a price of 99.402% plus accrued interest. Proceeds from the sale were used to prepay Revolving Loans under its 1995 Bank Credit Agreement on the same date. The Notes Due 2027 will be redeemable as a whole or in part at the option of the Company at any time on or after August 2, 2007, and will also be redeemable at the option of the holders thereof on August 1, 2007 in amounts at 100% of their principal amount. On September 26, 1995, the Company issued $150.0 million principal amount of 7.25% notes due September 15, 2005 ("Notes Due 2005") at a price of 99.926% plus accrued interest. The Notes Due 2005 are not redeemable prior to maturity. Proceeds from the sale of the Notes Due 2005 were used to prepay outstanding term loans under the Company's bank credit facility. The Notes Due 2027 and the Notes Due 2005 are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of the Company.
     The Company has a $750.0 million unsecured Revolving Credit Facility ("1995 Bank Credit Agreement") which expires in March, 2001. At November 7, 1997, the Company had approximately $432.0 million in unused capacity under this facility. The Company also maintains $42.0 million in additional overnight borrowing availability under bank lines of credit.
         Loans under the 1995 Bank Credit Agreement bear interest at either (i) floating rates generally payable quarterly based on the Adjusted Eurodollar Rate plus 0.275% or (ii) Eurodollar rates or fixed rates which may be offered from time to time by a Lender pursuant to a competitive bid request submitted by the Company, payable up to 360 days. In addition, the Company pays an annual facility fee of 0.15%. The interest rate and the facility fee are based on the Company's current implied senior unsecured debt ratings of BBB minus and Baa3. In the event that the Company's debt ratings improve, the interest rate and facility fees would be reduced. Conversely, a deterioration in the Company's debt ratings would increase the interest rate and facility fees.
         The 1995 Bank Credit Agreement imposes various limitations on the liquidity of the Company. The Agreement requires the Company to maintain minimum interest coverage and maximum leverage ratios and a specified level of net worth. In addition, the Agreement limits dividend payments, stock repurchases, leases, the incurrence of additional indebtedness by consolidated subsidiaries, the creation of additional liens and the making of investments in non-U.S.
persons, and restricts the Company's ability to enter into certain merger, liquidation or asset sale or purchase transactions.
         On December 22, 1992, the Company, established a $225.0 million A-1/D-1 rated commercial paper facility ("CP Facility") backed by a $225.0 million Receivables-Backed Liquidity Facility ("Liquidity Facility") established with a group of banks. On November 7, 1997, $173.9 million of commercial paper maturing on or before December 10, 1997 was outstanding. The Company has received a commitment from a bank to replace the CP Facility and Liquidity Facility with a five-year, $225.0 million Trade Receivables Financing Agreement ("Receivables Facility") which is scheduled to close on or about December 5, 1997. The amount of borrowings allowable under the Receivables Facility at any time is a function of the amount of then outstanding eligible trade accounts receivable up to $225.0 million. Loans under the Receivables Facility bear interest, with terms up to 270 days, at the bank's commercial paper dealer rate plus 0.1875%. A commitment fee of 0.125% is charged on the unused portion of the Receivables Facility.
         Because the Company's obligations under the 1995 Bank Credit Agreement and the receivables-backed financing programs bear interest at floating rates, the Company is sensitive to changes in prevailing interest rates. The Company uses derivative instruments to manage its interest rate exposure, rather than for trading purposes.


Forward-Looking Statements

     With the exception of historical information, the statements contained in Management's Discussion and Analysis of Results of Operations and Financial Condition and in other parts of this report include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These statements represent management's current expectations or beliefs as to the future and are subject to risks and uncertainties which could affect the Company's actual future results and which could cause those results to differ materially from the expectations or beliefs expressed in the forward-looking statements. Such risks and uncertainties include, but are not limited to: the outlook for global economic activity and its impact upon the Company's businesses; the demand for textile products, including the acceptance by customers and consumers of the Company's products and the possible imbalances between consumer demand and inventories of the Company's customers; the success of the Company's value-added, fashion-driven product strategy; the Company's relationships with its principal customers and suppliers; cost and availability of raw materials and labor; the success of the Company's strategic plans to expand in the United States, India and Mexico; the Company's ability to finance its capital expansion and modernization programs, and the level of the Company's indebtedness and the exposure to interest rate fluctuations; governmental legislation and regulatory changes which impose higher costs, or greater restrictions, on the Company's operations and which alter the existing regulation of international trade; and the long-term implications of the current development of regional trade blocs and the effect of the anticipated elimination of quotas and lowering of tariffs under the GATT trade regime by 2005. Other risks and uncertainties may also be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.

              BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES
                    Consolidated Statements of Operations
                 For the fiscal years ended September 27, 1997,
                   September 28, 1996 and September 30, 1995
              (amounts in thousands, except for per share amounts)




                                            1997        1996         1995
                                        ----------   ----------   ----------

Net sales.............................  $2,090,683   $2,182,347   $2,209,191
Cost of sales.........................   1,758,698    1,814,160    1,843,752
                                        ----------   ----------   ----------
Gross profit..........................     331,985      368,187      365,439
Selling, administrative and
  general expenses....................     154,648      166,283      162,504
Provision for doubtful accounts.......       3,478        6,457       10,382
Amortization of goodwill..............      18,158       18,201       18,055
Loss on closing of division...........           -       29,856            -
Provision for restructuring...........      12,058            -            -
                                        ----------   ----------   ----------
Operating income before
  interest and taxes..................     143,643      147,390      174,498
Interest expense......................      60,062       65,936       56,294
Other expense (income) - net..........     (12,790)       6,104       (1,897)
                                        ----------   ----------   ----------
Income before income taxes............      96,371       75,350      120,101
Income tax expense:
  Current.............................     (33,048)     (36,822)     (31,706)
  Deferred............................      (4,625)       3,075      (20,001)
                                        ----------   ----------   ----------
    Total income tax expense..........     (37,673)     (33,747)     (51,707)
                                        ----------   ----------   ----------
Income before
  extraordinary item..................      58,698       41,603       68,394
Extraordinary item:
  Loss from early extinguishment
   of debt, net of income tax
   benefit of $454 in 1996............           -         (697)           -
                                        ----------   ----------   ----------
Net income............................  $   58,698   $   40,906   $   68,394
                                        ==========   ==========   ==========

Average common shares
  outstanding.........................      61,289       63,231       65,273

Net income per common share:
  Income before
   extraordinary item.................  $     0.96   $     0.66   $     1.05
  Extraordinary item..................           -        (0.01)           -
                                        ----------   ----------   ----------
                                        $     0.96   $     0.65   $     1.05
                                        ==========   ==========   ==========

See notes to consolidated financial statements.

              BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES
                         Consolidated Balance Sheets
                           (amounts in thousands)




                                                    September 27,  September 28,
                                                        1997           1996
                                                    -------------  -------------
ASSETS
Current assets:
Cash and cash equivalents.......................    $    17,863     $    15,392
Short-term investments..........................         23,832          22,755
Customer accounts receivable after deductions
  of $20,688 and $21,466 for the respective
  dates for doubtful accounts, discounts,
  returns and allowances........................        331,457         342,390
Sundry notes and accounts receivable............          6,762           6,608
Inventories.....................................        314,994         329,386
Prepaid expenses................................          2,719           2,839
                                                    -----------     -----------
     Total current assets.......................        697,627         719,370
Fixed assets, at cost:
Land and land improvements......................         36,677          35,869
Buildings.......................................        400,212         384,153
Machinery, fixtures and equipment...............        607,502         585,587
                                                    -----------     -----------
                                                      1,044,391       1,005,609
Less accumulated depreciation and amortization..        459,744         436,069
                                                    -----------     -----------
     Fixed assets - net.........................        584,647         569,540
Other assets:
Investments and receivables.....................         22,670          14,032
Intangibles and deferred charges................         29,781          25,875
Excess of purchase cost over
 net assets acquired............................        538,967         557,125
                                                    -----------     -----------
     Total other assets.........................        591,418         597,032
                                                    -----------     -----------
                                                    $ 1,873,692     $ 1,885,942
                                                    ===========     ===========
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities:
Long-term debt due currently....................    $       470     $     1,720
Accounts payable - trade........................        102,898          93,688
Sundry payables and accrued expenses............        100,039         102,895
Income taxes payable............................         16,406          20,674
Deferred income taxes...........................         43,782          46,375
                                                    -----------     -----------
     Total current liabilities..................        263,595         265,352
Long-term liabilities:
Long-term debt..................................        806,413         837,136
Other...........................................         58,595          57,360
                                                    -----------     -----------
     Total long-term liabilities................        865,008         894,496
Deferred income taxes...........................        114,363         110,174
Shareholders' equity:
Common stock issued (Note G)....................            684             684
Capital in excess of par value..................        882,837         885,185
Accumulated deficit.............................       (134,301)       (192,999)
Currency translation adjustments................        (10,211)         (9,263)
                                                    -----------     -----------
                                                        739,009         683,607
Less cost of common stock held in treasury......       (108,283)        (67,687)
                                                    -----------     -----------
     Total shareholders' equity.................        630,726         615,920
                                                    -----------     -----------
                                                    $ 1,873,692     $ 1,885,942
                                                    ===========     ===========




See notes to consolidated financial statements.

        BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES
              Consolidated Statements of Cash Flows
           For the fiscal years ended September 27, 1997,
              September 28, 1996 and September 30, 1995
                     (amounts in thousands)

                                                   1997       1996       1995
                                                 --------  ---------  ---------

Cash flows from operating activities:
Net income.....................................  $ 58,698   $ 40,906  $  68,394
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization of
     fixed assets..............................    66,742     66,942     66,646
    Provision for doubtful accounts............     3,478      6,457     10,382
    Amortization of intangibles
     and deferred debt expense.................    18,600     22,053     20,733
    Deferred income taxes......................     4,625     (3,075)    20,001
    (Gain) loss on disposal of assets
     and other expense.........................   (11,821)     7,641          -
    Loss from early extinguishment of debt.....         -      1,151          -
    Restructuring/loss on closing of division..    12,058     29,856          -
    Changes in assets and liabilities:
        Customer accounts receivable - net.....     6,400    (16,165)     8,331
        Sundry notes and accounts receivable...      (154)    10,203     (7,511)
        Inventories............................    11,478      9,561    (12,645)
        Prepaid expenses.......................       120       (627)        51
        Accounts payable and accrued expenses..    (2,428)     3,694    (15,910)
    (Payment) receipt of financing fees........        80       (444)    (3,848)
    Change in interest payable.................        64      3,257     (1,222)
    Change in income taxes payable.............     1,821     11,273     (7,252)
    Other......................................    (3,481)       442      6,414
                                                 --------   --------  ---------
         Total adjustments.....................   107,582    152,219     84,170
                                                 --------   --------  ---------
Net cash provided by operating activities......   166,280    193,125    152,564
                                                 --------   --------  ---------

Cash flows from investing activities:
Capital expenditures...........................   (96,500)   (79,174)  (101,876)
Payment for purchase of business, net
 of cash acquired..............................         -          -    (12,022)
Proceeds from sales of assets..................    20,672      8,785      6,472
Investment in joint venture....................    (2,750)    (2,200)         -
Change in investments..........................    (2,817)      (957)    (3,073)
                                                 --------   --------  ---------
Net cash used by investing activities..........   (81,395)   (73,546)  (110,499)
                                                 --------   --------  ---------

Cash flows from financing activities:
Net change in short-term borrowings............         -       (274)    (1,136)
Repayments of long-term debt...................  (200,472)  (600,708)  (211,966)
Proceeds from issuance of long-term debt.......   167,768    527,478    197,818
Proceeds from exercise of stock options........     3,709      3,848         73
Purchase of treasury stock.....................   (53,419)   (45,038)   (37,858)
                                                 --------   --------  ---------
Net cash used by financing activities..........   (82,414)  (114,694)   (53,069)
                                                 --------   --------  ---------

Net change in cash and cash equivalents........     2,471      4,885    (11,004)
Cash and cash equivalents at beginning
 of period.....................................    15,392     10,507     21,511
                                                 --------   --------  ---------
Cash and cash equivalents at end of period.....  $ 17,863   $ 15,392  $  10,507
                                                 ========   ========  =========







See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Burlington Industries, Inc. and Subsidiary Companies





Note A - Summary of Significant Accounting Policies

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

Excess of purchase cost over net assets acquired: The excess of purchase cost over net assets acquired is amortized as goodwill using the straight-line method over not more than 40 years. The accumulated amortization of goodwill was $181,744,000 and $163,586,000 at September 27, 1997 and September 28, 1996,
respectively.

Impairment of long-lived assets: When circumstances indicate, the Company evaluates the recoverability of its long-lived assets by comparing estimated future undiscounted cash flows with the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

Deferred debt expense: Deferred debt expense is amortized over the lives of the related debt as an adjustment to interest expense.

Revenue recognition: In general, the Company recognizes revenues from product sales when units are shipped.

Research expenditures: Expenditures for research and development are expensed as incurred. Total expenditures for research and development aggregated $11,841,000, $13,482,000 and $17,082,000 in the 1997, 1996 and 1995 fiscal years, respectively.

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

Other: In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", which the Company is required to adopt in the first quarter of the 1998 fiscal year. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The impact of SFAS No. 128 on the calculation of earnings per share for these periods is not expected to be material. Also in 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures About Segments of an Enterprise and Related Information", both of which the Company will adopt in its 1999 fiscal year. The Company will be required to report comprehensive income which is the total of net income and all other nonowner changes in shareholders' equity, such as foreign currency translation adjustments. The effect of SFAS No. 131 on the Company's financial statement disclosures has not yet been determined, but adoption will not affect the accounting for the Company's consolidated results of operations, financial position or cash flows.

Note B - Restructuring Activities

During the June 1997 quarter, the Company recorded a $12.1 million pre-tax provision for restructuring associated with reducing staff, consolidation of certain yarn facilities and exiting the residential carpet product line. The staff reduction included severance costs of $5.2 million related to 215 employees. The components of the yarn manufacturing restructuring charge included costs of $1.3 million for severance related to 286 employees, $2.2 million for divestitures of machinery and equipment, and $1.4 million for divestitures of real estate. Costs related to exiting the residential carpet product line included primarily $1.2 million for severance related to 70 employees. Production capacity of the residential carpet product line will be utilized by the commercial carpet product line within existing facilities. In addition, exiting the residential carpet product line resulted in an inventory write-down and other claims of $4.9 million included in cost of sales. Combining these charges, the restructuring activities resulted in a pre-tax charge of $17.0 million, $10.3 million after income taxes, or $0.17 per share. Costs of these restructuring activities paid or incurred through September 27, 1997 were $3.2 million.

In June 1996, the Company announced its plan to close the Knitted Fabrics division which resulted in a $29.9 million pre-tax charge in the 1996 fiscal year. In addition, the closing resulted in an inventory write-down of $3.7 million included in cost of sales. Combining these charges, the closing of the division resulted in a pre-tax charge of $33.6 million, $20.3 million after income taxes, or $0.33 per share. Production of the Knitted Fabrics division was phased out during September and October, 1996, and it is anticipated that sales of the majority of the division's assets will be completed within a two-year period. The components of the 1996 charge include costs of $12.7 million for severance and other benefits related to approximately 1,150 employees, $8.3 million for divestitures of machinery and equipment, $8.0 million for divestitures of real estate, and $0.8 million for cancellation of leases. Costs of closing the division paid or incurred through September 27, 1997 were $23.2 million. Operating results of the Knitted Fabrics division before any charges related to the restructuring were as follows (in millions):

                                                  1996         1995
                                               --------     --------
       Net sales ...........................   $  108.2     $  134.1
       Net operating loss before
         interest and taxes ................   $  (17.2)    $  (17.9)

Note C - Inventories

Inventories are summarized as follows (in thousands):
                                                            1997         1996
                                                          ---------   ---------
    Inventories at average cost:
        Raw materials................................     $  46,722   $  49,481
        Stock in process.............................        97,973      96,836
        Produced goods...............................       190,326     200,679
        Dyes, chemicals and supplies.................        21,859      23,100
                                                          ---------   ---------
                                                            356,880     370,096
        Less excess of average cost over LIFO........        41,886      40,710
                                                          ---------   ---------
            Total....................................     $ 314,994   $ 329,386
                                                          =========   =========

Inventories valued using the LIFO method comprised  approximately 91% and 90% of
consolidated   inventories  at  September  27,  1997  and  September  28,  1996,
respectively.

Note D - Sundry Payables and Accrued Expenses

Sundry payables and accrued expenses consisted of the following (in thousands):

                                                             1997         1996
                                                          ---------   ---------
     Sundry accounts payable.........................     $   1,386   $   2,156
     Accrued expenses:
         Payroll and employee benefits...............        57,558      58,555
         Taxes, other than income taxes..............         9,960       9,597
         Interest....................................         9,156      12,464
         Other.......................................        21,979      20,123
                                                          ---------   ---------
             Total...................................     $ 100,039   $ 102,895
                                                          =========   =========

Note E - Long-term Debt

Long-term debt consisted of the following (in thousands):
                                                             1997         1996
                                                          ----------  ---------
  1995 Bank Credit Agreement...........................   $  335,000  $ 525,000
  Commercial Paper.....................................      163,592    144,221
  Senior Debentures due 2005...........................      149,911    149,900
  Senior Debentures due 2027...........................      149,117          -
  Other indebtedness with various rates and maturities.        9,263     19,735
                                                          ----------  ---------
                                                             806,883    838,856
  Less long-term debt due currently....................          470      1,720
                                                          ----------  ---------
    Total..............................................   $  806,413  $ 837,136
                                                          ==========  =========

Bank Financing: On November 8, 1995, the Company entered into an unsecured credit agreement ("1995 Bank Credit Agreement"), consisting of a $750.0 million Revolving Credit Facility with a final maturity on March 31, 2001. The Agreement provides for the issuance of letters of credit by the fronting bank in an outstanding aggregate face amount not to exceed $75.0 million, provided that at no time shall the aggregate principal amount of Revolving Loans, together with the aggregate face amount of such letters of credit issued, exceed $750.0 million. At September 27, 1997, there were no letters of credit outstanding issued by the fronting bank, and the unused portion of the revolving facility commitment was $415.0 million. Additional overnight borrowings up to $42.0 million are also available under bank lines of credit.

Loans under the 1995 Bank Credit Agreement bear interest at either (i) floating rates generally payable quarterly based on the Adjusted Eurodollar Rate plus 0.275% or (ii) Eurodollar rates or fixed rates which may be offered from time to time by a Lender pursuant to a competitive bid request submitted by the Company, payable up to 360 days. In addition, the Company pays an annual facility fee of 0.15%. The interest rate and the facility fee are based on the Company's current senior unsecured debt ratings of BBB minus and Baa3. In the event that the Company's debt ratings improve, the interest rate and facility fees would be reduced. Conversely, a deterioration in the Company's debt ratings would increase the interest rate and facility fees. At September 27, 1997, the average bank financing interest rate was 6.29%. See Note P for information on financial instruments utilized to manage interest rate exposure.

The 1995 Bank Credit Agreement imposes various limitations on the liquidity of the Company. The Agreement requires the Company to maintain minimum interest coverage and maximum leverage ratios and a specified level of net worth. In addition, the Agreement limits dividend payments (equal to 50% of the previous fiscal year's domestic net income less any after-tax gain or loss on asset sales outside the ordinary course of business), stock repurchases, leases, the incurrence of additional indebtedness by domestic subsidiaries, the creation of additional liens and the making of investments in foreign entities and restricts the Company's ability to enter into certain merger, liquidation or asset sale or purchase transactions.

On November 20, 1995, the Company borrowed $510.0 million under the 1995 Bank Credit Agreement to repay all $505.0 million principal amount of outstanding indebtedness under its 1994 Bank Credit Agreement and recorded a related charge from early extinguishment of debt of $0.7 million (net of income taxes) during the 1996 fiscal year.

Receivables-Backed Financing: On December 22, 1992, the Company established a $225.0 million A-1/D-1 rated commercial paper facility ("CP Facility") backed by a $225.0 million Receivables-Backed Liquidity Facility ("Liquidity Facility") with a group of banks. There were no borrowings outstanding at September 27, 1997 or September 28, 1996 under the Liquidity Facility. The Company has received a commitment from a bank to replace the CP Facility and Liquidity Facility with a five-year, $225.0 million Trade Receivables Financing Agreement ("Receivables Facility") which is scheduled to close on or about December 5, 1997; accordingly, commercial paper borrowings were classified as long-term debt at September 27, 1997. The amount of borrowings allowable under the Receivables Facility at any time is a function of the amount of then outstanding eligible trade accounts receivable up to $225.0 million. Loans under the Receivables Facility bear interest, with terms up to 270 days, at the bank's commercial paper dealer rate plus 0.1875%. A commitment fee of 0.125% is charged on the unused portion of the Receivables Facility.

Senior Debentures: On August 12, 1997, the Company issued, through a public offering, $150.0 million principal amount of 7.25% unsecured senior debentures due August 1, 2027 ("Senior Debentures Due 2027"). The securities were issued under an indenture (the "Indenture") dated as of September 1, 1995 pursuant to a shelf registration filed with the Securities and Exchange Commission, under which $100.0 million of debt securities may still be issued. The Indenture contains covenants limiting certain liens and sale and leaseback transactions. The Senior Debentures Due 2027 were issued at a discount to yield 7.335% and the net proceeds from the sale were the principal source of funds used to prepay $150.0 million of Revolving Loans under its 1995 Bank Credit Agreement on the same date. Interest on the Senior Debentures Due 2027 is payable semiannually on February 1 and August 1. The Senior Debentures Due 2027 will be redeemable as a whole or in part at the option of the Company at any time on or after August 2, 2007 at a price equal to the greater of 100% of the principal amount redeemed or the sum of the present values of the remaining scheduled payments of principal and interest thereon. The Senior Debentures Due 2027 will also be redeemable at the option of the holders thereof on August 1, 2007 in amounts at 100% of their principal amount.

On September 26, 1995, the Company issued through a public offering $150.0 million principal amount of 7.25% unsecured senior debentures due September 15, 2005 ("Senior Debentures Due 2005") under the Indenture. The Senior Debentures Due 2005 were issued at a discount to yield 7.26% and the net proceeds from the sale were the principal source of funds used to prepay $150.0 million of term loans under its 1994 Bank Credit Agreement on the same date. Interest on the Senior Debentures Due 2005 is payable semiannually on March 15 and September 15, and the debentures are not redeemable prior to maturity and are not entitled to any sinking fund.

Maturities: As of September 27, 1997, aggregate annual maturities of long-term debt for the next five years are $0.5 million in 1998, $0.7 million in 1999, $1.2 million in 2000, $335.5 million in 2001 and $0.1 million in 2002.

Note F - Leases

Minimum commitments for rental expenditures under noncancellable operating leases are as follows (in thousands):

          1998.............................................    $ 16,359
          1999.............................................      14,373
          2000.............................................      10,418
          2001.............................................       7,974
          2002.............................................       5,873
          Later years......................................      23,252
                                                               --------
                                                                 78,249
          Less sublease income.............................         102
                                                               --------
               Total minimum lease payments................    $ 78,147
                                                               ========

Approximately 37% of the operating leases pertain to real estate. The remainder covers a variety of machinery and equipment. Certain operating leases, principally for office facilities, contain escalation clauses for increases in operating costs, property taxes and insurance. For the 1997, 1996 and 1995 fiscal years, rental expense for all operating leases was $19,751,000, $20,023,000 and $18,542,000, respectively. Sublease income was not material in any of these years.

Note G - Shareholders' Equity

Shares of the Company's voting and nonvoting common stock, par value $.01 per share, authorized, issued and outstanding at September 27, 1997 and September 28, 1996, respectively, were as follows:

                                       Shares          Shares           Shares
   September 27, 1997                Authorized        Issued        Outstanding
   ------------------               -----------      ----------      -----------
   Common Stock..................   200,000,000      65,344,561       56,356,728
   Nonvoting Common Stock........    15,000,000       3,048,888        3,048,888
                                    -----------      ----------       ----------
                                    215,000,000      68,393,449       59,405,616
                                    ===========      ==========       ==========

                                       Shares          Shares           Shares
   September 28, 1996                Authorized        Issued        Outstanding
   ------------------               -----------      ----------      -----------
   Common Stock..................   200,000,000      61,366,741       55,852,652
   Nonvoting Common Stock........    15,000,000       7,026,708        7,026,708
                                    -----------      ----------       ----------
                                    215,000,000      68,393,449       62,879,360
                                    ===========      ==========       ==========


All shares have similar rights and privileges except for voting rights. Holders of Nonvoting Common Stock are entitled, subject to certain limitations, to exchange such shares for Common Stock.

On September 27, 1997 and September 28, 1996, the Company had 30,000,000 shares of preferred stock authorized, par value $.01 per share, none of which were issued and outstanding.

During the 1997 fiscal year, the Company purchased 1,750,000 shares of Nonvoting Common Stock from a shareholder group in a privately-negotiated transaction. Immediately thereafter, these shares were converted to voting Common Stock held as treasury stock. Additionally, the Company exchanged 2,227,820 shares of Nonvoting Common Stock for voting Common Stock. During the 1997 fiscal year, outstanding shares also changed due to (i) the purchase of 2,794,120 additional shares of treasury stock; (ii) the issuance of 488,280 shares of treasury stock to the ESOP Plan (see Note M); (iii) the issuance of 250,101 shares of treasury stock to settle Performance Unit awards (see Note Q); (iv) the issuance of 322,995 shares of treasury stock for exercise of stock options (see Note Q); and
(v) the issuance of 9,000 shares for other transactions.

Changes in shareholders' equity of the Company for fiscal 1995, 1996 and 1997 were (dollar amounts in thousands):


                                           Capital
                                              in                    Currency   Treasury
                                   Common  excess of  Accumulated  translation  shares,
                                   Stock   par value    deficit    adjustment   at cost      Total
                                   ------  ---------  -----------  ----------- ---------   --------
Balance October 1, 1994........... $  683   $883,838  $ (302,299)   $  3,955   $ (11,813)  $574,364
Purchase of treasury stock........                                               (37,858)   (37,858)
Issuance of treasury stock........            (1,163)                             13,333     12,170
Awards issued under
 Equity Incentive Plans...........      1      5,818                                          5,819
Amortization of unearned
 compensation.....................             2,255                                          2,255
Exercise of stock options.........                73                                             73
Forfeiture of restricted shares...               126                                (126)       -
Net income for the period.........                        68,394                             68,394
Translation adjustment............                                    (9,777)                (9,777)
                                   ------   --------   ---------     -------   ---------   --------
Balance September 30, 1995........    684    890,947    (233,905)     (5,822)    (36,464)   615,440
Purchase of treasury stock........                                               (45,038)   (45,038)
Issuance of treasury stock........           (10,978)                              9,730     (1,248)
Awards issued under
 Equity Incentive Plans...........             3,205                                          3,205
Amortization of unearned
 compensation.....................             2,248                                          2,248
Exercise of stock options.........              (297)                              4,145      3,848
Forfeiture of restricted shares...                60                                 (60)       -
Net income for the period.........                        40,906                             40,906
Translation adjustment............                                    (3,441)                (3,441)
                                   -------  --------  ----------    --------   ---------   --------
Balance September 28, 1996........     684   885,185    (192,999)     (9,263)    (67,687)   615,920
Purchase of treasury stock........                                               (53,419)   (53,419)
Issuance of treasury stock........            (4,613)                              8,890      4,277
Awards issued under
 Equity Incentive Plans...........             2,082                                          2,082
Amortization of unearned
 compensation.....................               176                                            176
Exercise of stock options.........              (224)                              3,933      3,709
Tax benefit on stock options......               231                                            231
Net income for the period.........                         58,698                            58,698
Translation adjustment............                                      (948)                  (948)
                                   ------- ---------  -----------   --------   ---------   --------
Balance September 27, 1997........ $   684 $ 882,837  $  (134,301)  $(10,211)  $(108,283)  $630,726
                                   ======= =========  ===========   ========   =========   ========


Note H - Other Expense (Income) - Net

Other expense (income) - net consisted of the following (in thousands):

                                              1997         1996         1995
                                            --------     --------     --------
    Loss (gain) on sale of assets - net..     (9,487)    $  3,651     $      -
    Provision for legal contingencies....          -        3,990            -
    Interest income......................     (2,991)      (2,583)      (2,133)
    Other................................       (312)       1,046          236
                                            --------     --------     --------
         Total...........................   $(12,790)    $  6,104     $ (1,897)
                                            ========     ========     ========

During the 1997 fiscal year, the Company sold Advanced Textiles, Inc. (a small fiberglass business) for $4.6 million in cash and $4.1 million in securities and recognized a pre-tax gain of $4.8 million from the sale. Also during the 1997 fiscal year, the Company sold its Sedgefield chemical business for cash and recognized a pre-tax gain of $4.3 million from the sale. These businesses had combined sales of $5.3 million and $16.9 million during the 1997 and 1996 fiscal years, respectively. On April 27, 1996, the Company sold its J.G. Furniture operation for $1.1 million in cash and $3.6 million in securities. J.G. Furniture had sales of $17.4 million during the 1995 fiscal year. Additionally, the Company recorded a charge for $2.3 million in 1996 on the sale of a non-operating asset. The Company recorded a charge of $4.0 million in the 1996 fiscal year for legal contingencies.

Note I - Income Taxes

The sources of income before income taxes were as follows (in thousands):

                                                    1997       1996       1995
                                                  --------   --------   --------

  United States...............................    $ 89,233   $ 70,598   $118,012
  Foreign.....................................       7,138      4,752      2,089
                                                  --------   --------   --------
       Total                                      $ 96,371   $ 75,350   $120,101
                                                  ========   ========   ========

Income tax expense consisted of (in thousands):
                                                    1997       1996       1995
                                                  --------   --------   --------
  Current:
       United States..........................    $ 32,799   $ 36,375   $ 31,418
       Foreign................................         249        447        288
                                                  --------   --------   --------
            Total current                           33,048     36,822     31,706
  Deferred:
       United States..........................       4,048     (3,716)    18,582
       Foreign................................         577        641      1,419
                                                  --------   --------   --------
            Total deferred....................       4,625     (3,075)    20,001
                                                  --------   --------   --------
                                                  $ 37,673   $ 33,747   $ 51,707
                                                  ========   ========   ========

Income tax expense is different from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes as follows (in thousands):
                                                   1997       1996       1995
                                                 --------   --------   --------
  U.S. tax at statutory rate..................   $ 33,730   $ 26,373   $ 42,035
  Goodwill amortization with no tax benefit...      6,140      6,212      6,166
  State income taxes, net of federal benefit..      1,712      1,465      3,622
  Foreign Sales Corporation...................     (2,865)      (913)      (867)
  Other.......................................     (1,044)       610        751
                                                 --------   --------   --------
                                                 $ 37,673   $ 33,747   $ 51,707
                                                 ========   ========   ========

At September 27, 1997, the Company had $44.3 million of deferred tax assets and $202.4 million of deferred tax liabilities which have been netted for presentation purposes. At September 28, 1996, the Company had $40.4 million of deferred tax assets and $196.9 million of deferred tax liabilities which have been netted for presentation purposes. Operating loss and tax credit carryforwards with related tax benefits of $2.1 million (net of $2.9 million valuation allowance) at September 27, 1997, and $2.7 million (net of $2.9 million valuation allowance) at September 28, 1996, expire from 1998 to 2008. Net deferred tax liabilities at September 27, 1997 and September 28, 1996 consisted of the following (in thousands):

                                       1997                     1996
                               ---------------------    ---------------------
                                Current  Noncurrent      Current   Noncurrent
   Fixed assets..............  $      -  $ 105,178      $      -    $ 104,187
   Inventory valuation.......    60,142          -        60,142            -
   Accruals, allowances
     and other...............   (15,794)    10,763       (13,188)       8,142
   Operating loss and tax
     credit carryforwards....      (566)    (1,578)         (579)      (2,155)
                               --------  ---------      --------    ---------
        Total................  $ 43,782  $ 114,363      $ 46,375    $ 110,174
                               ========  =========      ========    =========

Note J - Supplemental Disclosures of Cash Flow Information

     (in thousands)                            1997         1996         1995
                                             --------     --------     --------

     Interest paid - net...................  $ 56,565     $ 56,244     $ 52,705
                                             ========     ========     ========

     Income taxes paid - net...............  $ 37,086     $ 25,089     $ 38,973
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

Note K - Retirement Benefits

The Company's U.S. defined benefit pension plan provides benefits to most of its U.S. employees and certain employees in foreign countries, based on their compensation over their working careers. The funding policy for this plan is to contribute annually an amount based on the recommendation of the plan's actuary. Employees also contribute a percentage of their compensation. Participants become fully vested at the end of five years of service.

The following sets forth the funded status of the plan (in thousands):

                                                              1997       1996
                                                           ---------  ---------
  Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including
   vested benefits of $(281,212) in 1997 and
   $(260,261) in 1996...................................   $(299,800) $(273,994)
                                                           ---------  ---------
  Projected benefit obligation for service rendered
   to date..............................................    (337,730)  (310,992)
  Less plan assets at fair value, primarily listed
   stocks and bonds, short-term investment funds
   and insurance company contracts......................     349,069    298,346
                                                           ---------  ---------
  Plan assets in excess of (less than) projected
   benefit obligation...................................      11,339    (12,646)
  Unrecognized prior service cost.......................         469        625
  Unrecognized net loss.................................      15,280     34,652
                                                           ---------  ---------
  Pension asset recognized in the balance sheet.........   $  27,088  $  22,631
                                                           =========  =========

During the 1996 fiscal year, the plan made cash lump sum payments to the former member employees of a divested division. Curtailment and settlement losses of $3.7 million in 1996 were recognized and offset against reserves established at the time of the divestiture.

Net pension cost included the following components for the 1997, 1996 and 1995 fiscal years (in thousands):
                                                     1997      1996      1995
                                                   --------  --------  --------
    Service cost - benefits earned during the
     period......................................  $  7,354  $  7,991  $  4,385
    Interest cost on projected benefit
     obligation..................................    25,128    24,093    24,148
    Return on assets, net of deferred gain
     of $37,690 in 1997, $19,579 in 1996,
     and $20,361 in 1995.........................   (24,077)  (22,686)  (20,270)
    Amortization:
     Unrecognized prior service cost.............       156       163       541
     Unrecognized losses.........................     1,982     2,928     3,892
                                                   --------  --------  --------
    Net pension cost.............................  $ 10,543  $ 12,489  $ 12,696
                                                   ========  ========  ========

The following assumptions were used at each measurement date:
                                                     1997      1996      1995
                                                   --------  --------  -------
  Discount rate..................................    7.75%     8.0%      7.75%
  Long-term rate of return on plan assets........    8.5%      8.5%      8.5%
  Long-term rate of increase in compensation.....    3.75%     3.75%     3.75%

Pension cost for all plans, including those of foreign subsidiaries, was $10,842,000, $12,940,000 and $13,112,000 for the 1997, 1996 and 1995 fiscal years, respectively.



Note L - Other Postretirement Benefit Plans

In addition to the Company's pension plan, the Company has two defined benefit postretirement medical plans available to most of its U.S. employees who elect participation and one life insurance defined benefit postretirement plan covering only certain employees. The medical plans include a health care plan for employees electing early retirement between the ages of 55 and 65 and a Medicare supplement plan for retired employees age 65 and older. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The life insurance plan is non-contributory and was closed to new members in 1973. The Company's policy is to fund the cost of the medical plans and the life insurance plan as expenses are incurred. The Company accounts for the plans under SFAS NO. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires that the cost of such benefits be accrued over the employees' service lives. The Company's annual postretirement benefit costs are not significant.

The following table shows the three plans' combined funded status reconciled with the amounts recognized in the Company's balance sheets as of September 27, 1997 and September 28, 1996 (in thousands) and assumptions:

                                                1997                1996
                                         ------------------  ------------------
                                                    Life                Life
                                          Medical Insurance   Medical Insurance
                                           Plans     Plan      Plans     Plan
                                          -------  -------   -------   -------
  Accumulated postretirement benefit
  obligation:
   Retirees.............................  $(1,764) $(4,858)  $  (955)  $(5,028)
   Fully eligible active plan
    participants........................   (3,098)       -    (2,241)        -
   Other active plan participants.......   (3,521)       -    (2,530)        -
                                          -------  -------   -------   -------
                                           (8,383)  (4,858)   (5,726)   (5,028)
  Plan assets at fair value, primarily
   bonds................................       86    2,279       249     2,399
                                           ------  -------   -------   -------
  Accumulated postretirement benefit
   obligation in excess of plan assets..   (8,297)  (2,579)   (5,477)   (2,629)
  Unrecognized net (gain) loss..........    5,947     (531)    3,266      (551)
                                           ------  -------   -------   -------
  Accrued postretirement benefit cost...  $(2,350) $(3,110)  $(2,211)  $(3,180)
                                          =======  =======   =======   =======

  Discount rate.........................    7.75%    7.75%      8.0%      8.0%
  Long-term rate of return on plan
   assets...............................     8.5%     8.5%      8.5%      8.5%

The annual rate of increase in health care expenses was 7% in the 1997 and 1996 fiscal years. This rate was assumed to be 7% for the 1998 fiscal year and to decrease gradually to 6% in 2004 and remain at that level thereafter.

Note M - Employee Stock Ownership Plan

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

Substantially all U.S. salaried and hourly employees who complete a minimum period of service are eligible to participate in the ESOP. The ESOP Plan also provides for 100% vesting after one year of participating service and for distributions of shares allocated to participant accounts at the time of termination of employment with the Company.

Pursuant to a Board-established formula linked to the Company's annual operating results, a contribution of 483,076 shares of Common Stock valued at $5.7 million was made to the ESOP for fiscal year 1995, a contribution of 488,280 shares of Common Stock valued at $5.2 million was made to the ESOP for fiscal year 1996, and a cash contribution of $3.1 million will be made to the ESOP for fiscal year 1997. Such amounts have been charged to operations in the 1995, 1996 and 1997 fiscal years, respectively.

Note N - Contingencies

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, by the environmental agencies in several states and by private parties as potentially responsible parties at a number of hazardous waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. The Company may also have liability for such matters pursuant to contractual obligations relating to divested property or with respect to sites which may be identified in the future. With respect to certain of these sites, other persons have also been identified as potentially responsible parties, and in such circumstances the responsibility for cleanup and other remedial activities is typically shared among such parties based on an allocation formula. The Company is also involved in remedial responses and voluntary environmental cleanups at other sites which are not currently the subject of proceedings of any kind under Superfund or comparable state laws. The Company has established reserves in its financial statements for such environmental liabilities, including related legal fees and other transaction costs, in the aggregate amount of $5.7 million. The provision for environmental liabilities is based on the Company's estimate of allocations of liability among potentially responsible parties (and the likelihood of contribution by such parties), information concerning the scope of contamination, estimated remediation costs, estimated transaction costs and other factors. The Company has also recorded $1.1 million for estimated recoveries under insurance policies to the extent that coverage for such claims has been acknowledged by the relevant insurer and for estimated recoveries from third parties.

The Company and its subsidiaries also have sundry claims and other lawsuits pending against them and also have certain guarantees which were made in the ordinary course of business. It is not possible to determine with certainty the ultimate liability of the Company in these matters, if any, but in the opinion of management, their outcome should have no material adverse effect upon the financial condition or results of operations of the Company.

Note O - Segment and Other Information

The Company is one of the largest and most diversified manufacturers of textile products in the world. It is a leading developer, marketer and manufacturer of fabrics and other textile products utilized in a wide variety of apparel and interior furnishings end uses. The Company operates in two areas: products for apparel markets and products for interior furnishings markets. Sales, operating income, identifiable assets, depreciation and amortization and capital expenditures for these segments were as follows (dollars in millions):

                                                 1997        1996       1995
                                               --------    --------   ---------
    Net sales
      Apparel................................   $1,253.2    $1,328.3   $1,347.1
      Interior furnishings...................      837.5       854.0      862.1
                                                --------    --------   --------
             Total...........................   $2,090.7    $2,182.3   $2,209.2
                                                ========    ========   ========

    Operating income
      Apparel................................   $  112.1    $  121.7   $  107.1
      Interior furnishings...................       43.6        55.6       67.4
      Loss on closing of division............          -       (29.9)         -
      Provision for restructuring............      (12.1)          -          -
                                                --------    --------   --------
             Total...........................      143.6       147.4      174.5

    Interest expense.........................       60.0        65.9       56.3
    Other expense (income) - net.............      (12.8)        6.1       (1.9)
                                                --------    --------   --------
    Income before income taxes...............   $   96.4    $   75.4   $  120.1
                                                ========    ========   ========

    Operating margin
      Apparel................................        8.9%        9.2%       8.0%
      Interior furnishings...................        5.2         6.5        7.8
                                                    ----        ----       ----
             Total...........................        6.9%        6.8%       7.9%
                                                    ====        ====       ====

    Identifiable assets
      Apparel................................   $1,088.7    $1,091.8   $1,130.4
      Interior furnishings...................      707.3       734.2      748.8
      Corporate..............................       77.7        59.9       52.5
                                                --------    --------   --------
             Total...........................   $1,873.7    $1,885.9   $1,931.7
                                                ========    ========   ========

    Depreciation and amortization
      Apparel................................   $   50.9    $   52.3   $   53.4
      Interior furnishings...................       34.2        35.0       33.6
                                                --------    --------   --------
             Total...........................   $   85.1    $   87.3   $   87.0
                                                ========    ========   ========

    Capital expenditures
      Apparel................................   $   72.0    $   48.6   $   55.4
      Interior furnishings...................       24.5        30.6       46.5
                                                --------    --------   --------
             Total...........................   $   96.5    $   79.2   $  101.9
                                                ========    ========   ========

The Company primarily markets its products to approximately 12,000 customers in the United States. The Company also markets its products to customers in Canada, Mexico, Latin America, Europe and Asian countries. For the 1997 fiscal year, no single customer represented more than 10% of the Company's net sales, and the Company's 10 largest customers accounted for approximately 28% of net sales. Export sales from the Company's United States operations to unaffiliated customers were as follows (in millions):
                                                  1997       1996        1995
                                                -------    --------    --------
    Asia.....................................   $ 38.6      $ 51.5      $ 32.0
    Europe...................................     78.3        61.5        41.5
    North and South America..................    108.2        91.5        78.5
    Other....................................     14.2         9.0         9.2
                                                ------      ------      ------
             Total...........................   $239.3      $213.5      $161.2
                                                ======      ======      ======

Note P - Financial Instruments

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

INTEREST RATE INSTRUMENTS: The Company enters into interest rate swap, cap, floor and collar agreements to reduce the impact of changes in interest rates on all or a portion of its floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The net cash paid for interest rate cap, floor and collar agreements is recorded in intangibles and deferred charges in the consolidated balance sheet and charged to interest expense over the life of the agreement. The net cash amounts paid or received on swap agreements are accrued and recognized as an adjustment to interest expense. If an arrangement is replaced by another instrument and no longer qualifies as a hedge instrument, then it is marked to market and carried on the balance sheet at fair value.

         As of September 27, 1997 and September 28, 1996, the Company had the following interest rate instruments in effect (notional amounts in millions; the cap, swap, floor and collar rates are based on 3-month LIBOR):

                                           1997
                          ------------------------------------------
                          Notional         Strike
                           Amount           Rate            Period
                          --------         ------        -----------
    Interest rate swaps    $200             7.37%        10/95-10/00

                                          1996
                          ------------------------------------------
                          Notional         Strike
                           Amount           Rate            Period
                          --------         ------        -----------
    Interest rate caps     $100             9.50%        04/96-04/97
                            300             7.00         10/96-10/97
                            300             9.50         10/96-10/97
                            200            10.00         10/96-10/97

    Interest rate swaps    $200             7.37%        10/95-10/00

    Interest rate collars  $ 50             4.75%        10/96-10/97
                                            7.00
                             50             5.03         10/96-10/97
                                            7.00

    Interest rate floors   $100             5.50%        01/96-10/96
                            250             5.25         01/96-10/96
                            300(a)          5.60         10/96-10/97

(a) Entered into on October 3, 1996.

FOREIGN EXCHANGE INSTRUMENTS: The Company enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on sales, raw material and fixed asset purchase transactions denominated in foreign currencies. Foreign currency receivables which have forward exchange contracts are recorded in U.S. dollars at the applicable forward rate. The foreign exchange contracts on receivables ($27.1 million and $19.8 million at September 27, 1997 and September 28, 1996, respectively) require the Company to exchange British pounds, German marks, French francs, Canadian dollars and Italian lira for U.S. dollars and mature in one to eight months. Forward exchange contracts related to raw material and fixed asset purchase transactions are recognized as adjustments to the bases of the underlying assets. At September 27, 1997, the Company had $10.6 million of forward currency exchange contracts maturing in one to eleven months which related to purchases of wool and machinery denominated in

Australian dollars, German marks and Swiss francs, compared to $4.8 million at September 28, 1996. At September 27, 1997 and September 28, 1996, deferred gains and losses on foreign exchange contracts are not material to the consolidated financial statements.

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

Short-term and Long-term Debt: The fair value is estimated based on current rates offered for similar debt. At September 27, 1997, long-term debt with a carrying value of $806.9 million had an estimated fair value of $809.2 million. At September 28, 1996, long-term debt with a carrying value of $838.9 million had an estimated fair value of $834.9 million.

Interest Rate Instruments: The fair values are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties. At September 27, 1997 and September 28, 1996, the carrying amounts of these instruments were a $0.6 million liability and a $0.2 million liability, respectively. At September 27, 1997, the Company estimates it would have paid $8.4 million and at September 28, 1996 would have paid $7.2 million to terminate the agreements.

Foreign Currency Contracts: The fair values of foreign currency contracts (used for hedging purposes) are estimated by obtaining quotes from brokers. At September 27, 1997 and September 28, 1996, there were no carrying amounts related to foreign currency contracts in the consolidated balance sheets.

It is estimated that the carrying value of the Company's other financial instruments approximated fair value at September 27, 1997 and September 28, 1996.

Note Q - Stock-Based Compensation

Under the Company's various Equity Incentive Plans, the Company is authorized to award restricted shares of the Company's common stock, options to purchase common stock, or Performance Units which are dependent upon achievement of specified performance goals and are payable in common stock. Awards presently outstanding are subject to vesting schedules ranging from three to five years depending on whether performance goals are achieved. Stock options granted generally have a maximum term of ten years. Under these plans, 739,507 shares of common stock are reserved to settle Performance Unit awards currently outstanding and 1,127,622 shares to settle additional future awards remain available.

A summary of the Company's stock option activity and related information for the 1997, 1996 and 1995 fiscal years follows:

                               1997               1996               1995
                         -----------------  ----------------    ---------------
                                 Weighted-          Weighted-          Weighted-
                                  Average            Average            Average
                         Options  Exercise   Options Exercise   Options Exercise
                          (000)    Price      (000)    Price     (000)    Price
                         ------- ---------  -------- --------   ------- -------
Outstanding at
 beginning of year.....   6,203   $11.57      4,202   $11.55      4,130  $11.61
Granted................      27    11.70      2,411    11.59        140   10.13
Exercised..............    (323)   11.41       (338)   11.39         (6)  11.63
Forfeited..............    (153)   11.68        (72)   11.99        (62)  12.20
                         ------              ------              ------
Outstanding at
 end of year...........   5,754   $11.58      6,203   $11.57      4,202  $11.55
                         =======             ======              ======

Exercisable at end
 of year...............   3,483   $11.57      3,807   $11.55      3,472  $11.55

Per share weighted-average
 fair value of options
 granted during the year..    $5.24               $5.12               $4.86

The following table summarizes information about stock options outstanding at September 27, 1997:

                           Options Outstanding             Options Exercisable
              ----------------------------------------- ------------------------
  Range of            Weighted-Average     Weighted-                Weighted-
  Exercise     Number     Remaining         Average      Number      Average
   Prices      (000)   Contractual Life  Exercise Price  (000)    Exercise Price
------------  -------- ----------------  -------------- --------  --------------

$ 8.40 to 10.40    646        5.1            $ 9.71         647       $ 9.71
$10.70 to 14.90  5,040        6.3            $11.68       2,768       $11.76
$15.60 to 21.93     68        4.5            $21.47          68       $21.47
                ------                                   ------
                 5,754        6.1            $11.58       3,483       $11.57
                ======                                   ======

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Under APB 25, no compensation expense is recognized for the Company's employee stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant. Total compensation cost charged against income related to restricted share and Performance Unit awards was $4.3 million, $7.9 million and $7.9 million for the 1997, 1996 and 1995 fiscal years, respectively.

The following pro forma information regarding net income and net income per share is required when APB 25 accounting is elected, and was determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 6.12% and 5.81% for fiscal year 1997 and 1996, respectively; volatility factors of the expected market price of the Company's common stock of 0.34; dividend yields of 0%; and a weighted-average expected life of the options of six years. For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the option's vesting periods (in thousands except for per share information):

                                              1997           1996
                                           ---------      ---------

Net income as reported................     $ 58,698        $ 40,906
Pro forma net income..................     $ 56,266        $ 38,794

Net income per share as reported......      $ 0.96          $ 0.65
Pro forma net income per share........      $ 0.92          $ 0.61

During the initial phase-in period, as required by SFAS No. 123, the pro forma amounts were determined based on stock option grants in the 1996 and 1997 fiscal years only. Therefore, the pro forma amounts for compensation cost may not be indicative of the effects on pro forma net income and pro forma net income per share for future years.

Note R - Quarterly Results of Operations (unaudited)

The Company's unaudited quarterly results of operations are presented below (in thousands, except for per share data).

Fiscal 1997 Quarters
                                        December    March     June    September
                                        --------  --------  --------  ---------
Net sales.............................. $476,490  $537,161  $553,590  $523,442
Cost of sales..........................  403,910   450,196   463,975   440,617
Income tax expense.....................   (7,247)  (14,088)   (7,235)   (9,103)
Net income (a)......................... $  9,385  $ 21,115  $ 13,491  $ 14,707

NET INCOME PER SHARE (a)............... $   0.15  $   0.34  $   0.22  $   0.25

COMMON STOCK PRICES
  High.................................   12        13 5/8    12 3/8  14 11/16
  Low..................................    9 3/4    10 3/4    10 1/8  11  5/16


Fiscal 1996 Quarters
                                        December    March     June    September
                                        --------  --------  --------  ---------
Net sales.............................. $512,694  $572,081  $574,571  $523,001
Cost of sales..........................  434,689   471,760   471,697   436,014
Income tax expense.....................   (7,438)  (14,884)   (2,256)   (9,169)
Income before extraordinary item (b)...    8,473    20,701       570    11,859
Extraordinary item.....................     (697)        -         -         -
Net income............................. $  7,776  $ 20,701  $    570  $ 11,859


PER SHARE DATA
Income before extraordinary item (b)... $   0.13  $   0.33  $   0.01   $  0.19
Extraordinary item.....................    (0.01)        -         -         -
                                        ---------  --------  --------  -------
Net income............................. $   0.12  $   0.33  $   0.01   $  0.19


COMMON STOCK PRICES
  High.................................   14 1/4    13 1/4    14 7/8    14 1/2
  Low..................................   11        11 3/8    11 1/4     9 7/8



(a) June quarter 1997 includes a $7.3 million charge for restructuring associated with reducing staff, consolidation of certain yarn facilities and exiting the residential carpet line, as well as $3.0 million for certain other non-recurring charges, each net of income taxes.

(b) June quarter 1996 includes a $20.3 million loss on closing the Knitted Fabrics division and $4.7 million for certain other non-recurring charges, each net of income taxes.

STATISTICAL REVIEW

Burlington Industries, Inc. and Subsidiary Companies

(dollar amounts in thousands, except per share data and ratios)


                                  1997        1996       1995        1994        1993
                               ----------  ---------- ----------  ----------  ----------

SUMMARY OF OPERATIONS
Net sales....................  $2,090,683  $2,182,347 $2,209,191  $2,127,067  $2,057,943
Operating income before
 interest and taxes..........     143,643     147,390    174,498     204,242     214,141
Interest expense.............      60,062      65,936     56,294      49,841      93,389
Income tax expense...........      37,673      33,747     51,707      69,982      58,514
Income from continuing
 operations..................      58,698      41,603     68,394      99,299      68,445
Income per common share
 from continuing operations..        0.96        0.66       1.05        1.46        1.00
Dividends per common share...           -           -          -           -           -


FINANCIAL POSITION AT YEAR END
Current assets...............  $  697,627  $  719,370 $  732,837  $  733,538  $  664,552
Fixed assets - net...........     584,647     569,540    575,080     549,942     537,088
Total assets.................   1,873,692   1,885,942  1,931,731   1,907,148   1,854,320
Current liabilities..........     263,595     265,352    272,397     315,468     314,265
Long-term liabilities........     865,008     894,496    932,227     915,884     948,960
Shareholders' equity.........     630,726     615,920    615,440     574,364     484,215
Current ratio................         2.6         2.7        2.7         2.3         2.1
Total debt as % of
 capitalization..............        56.1%       57.7%      59.7%       61.3%       67.5%

OTHER DATA
Capital expenditures.........  $   96,500  $   79,174  $ 101,876  $   98,869  $   80,590
Number of employees at
 year end....................      20,100      21,000     22,500      23,800      23,600
Cash interest coverage
 ratio.......................         4.0         4.3        4.9         6.1         4.0


                         Report of Independent Auditors



Shareholders and Board of Directors
Burlington Industries, Inc.

We have audited the accompanying consolidated balance sheets of Burlington Industries, Inc. and Subsidiary Companies as of September 27, 1997 and September 28, 1996, and the related consolidated statements of operations and cash flows for each of the three years in the period ended September 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burlington Industries, Inc. and Subsidiary Companies at September 27, 1997 and September 28, 1996, and the consolidated results of their operations and their cash flows, for each of the three years in the period ended September 27, 1997, in conformity with generally accepted accounting principles.

/s/Ernst & Young LLP

Greensboro, North Carolina
October 30, 1997