Form 10-K, Exhibit 13
period 1998-10-03
BURLINGTON INDUSTRIES INC /DE/
filed 1998-12-18
CIK 870213

Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

Burlington Industries, Inc. and Subsidiary Companies

Overview

The Company's diluted earnings per share for the 1998 fiscal year were $1.32 per share, a growth of 23 percent over the $1.07 per share recorded in the 1997 fiscal year before non-recurring charges. Sales were approximately 4 percent lower, primarily as a result of closing or selling certain businesses for strategic reasons.

         The Company has continued its strategy of focusing on core apparel and interior furnishings businesses by moving its textured yarn business into a new joint venture and, on November 6, 1998, selling its spun yarn business. During 1998, the Company improved the debt to total capital ratio to 53.8 percent, repurchased 3.7 million shares of common stock, and invested $148 million in capital expenditures for expansion and modernization. During the year, operating results generated $137 million in cash, and asset sales provided an additional $11 million. The Company's sales and operating performance in the 1998 fiscal year were somewhat restrained by difficult conditions in some of its markets, including a surge in Asian textile and apparel imports. To address these challenges, the Company in 1998 commenced construction of a large yarn and fabric complex in Mexico and launched a major effort to expand its capability to deliver fabrics to customers in garment package form.

         PERFORMANCE BY SEGMENT: The Company conducts its operations in two principal industry segments: products for apparel markets and products for interior furnishings markets. The following table sets forth certain information about the segment results for the fiscal years ended October 3, 1998, September 27, 1997 and September 28, 1996.

                                         Fiscal       Fiscal       Fiscal
(dollar amounts in millions)              1998         1997         1996
                                       ---------    ---------    ----------
                                       (53 week
                                         year)
Net sales
  Apparel products                     $ 1,163.5    $ 1,253.2    $ 1,328.3
  Interior furnishings products            846.9        837.5        854.0
                                        --------     --------     --------
   Total                               $ 2,010.4    $ 2,090.7    $ 2,182.3
                                        ========     ========     ========


Operating income before interest and taxes
  Apparel products                     $   101.9    $   112.1    $   121.7
   As a percentage of net sales              8.8%         8.9%         9.2%
  Interior furnishings products        $    80.9    $    43.6    $    55.6
   As a percentage of net sales              9.6%         5.2%         6.5%
  Operating income before interest,
   taxes, loss on closing of division
   and provision for restructuring     $   182.8    $   155.7    $   177.3
  Loss on closing of division          $       -    $       -    $   (29.9)
  Provision for restructuring          $       -    $   (12.1)   $       -
                                        --------      --------     -------
   Total                               $   182.8    $   143.6    $   147.4
    As a percentage of net sales             9.1%         6.9%         6.8%
                                        ========      =======      =======

Results of Operations

Comparison of Fiscal Years ended October 3, 1998 and September 27, 1997

         NET SALES: Net sales for the 1998 fiscal year (a 53-week year) were $2,010.4 million, a decrease of 3.8% from the $2,090.7 million recorded in the 1997 fiscal year. Exports totaled $237 million and $239 million in the 1998 and 1997 fiscal years, respectively.
         Products for Apparel Markets: Net sales of products for apparel markets for the 1998 fiscal year were $1,163.5 million, 7.2% lower than net sales of $1,253.2 million for the 1997 fiscal year. This reduction was primarily due to the transfer of the textured yarn business to a joint venture in May, and lower volume in the Tailored Fashions (former Menswear), Klopman and Sportswear divisions, partially offset by higher volume in the Denim division.
         Products for Interior Furnishings Markets: Net sales of products for interior furnishings markets for the 1998 fiscal year were $846.9 million, an increase of 1.1% from the $837.5 million recorded in the 1997 fiscal year. The change in sales of the interior furnishings segment was mainly attributable to increased volume and better mix in the commercial carpet product line of the Lees division, which more than offset reductions due to the closure in 1997 of the residential carpet product line, and higher volume in the Burlington House and Bacova divisions, partially offset by lower price mix in the Area Rugs division.

         OPERATING INCOME BEFORE INTEREST AND TAXES: Operating income before interest and taxes for the 1998 fiscal year was $182.8 million compared to $143.6 million for the 1997 fiscal year. Before the 1997 provision for restructuring, the 1997 charge for exiting the residential carpet product line and the 1997 charge for closing a yarn spinning plant in the Burlington House Area Rugs division, operating income before interest and taxes for the 1997 fiscal year was $164.4 million. Amortization of goodwill was $18.1 million and $18.2 million in the 1998 and 1997 fiscal years, respectively.
         Products for Apparel Markets: Operating income before interest and taxes for the apparel products segment for the 1998 fiscal year was $101.9 million compared to $112.1 million recorded for the 1997 fiscal year. This decrease primarily was composed of lower profits in the Tailored Fashions and Klopman divisions and the transfer of the Company's textured yarn business to a joint venture, partially offset by improved results in the Denim, Sportswear and Burlington Madison Yarn (spun) divisions.
         Products for Interior Furnishings Markets: Operating income before interest and taxes for the interior furnishings products segment for the 1998 fiscal year was $80.9 million, compared to $52.3 million recorded in the 1997 fiscal year before the charges for restructuring activities. This increase was mainly attributable to higher margins resulting from higher volume and better product mix in the Lees division and improved results in the Burlington House division due to cost reductions.
         Selling, general and administrative expenses totaled $148.4 million, or 7.4% of net sales, in the 1998 fiscal year, compared with $154.6 million, or
7.4% of net sales, in the 1997 fiscal year. The decrease in dollars was mainly attributable to sold/closed operations and benefits resulting from cost reduction actions.
         The Company recorded provisions for doubtful accounts of $1.7 million and $3.5 million in the 1998 and 1997 fiscal years, respectively.
         INTEREST EXPENSE: Interest expense for the 1998 fiscal year was $59.5 million, or 3.0% of net sales, compared with $60.1 million, or 2.9% of net sales in the 1997 fiscal year.
         EQUITY IN INCOME OF JOINT VENTURES: During the 1998 fiscal year the Company recorded equity in income of joint ventures of $3.0 million related to its textured yarn joint venture operations with Unifi, Inc., which commenced on May 30, 1998, and its denim fabric joint venture with Mafatlal Industries Limited in India.
         OTHER EXPENSE (INCOME): Other income for the 1998 fiscal year was $3.8 million consisting principally of interest income. Other income for the 1997 fiscal year was $12.8 million consisting principally of $9.5 million in gains on the disposal of certain non-core operating assets and interest income.
         INCOME TAX EXPENSE: Income tax expense of $49.6 million was recorded for the 1998 fiscal year in comparison with $37.7 million for fiscal year 1997. Total income tax expense is different from the amounts obtained by applying statutory rates to the income before income taxes primarily as a result of amortization of nondeductible goodwill, which is partially offset by the favorable tax treatment of export sales through a foreign sales corporation.
         NET INCOME AND EARNINGS PER SHARE: Net income for the 1998 fiscal year was $80.5 million, or $1.32 per share (diluted), in comparison with $58.7 million, or $0.95 per share (diluted), for the 1997 fiscal year. Net income for the 1997 fiscal year included a net charge of $0.12 per share for one-time costs associated with various streamlining actions, including reducing staff, consolidation of yarn facilities and exiting the residential carpet product line, offset by gains on sales of Sedgefield Specialties and Advanced Textiles, Inc.

Comparison of Fiscal Years ended September 27, 1997 and September 28, 1996

         NET SALES: Net sales for the 1997 fiscal year were $2,090.7 million, a decrease of 4.2% from the $2,182.3 million recorded in the 1996 fiscal year. Exports totaled $239 million and $213 million in the 1997 and 1996 fiscal years, respectively (an increase of 12.2%).
         Products for Apparel Markets: Net sales of products for apparel markets for the 1997 fiscal year were $1,253.2 million, 5.7% lower than net sales of $1,328.3 million for the 1996 fiscal year. This reduction was primarily due to the elimination of the volume produced and marketed by the Knitted Fabrics division, which was closed in June, 1996, and lower volume and selling prices in the Denim division, partially offset by higher volume and improvement in selling prices and product mix in the Klopman division.
         Products for Interior Furnishings Markets: Net sales of products for interior furnishings markets for the 1997 fiscal year were $837.5 million, a decrease of 1.9% from the $854.0 million recorded in the 1996 fiscal year. The change in sales of the interior furnishings segment was mainly attributable to the sale of J.G. Furniture in April 1996 and Advanced Textiles in October 1996 and lower volume and selling prices in the Burlington House and Area Rugs divisions, partially offset by higher volume in the Lees division.

         OPERATING INCOME BEFORE INTEREST AND TAXES: Operating income before interest and taxes for the 1997 fiscal year was $143.6 million. Before the 1997 provision for restructuring, the 1997 charge for exiting the residential carpet product line, the 1997 charge for closing a yarn spinning plant in the Burlington House Area Rugs division and the 1996 loss on closing the Knitted Fabrics division, operating income before interest and taxes for the 1997 fiscal year was $164.4 million in comparison with $181.0 million recorded in the 1996 fiscal year. Amortization of goodwill was $18.2 million in both the 1997 and 1996 fiscal years.
         Products for Apparel Markets: Operating income before interest and taxes for the apparel products segment for the 1997 fiscal year was $112.1 million compared to $125.4 million recorded for the 1996 fiscal year before the charges for closing the Knitted Fabrics division. The principal factors affecting this change were lower profits of the Denim division partially offset by the absence of Knitted Fabrics division operating losses in the 1997 period.
         Products for Interior Furnishings Markets: Operating income before interest and taxes for the interior furnishings products segment for the 1997 fiscal year was $52.3 million before the charges for restructuring activities, compared to $55.6 million recorded in the 1996 fiscal year. This decrease was attributable mainly to the reduced level of operations in the Burlington House and Area Rugs divisions partially offset by improved results in the Lees division.
         Selling, general and administrative expenses totaled $154.6 million, or 7.4% of net sales, in the 1997 fiscal year, compared with $166.3 million, or 7.6% of net sales, in the 1996 fiscal year. The decrease was mainly attributable to sold/closed operations and benefits resulting from cost reduction actions.
         The Company recorded provisions for doubtful accounts of $3.5 million and $6.5 million in the 1997 and 1996 fiscal years, respectively.
         INTEREST EXPENSE: Interest expense for the 1997 fiscal year was $60.1 million, or 2.9% of net sales, compared with $65.9 million, or 3.0% of net sales in the 1996 fiscal year. The decrease in interest expense was due primarily to the lower average debt outstanding.
         OTHER EXPENSE (INCOME): Other income for the 1997 fiscal year was $12.8 million consisting principally of $9.5 million in gains on the disposal of certain non-core operating assets and interest income. Other expense for the 1996 fiscal year was $6.1 million consisting principally of $4.0 million for legal contingencies, $2.3 million loss on sale of a non-operating asset and $1.3 million loss on sale of J.G. Furniture partially offset by interest income.
         INCOME TAX EXPENSE AND EXTRAORDINARY ITEM: Income tax expense of $37.7 million was recorded for the 1997 fiscal year in comparison with $33.7 million for fiscal year 1996. The extraordinary loss of $0.7 million for the 1996 fiscal year resulted from the early extinguishment of debt net of income tax benefit of $0.5 million.
         NET INCOME AND EARNINGS PER SHARE: Net income for the 1997 fiscal year was $58.7 million, or $0.95 per share (diluted), in comparison with $40.9 million, or $0.64 per share (diluted), for the 1996 fiscal year. Net income for the 1997 fiscal year included a net charge of $0.12 per share for one-time costs associated with various streamlining actions, including reducing staff, consolidation of yarn facilities and exiting the residential carpet product line, offset by gains on sales of Sedgefield Specialties and Advanced Textiles, Inc. Net income for the 1996 fiscal year included $25.0 million ($0.40 per share) of non-recurring expenses, consisting of an after-tax charge of $20.3 million ($0.33 per share) for the closing of the Knitted Fabrics division and an after-tax provision of $4.7 million ($0.07 per share) for legal contingencies, the sale of the J.G. Furniture division and the sale of a non-operating asset. In addition, there was an extraordinary loss of $0.01 per share in 1996 for the early extinguishment of debt.

Liquidity and Capital Resources

         Over the past several years, the Company has taken steps to strengthen its capital structure and enhance the flexibility of its financial resources. The Company has used $300 million of its capacity under a $400 million senior debt shelf registration statement in two public offerings of fixed-rate senior notes. The proceeds of these offerings were used to repay variable-rate bank loans. The notes received investment grade ratings from each of the two major credit rating agencies. In December 1997, the Company established a five-year Trade Receivables Financing Agreement with a bank that provides up to $225 million in secured financing at commercial paper-indexed interest rates. The Company also has an unsecured bank revolving credit facility providing LIBOR-based borrowings up to $750 million that enhances the Company's financial flexibility. At October 3, 1998, total debt of the Company (consisting of current and non-current portions of long-term debt and short-term borrowings) was $816.2 million compared with $806.9 million at September 27, 1997. The ratio of debt to total capital declined from 56.1% at the beginning of fiscal year 1998 to 53.8% at fiscal year end.
         The Company's principal uses of funds during the next several years will be for capital investments (including the funding of acquisitions and participations in joint ventures), repayment and servicing of indebtedness, working capital needs and the repurchase of shares of Company common stock. The Company intends to fund such needs principally from net cash provided by operating activities and, to the extent necessary, from funds provided by the credit facilities described in this section. The Company believes that these sources of funds will be adequate to meet the Company's foregoing needs.
         The net cash generated by the Company from operating activities during the 1998 fiscal year amounted to $137.4 million; additionally, $10.6 million was provided from sales of assets and $24.5 million from the exercise of stock options. Cash generated in this manner was used primarily for capital expenditures and investments in joint ventures totaling $147.7 million and $38.7 million for the repurchase of Company common stock. Shares of Company common stock purchased during the 1998 fiscal year are expected to be used during the next several years in part to satisfy Company obligations to contribute stock under its employee incentive plans and will, accordingly, minimize further future cash outlays for these purposes.
         On November 5, 1998, the Board of Directors of the Company approved the adoption of the 1998 Equity Incentive Plan (the "1998 Plan") and reserved 2,700,000 shares of the Company's common stock for issuance under the 1998 Plan. The 1998 Plan and the awards of options and performance shares that have been granted thereunder are subject to approval by the Company's shareholders. A committee of two or more members of the Board of Directors is responsible for administration and interpretation of the 1998 Plan. The following types of awards may be made to key executives and employees: (i) options to purchase shares of common stock, (ii) stock appreciation rights payable in common stock, cash or a combination thereof, (iii) restricted shares of common stock and (iv) performance shares that vest only upon achievement of specified performance goals and are payable in common stock, cash or a combination thereof. The vesting and payment of awards may be accelerated in the event of a change of control of the Company (as defined in the 1998 Plan).
         During the 1998 fiscal year, investment in capital expenditures and joint ventures totaled $147.7 million, compared to $99.3 million in the 1997 fiscal year. The Company anticipates that the level of capital expenditures and joint venture investments for fiscal year 1999 could total approximately $210 million, principally for growth and modernization of U.S. and Mexican plants.
         In August 1997, the Company issued $150.0 million principal amount of 7.25% notes due August 1, 2027 ("Notes Due 2027"). Proceeds from the sale were used to prepay revolving loans under its bank credit agreement on the same date. The Notes Due 2027 will be redeemable as a whole or in part at the option of the Company at any time on or after August 2, 2007, and will also be redeemable at the option of the holders thereof on August 1, 2007 in amounts at 100% of their principal amount. In September 1995, the Company issued $150.0 million principal amount of 7.25% notes due September 15, 2005 ("Notes Due 2005"). The Notes Due 2005 are not redeemable prior to maturity. Proceeds from the sale of the Notes Due 2005 were used to prepay outstanding term loans under the Company's bank credit facility. The Notes Due 2027 and the Notes Due 2005 are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of the Company.
     The Company has a $750.0 million unsecured revolving credit facility that expires in March, 2001. At November 6, 1998, the Company had approximately $479.0 million in unused capacity under this facility. The Company also maintains $42.0 million in additional overnight borrowing availability under bank lines of credit.
         Loans under the bank credit agreement bear interest at either (i) floating rates generally payable quarterly based on an adjusted Eurodollar rate plus 0.275% or (ii) Eurodollar rates or fixed rates that may be offered from time to time by a Lender pursuant to a competitive bid request submitted by the Company, payable up to 360 days. In addition, the Company pays an annual facility fee of 0.15%. The interest rate and the facility fee are based on the Company's current implied senior unsecured debt ratings of BBB minus and Baa3. In the event that the Company's debt ratings improve, the interest rate and facility fees would be reduced. Conversely, deterioration in the Company's debt ratings would increase the interest rate and facility fees.
         The bank credit agreement imposes various limitations on the liquidity of the Company. The agreement requires the Company to maintain minimum interest coverage and maximum leverage ratios and a specified level of net worth. In addition, the Agreement limits dividend payments, stock repurchases, leases, the incurrence of additional indebtedness by consolidated subsidiaries, the creation of additional liens and the making of investments in non-U.S. persons, and restricts the Company's ability to enter into certain merger, liquidation or asset sale or purchase transactions.
         In December 1997, the Company established a five-year, $225.0 million Trade Receivables Financing Agreement ("Receivables Facility") with a bank. The amount of borrowings allowable under the Receivables Facility at any time is a function of the amount of then-outstanding eligible trade accounts receivable up to $225.0 million. Loans under the Receivables Facility bear interest, with terms up to 270 days, at the bank's commercial paper dealer rate plus 0.1875%. A commitment fee of 0.125% is charged on the unused portion of the Receivables Facility. At November 6, 1998, $204.3 million in borrowings under this facility with original maturities of up to 266 days was outstanding. The Receivables Facility replaced the Company's A-1/D-1 rated commercial paper facility and the related $225.0 million Receivables-Backed Liquidity Facility established with a group of banks.
         The Company has received a commitment from a bank to establish a new credit facility of approximately $110 million that is scheduled to close on or about November 20, 1998. The proceeds from this facility will be used to finance or refinance the construction and working capital needs of the Company's Mexican subsidiaries related to the expansion projects in Mexico. The facility will include terms and covenants similar to the existing bank credit agreement, except that the outstanding balance on the third anniversary of the facility will convert to a two-year term loan payable semi-annually in four equal installments. Loans under the facility will be made directly to a new Mexican financing subsidiary of the Company and will be guaranteed by the Company.

Risk Management

Interest Rate Risk

         Because the Company's obligations under the bank credit agreement and the receivables-backed financing programs bear interest at floating rates, the Company is sensitive to changes in prevailing interest rates. The Company uses derivative instruments to manage its long-term debt interest rate exposure, rather than for trading purposes. Interest rate movements also affect the value and returns on the Company's investment securities. A 10% increase or decrease in market interest rates that effect the Company's financial instruments would not have a material impact on earnings during the next fiscal year, and would not materially affect the fair value of the company's financial instruments.

Foreign Currency Risk

         In order to reduce the risk of foreign currency exchange rate fluctuations, the Company follows a policy of hedging substantially all transactions denominated in a currency other than the functional currencies applicable to each of its various entities. The instruments used for hedging are readily marketable exchange traded forward contracts with banks. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential impact on earnings or fair value for such net currency position resulting from a 10% increase or decrease in foreign currency exchange rates on each individual currency would not be material.

Commodity Price Risk

         The Company uses many types of fiber, both natural and man-made, in the manufacture of its textile products. The Company believes that future price levels for all fibers will depend primarily upon supply and demand conditions, weather conditions, general inflation, domestic and foreign governmental regulations and agricultural programs, and prices of underlying raw materials such as petroleum. The Company manages its exposure to changes in commodity prices primarily through its procurement practices (foreign exchange contracts are utilized to offset the impact of currency fluctuations on wool purchases).

         The Company enters into contracts to purchase cotton under the Southern Mill Rules ratified and adopted by the American Textile Manufacturers Institute, Inc. and American Cotton Shippers Association. Under these contracts and rules, nonperformance by either the buyer or seller may result in a net cash settlement of the difference between the current market price of cotton and the contract price. If the Company decided to refuse delivery of its open firm commitment cotton contracts at October 3, 1998, and market prices of cotton decreased by 10%, the Company would be required to pay a net settlement provision of approximately $9.5 million. However, the Company has not utilized this net settlement provision in the past, and does not anticipate using it in the future. Further, if this provision was utilized, the settlement amount could be substantially offset by making open market purchases of cotton at the lower market prices.

Legal and Environmental Contingencies

         The Company and its subsidiaries have sundry claims and other lawsuits pending against them and also have certain guarantees that were made in the ordinary course of business. The Company has made provisions in its financial statements for litigation based on the Company's assessment of the possible outcome of such litigation, including the possibility of settlement, and related legal fees and costs.
         The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, by the environmental agencies in several states and by private parties as potentially responsible parties at a number of hazardous waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. The Company may also have liability for such matters pursuant to contractual obligations relating to divested property or with respect to sites that may be identified in the future. With respect to certain of these sites, other persons have also been identified as potentially responsible parties, and in such circumstances the responsibility for cleanup and other remedial activities is typically shared among such parties based on an allocation formula. The Company is also involved in remedial responses and voluntary environmental cleanups at other sites that are not currently the subject of proceedings of any kind under Superfund or comparable state laws. The Company has established reserves in its financial statements for such environmental liabilities, including related legal fees and other transaction costs, in the aggregate amount of approximately $4.7 million. The provision for environmental liabilities is based on the Company's estimate of allocations of liability among potentially responsible parties (and the likelihood of contribution by such parties), information concerning the scope of contamination, estimated remediation costs, estimated transaction costs and other factors. No provision has been made for liabilities that may be incurred with respect to sites that may be identified in the future because insufficient basis exists for making informed estimates in such cases.
         It is not possible with certainty to determine the ultimate liability of the Company with respect to the matters described in the preceding paragraphs, but in the opinion of management their outcome should have no material adverse effect on the financial condition or results of operations of the Company.

Year 2000

         As we approach the turn of the century, much attention has been given to a serious problem that exists in many computers and programs in use today, a problem that arose from the earliest days of computing when systems had very limited memory storage capacities. To save space and data entry time, only the last two digits of a year were used when performing date calculations and, consequently, these systems may not be able to properly recognize dates beginning with the year 2000. Many of these programs are still in use today throughout the world.
         Like most owners of computer software, the Company is modifying a significant portion of its computer software to handle the Year 2000 problem. Any date-reliant system is at risk. This includes information technology applications and embedded systems such as heating and ventilation, security, voice and data communications, ordering and supply, manufacturing and distribution, labeling, bar coding, billing and paying. For several years the Company has conducted a company-wide effort to prepare its computer systems and applications to recognize dates later than December 31, 1999 in order to continue to function properly. The Company expects to complete this portion of its project in early 1999, and as of October 3, 1998, the Company believes that the project is more than 90% complete.
         The Company also is dependent upon the successful efforts of its customers and suppliers of goods, services and essential utilities to modify their software and could be affected by the failure of one or more of these efforts. The Company has communicated with most of its major suppliers and customers and is following up with others. Efforts include the collection and evaluation of voluntary representations made or provided by those parties together with independent research. The goal of all these efforts is to reduce business risk and avoid interruption of service. Although the Company will continue to take reasonable care to gather information about external parties, such information is not always provided voluntarily, is not otherwise available, or may not be reliable.
         Contingency plans and recovery procedures for Year 2000 problems have been initiated dealing with potential problems ranging from systems failure to failure of a utility or a supplier. The Company expects to finalize these contingency plans and procedures by March 1999. Although the Company expects its critical systems to be compliant in early 1999, there can be no assurances that the Company identifies all susceptible systems and will not be adversely affected by the failure of an external party to adequately address the Year 2000 problem. A possible worst case scenario might include one or more of the Company's significant manufacturing or information technology systems being interrupted causing a delay or curtailment in the production and/or distribution of goods, a delay or curtailment in the billing and collection of revenues, an inability to maintain accounting records accurately, and/or an inability to manage its financial resources, potentially causing a material impact on the Company's results of operations and financial position.
         The Company recognizes the widespread impact of Year 2000 in its systems and manufacturing facilities and is working toward compliance of all software and office and manufacturing equipment, environmental systems, telecommunications, utilities, safety and monitoring equipment and systems. Total costs for addressing the Year 2000 issue are currently estimated to reach approximately $14.0 million. These costs are expensed as incurred and are being funded with cash from operations. As of October 3, 1998, the Company had spent $11.1 million on the project since its inception. The Company views Year 2000 as a company-wide business issue of the highest priority. The Company is engaged in extensive efforts to provide a continuous, uninterrupted flow of goods and services to customers.

Conversion to the Euro Currency

         Various member countries of the European Union in which the Company conducts its business will adopt the Euro as their single currency on January 1, 1999. National currencies will continue to exist as legal tender and may continue to be used in commercial transactions through January 1, 2002, at which time Euro notes and coins will be issued. By July 2002, the respective national currencies will be withdrawn. During this transition period, permanent rates of exchange between the members' national currency and the Euro will be established and banking, finance and foreign exchange markets will convert to the Euro. The Company has not completed its evaluation of the impact of the Euro conversion on its business and its operating and information technology systems, but it is not expected to have a material adverse effect on its financial condition or results of operations.

Forward-Looking Statements

     With the exception of historical information, the statements contained in Management's Discussion and Analysis of Results of Operations and Financial Condition and in other parts of this report include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These statements represent management's current expectations or beliefs as to the future and are subject to risks and uncertainties that could affect the Company's actual future results and that could cause those results to differ materially from the expectations or beliefs expressed in the forward-looking statements. Such risks and uncertainties include, but are not limited to: the outlook for global economic activity and its impact upon the Company's businesses; the demand for textile products; the possible imbalances between consumer demand and inventories of the Company's customers; the success of the Company's value-added product strategy; the Company's relationships with its principal customers and suppliers, including its and their success in addressing the Year 2000 computer problem; cost and availability of raw materials and labor; the success of the Company's strategic plans to expand in the United States, India and Mexico; the Company's ability to finance its capital expansion and modernization programs, and the level of the Company's indebtedness and the exposure to interest rate fluctuations; governmental legislation and regulatory changes that impose higher costs, or greater restrictions, on the Company's operations and that alter the existing regulation of international trade; and the long-term implications of the current development of regional trade blocs and the effect of the anticipated elimination of quotas and lowering of tariffs under the GATT trade regime by 2005. Other risks and uncertainties may also be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF OPERATIONS
BURLINGTON INDUSTRIES,  INC. AND SUBSIDIARY COMPANIES


For the 53 weeks ended October 3, 1998 and the 52 weeks ended
 September 27, 1997 and September 28, 1996

(Amounts in thousands, except for per share amounts)

                                        1998         1997          1996
                                   ------------ ------------- ------------
Net sales                          $  2,010,414 $   2,090,683 $  2,182,347
Cost of sales                         1,659,485     1,758,698    1,814,160
                                   ------------ ------------- ------------
Gross profit                            350,929       331,985      368,187
Selling, general and
  administrative expenses               148,383       154,648      166,283
Provision for doubtful accounts           1,677         3,478        6,457
Amortization of goodwill                 18,100        18,158       18,201
Loss on closing of division                   0             0       29,856
Provision for restructuring                   0        12,058            0
                                   ------------ ------------- ------------
Operating income before
  interest and taxes                    182,769       143,643      147,390
Interest expense                         59,544        60,062       65,936
Equity in income of joint ventures       (2,980)            0            0
Other expense (income) - net             (3,807)      (12,790)       6,104
                                   ------------ ------------- ------------
Income before income taxes              130,012        96,371       75,350
Income tax expense:
  Current                               (38,681)      (33,048)     (36,822)
  Deferred                              (10,879)       (4,625)       3,075
                                   ------------ ------------- ------------
    Total income tax expense            (49,560)      (37,673)     (33,747)
                                   ------------ ------------- ------------
Income before extraordinary item         80,452        58,698       41,603
Extraordinary item:
Loss from early extinguishment of
  debt, net of income tax benefit
  of $454 in 1996                             0             0         (697)
                                   ------------ ------------- ------------
Net income                         $     80,452 $      58,698 $     40,906
                                   ============ ============= ============

Average common shares outstanding        60,428        61,289       63,231

EARNINGS PER COMMON SHARE:
Income before extraordinary item   $       1.33 $        0.96 $       0.66
Extraordinary item                         0.00          0.00        (0.01)
                                     -----------  ------------  ----------
Net income per common share        $       1.33 $        0.96 $       0.65
                                     ===========  ============  ==========

EARNINGS PER COMMON SHARE -
 ASSUMING DILUTION:
Income before extraordinary item   $       1.32 $        0.95 $       0.65
Extraordinary item                         0.00          0.00        (0.01)
                                     -----------  ------------  ----------
Net income per common share -
  assuming dilution                $       1.32 $        0.95 $       0.64
                                     ===========  ============  ==========


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
BURLINGTON INDUSTRIES,  INC. AND SUBSIDIARY COMPANIES

As of October 3, 1998 and September 27, 1997


(Amounts in thousands)                                 1998            1997
                                                ---------------  ---------------
ASSETS
Current assets:
Cash and cash equivalents                       $        18,163  $       17,863
Short-term investments                                   27,253          23,832
Customer accounts receivable after deductions
  of $20,864 and $20,688 for the
  respective dates for doubtful accounts,
  discounts, returns and allowances                     288,806         331,457
Sundry notes and accounts receivable                     15,810           6,762
Inventories                                             322,548         314,994
Prepaid expenses                                          3,198           2,719
                                                ---------------  --------------
    Total current assets                                675,778         697,627
Fixed assets, at cost:
Land and land improvements                               39,374          36,677
Buildings                                               442,828         400,212
Machinery, fixtures and equipment                       636,439         607,502
                                                ---------------  --------------
                                                      1,118,641       1,044,391
Less accumulated depreciation and amortization          475,885         459,744
                                                ---------------  --------------
    Fixed assets - net                                  642,756         584,647
Other assets:
Investments and receivables                              44,990          22,670
Intangibles and deferred charges                         35,211          29,781
Excess of purchase cost over net assets acquired        514,152         538,967
                                                ---------------  --------------
    Total other assets                                  594,353         591,418
                                                ---------------  --------------
                                                $     1,912,887  $    1,873,692
                                                ===============  ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings                           $        14,200  $            0
Long-term debt due currently                                470             470
Accounts payable - trade                                 87,999         102,898
Sundry payables and accrued expenses                     73,995         100,039
Income taxes payable                                      6,440          16,406
Deferred income taxes                                    44,576          43,782
                                                ---------------  --------------
      Total current liabilities                         227,680         263,595
Long-term liabilities:
Long-term debt                                          801,486         806,413
Other                                                    59,052          58,595
                                                ---------------  --------------
     Total long-term liabilities                        860,538         865,008
Deferred income taxes                                   124,448         114,363
Shareholders' equity:
Common stock issued (Note G)                                684             684
Capital in excess of par value                          884,685         882,837
Accumulated deficit                                     (53,849)       (134,301)
Currency translation adjustments                        (17,357)        (10,211)
                                                ---------------  --------------
                                                        814,163         739,009
Less cost of common stock held in treasury             (113,942)       (108,283)
                                                ---------------  --------------
     Total shareholders' equity                         700,221         630,726
                                                ---------------  --------------
                                                  $   1,912,887  $    1,873,692
                                                ===============  ==============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
BURLINGTON INDUSTRIES,  INC. AND SUBSIDIARY COMPANIES


For the 53 weeks ended October 3, 1998 and the 52 weeks ended
 September 27, 1997 and September 28, 1996

(Amounts in thousands)
                                                   1998       1997       1996
                                                ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                      $  80,452  $  58,698  $  40,906
Adjustments to reconcile net income to
 net cash provided by operating activities:
   Depreciation and amortization of fixed assets   68,375     66,742     66,942
   Provision for doubtful accounts                  1,677      3,478      6,457
   Amortization of intangibles and
    deferred debt expense                          18,455     18,600     22,053
   Deferred income taxes                           10,879      4,625     (3,075)
   (Gain) loss on disposal of assets
    and other expense                                (512)   (11,821)     7,641
   Loss from early extinguishment of debt               0          0      1,151
   Restructuring/loss on closing of division            0     12,058     29,856
   Changes in assets and liabilities:
      Customer accounts receivable - net           40,974      6,400    (16,165)
      Sundry notes and accounts receivable         (7,114)      (154)    10,203
      Inventories                                 (14,877)    11,478      9,561
      Prepaid expenses                               (479)       120       (627)
      Accounts payable and accrued expenses       (39,577)    (3,404)     7,342
   Change in income taxes payable                  (5,903)     1,821     11,273
   Other                                          (14,969)    (2,361)      (393)
                                                ---------  ---------  ---------
        Total adjustments                          56,929    107,582    152,219
                                                ---------  ---------  ---------
Net cash provided by operating activities         137,381    166,280    193,125
                                                ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                           (140,333)   (96,500)   (79,174)
  Proceeds from sales of assets                    10,559     20,672      8,785
  Investment in joint ventures                     (7,375)    (2,750)    (2,200)
  Change in investments                             1,708     (2,817)      (957)
                                                ---------  ---------  ---------
Net cash used by investing activities            (135,441)   (81,395)   (73,546)
                                                ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in short-term borrowings              14,200          0       (274)
  Repayments of long-term debt                   (217,606)  (200,472)  (600,708)
  Proceeds from issuance of long-term debt        216,021    167,768    527,478
  Proceeds from exercise of stock options          24,492      3,709      3,848
  Purchase of treasury stock                      (38,747)   (53,419)   (45,038)
                                                ---------  ---------  ---------
Net cash used by financing activities              (1,640)   (82,414)  (114,694)
                                                ---------  ---------  ---------
Net change in cash and cash equivalents               300      2,471      4,885
Cash and cash equivalents at beginning of period   17,863     15,392     10,507
                                                ---------  ---------  ---------
Cash and cash equivalents at end of period      $  18,163  $  17,863  $  15,392
                                                =========  =========  =========


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Burlington Industries, Inc. and Subsidiary Companies


Note A - Summary of Significant Accounting Policies

Consolidation: The consolidated financial statements include the accounts of the Company and all its subsidiaries. The accounts of foreign subsidiaries have been included on the basis of fiscal periods ended no more than three months prior to the dates of the consolidated balance sheets. Investments in affiliates in which the Company owns 50 percent or less of the voting stock are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

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

Excess of purchase cost over net assets acquired: The excess of purchase cost over net assets acquired is amortized as goodwill using the straight-line method over not more than 40 years. The accumulated amortization of goodwill was $199,844,000 and $181,744,000 at October 3, 1998 and September 27, 1997,
respectively. In connection with the formation of a joint venture and resulting transfer of assets, excess of purchase cost over net assets acquired was reduced by $6.7 million (see Note J).

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

Research expenditures: Expenditures for research and development are expensed as incurred. Total expenditures for research and development aggregated $14,934,000, $11,841,000 and $13,482,000 in the 1998, 1997 and 1996 fiscal years, respectively.

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

Fiscal year: The Company uses a 52 - 53 week fiscal year. The fiscal year ended October 3, 1998 represents a 53-week period.

Other: In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures About Segments of an Enterprise and Related Information", both of which the Company will adopt in its 1999 fiscal year. The Company will be required to report comprehensive income, which is the total of net income and certain other nonowner changes in shareholders' equity. Foreign currency translation adjustments currently represent the primary difference between comprehensive income and net income for the Company. SFAS No. 131, among other things, establishes standards for reporting financial information about operating segments, defined as components of an enterprise about which separate financial information is available to the chief operating decision maker for purposes of assessing performance and allocating resources. The effect of SFAS No. 131 on the Company's financial statement disclosures has not yet been determined. Adoption of SFAS No. 130 and SFAS No. 131 will not affect the accounting for the Company's consolidated results of operations and financial position.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in fiscal years beginning after June 15, 1999. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt the new statement effective October 3, 1999. Under the statement, all derivatives will be required to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Under the statement, any ineffective portion of a derivative's change in fair value must be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

Note B - Restructuring Activities

During the June 1997 quarter, the Company recorded a $12.1 million pre-tax provision for restructuring associated with reducing staff, consolidation of certain yarn facilities and exiting the residential carpet product line. The staff reduction included severance costs of $5.2 million related to 215 employees. The components of the yarn manufacturing restructuring charge included costs of $1.3 million for severance related to 286 employees, $2.2 million for divestitures of machinery and equipment, and $1.4 million for divestitures of real estate. Costs related to exiting the residential carpet product line included primarily $1.2 million for severance related to 70 employees. In addition, exiting the residential carpet product line resulted in an inventory write-down and other claims of $4.9 million included in cost of sales. Combining these charges, the restructuring activities resulted in a 1997 pre-tax charge of $17.0 million, $10.3 million after income taxes, or $0.17 per share. Costs of these restructuring activities paid or incurred through October 3, 1998 were $14.1 million. The Company has completed substantially all of these restructuring efforts with the exception of the divestitures of certain machinery and equipment and real estate.

In June 1996, the Company announced its plan to close the Knitted Fabrics division, which resulted in a $29.9 million pre-tax charge in the 1996 fiscal year. In addition, the closing resulted in an inventory write-down of $3.7 million included in cost of sales. Combining these charges, the closing of the division resulted in a pre-tax charge of $33.6 million, $20.3 million after income taxes, or $0.33 per share. Production of the Knitted Fabrics division was phased out during September and October, 1996. The components of the 1996 charge include costs of $12.7 million for severance and other benefits related to approximately 1,150 employees, $8.3 million for divestitures of machinery and equipment, $8.0 million for divestitures of real estate, and $0.8 million for cancellation of leases. Costs of these restructuring activities paid or incurred through October 3, 1998 were $28.0 million. The Company has completed substantially all of these restructuring efforts with the exception of the divestitures of certain machinery and equipment and real estate. Net sales of the Knitted Fabrics division were $108.2 million during the 1996 fiscal year, and net operating loss before interest, taxes and restructuring charges was $17.2 million during the same period.

Note C - Inventories

Inventories are summarized as follows (in thousands):
                                                            1998        1997
                                                          ---------  ---------
    Inventories at average cost:
        Raw materials................................     $  40,594  $  46,722
        Stock in process.............................        98,922     97,973
        Produced goods...............................       204,169    190,326
        Dyes, chemicals and supplies.................        22,358     21,859
                                                          ---------  ---------
                                                            366,043    356,880
        Less excess of average cost over LIFO........        43,495     41,886
                                                          ---------  ---------
            Total....................................     $ 322,548  $ 314,994
                                                          =========  =========

Inventories valued using the LIFO method comprised approximately 91% of consolidated inventories at October 3, 1998 and September 27, 1997.

Note D - Sundry Payables and Accrued Expenses

Sundry payables and accrued expenses consisted of the following (in thousands):

                                                              1998       1997
                                                          ---------   ---------
     Sundry accounts payable.........................     $   3,346   $   1,386
     Accrued expenses:
         Payroll and employee benefits...............        44,264      57,558
         Taxes, other than income taxes..............         8,648       9,960
         Interest....................................         6,078       9,156
         Other.......................................        11,659      21,979
                                                          ---------   ---------
             Total...................................     $  73,995   $ 100,039
                                                          =========   =========

Note E - Long-term Debt

Long-term debt consisted of the following (in thousands):
                                                             1998        1997
                                                          ----------  ----------
  Bank Credit Agreement................................   $  294,000  $  335,000
  Receivables Facility.................................      204,058           -
  Commercial Paper.....................................            -     163,592
  Senior Debentures due 2005...........................      149,921     149,911
  Senior Debentures due 2027...........................      149,208     149,117
  Other indebtedness with various rates and maturities.        4,769       9,263
                                                          ----------  ----------
                                                             801,956     806,883
  Less long-term debt due currently....................          470         470
                                                          ----------  ----------
    Total..............................................   $  801,486  $  806,413
                                                          ==========  ==========

Bank Financing: The Company has an unsecured credit agreement ("Bank Credit Agreement"), consisting of a $750.0 million Revolving Credit Facility with a final maturity on March 31, 2001. The Agreement provides for the issuance of letters of credit by the fronting bank in an outstanding aggregate face amount not to exceed $75.0 million, provided that at no time shall the aggregate principal amount of Revolving Loans, together with the aggregate face amount of such letters of credit issued, exceed $750.0 million. At October 3, 1998, there were no letters of credit outstanding issued by the fronting bank, and the unused portion of the revolving facility commitment was $456.0 million. Additional overnight borrowings up to $42.0 million are also available under bank lines of credit.

Loans under the Bank Credit Agreement bear interest at either (i) floating rates generally payable quarterly based on the Adjusted Eurodollar Rate plus 0.275% or
(ii) Eurodollar rates or fixed rates that may be offered from time to time by a Lender pursuant to a competitive bid request submitted by the Company, payable up to 360 days. In addition, the Company pays an annual facility fee of 0.15%. The interest rate and the facility fee are based on the Company's current senior unsecured debt ratings of BBB minus and Baa3. In the event that the Company's debt ratings improve, the interest rate and facility fees would be reduced. Conversely, a deterioration in the Company's debt ratings would increase the interest rate and facility fees. At October 3, 1998, the average bank financing interest rate was 5.86%. See Note P for information on financial instruments utilized to manage interest rate exposure.

The Bank Credit Agreement imposes various limitations on the liquidity of the Company. The Agreement requires the Company to maintain minimum interest coverage and maximum leverage ratios and a specified level of net worth. In addition, the Agreement limits dividend payments and stock repurchases (equal to 50% of the previous fiscal year's domestic net income less any after-tax gain or loss on asset sales outside the ordinary course of business), leases, the incurrence of additional indebtedness by domestic subsidiaries, the creation of additional liens and the making of investments in foreign entities and restricts the Company's ability to enter into certain merger, liquidation or asset sale or purchase transactions.

Receivables-Backed Financing: In December 1997, the Company established a five-year, $225.0 million Trade Receivables Financing Agreement ("Receivables Facility") with a bank. The amount of borrowings allowable under the Receivables Facility at any time is a function of the amount of then outstanding eligible trade accounts receivable up to $225.0 million. Loans under the Receivables Facility bear interest, with terms up to 270 days, at the bank's commercial paper dealer rate plus 0.1875%. A commitment fee of 0.125% is charged on the unused portion of the Receivables Facility. The Receivables Facility replaced the Company's A-1/D-1 rated commercial paper facility and the related $225.0 million Receivables-Backed Liquidity Facility established with a group of banks. The Company has the intent and ability to maintain the receivables-backed borrowings on a long-term basis. Accordingly, receivables-backed borrowings have been classified as long-term debt.

Senior Debentures: In August 1997, the Company issued, through a public offering, $150.0 million principal amount of 7.25% unsecured senior debentures due August 1, 2027 ("Senior Debentures Due 2027"). The securities were issued under an indenture (the "Indenture") dated as of September 1, 1995 pursuant to a shelf registration filed with the Securities and Exchange Commission, under which $100.0 million of debt securities may still be issued. The Indenture contains covenants limiting certain liens and sale and leaseback transactions. The Senior Debentures Due 2027 were issued at a discount to yield 7.335% and the net proceeds from the sale were the principal source of funds used to prepay $150.0 million of Revolving Loans under the Bank Credit Agreement on the same date. Interest on the Senior Debentures Due 2027 is payable semiannually on February 1 and August 1. The Senior Debentures Due 2027 will be redeemable as a whole or in part at the option of the Company at any time on or after August 2, 2007 at a price equal to the greater of 100% of the principal amount redeemed or the sum of the present values of the remaining scheduled payments of principal and interest thereon. The Senior Debentures Due 2027 will also be redeemable at the option of the holders thereof on August 1, 2007 in amounts at 100% of their principal amount.

The Company also has outstanding $150.0 million principal amount of 7.25% unsecured senior debentures due September 15, 2005 ("Senior Debentures Due
2005") under the Indenture. The Senior Debentures Due 2005 were issued at a discount to yield 7.26%. Interest on the Senior Debentures Due 2005 is payable semiannually on March 15 and September 15, and the debentures are not redeemable prior to maturity and are not entitled to any sinking fund.

Maturities: As of October 3, 1998, aggregate annual maturities of long-term debt for the next five years are $0.5 million in 1999, $0.5 million in 2000, $294.5 million in 2001, $204.1 million in 2002 and $0.0 million in 2003.

Note F - Leases

Minimum commitments for rental expenditures under noncancellable operating leases are as follows (in thousands):

          1999.............................................    $ 15,678
          2000.............................................      12,106
          2001.............................................       8,201
          2002.............................................       5,833
          2003.............................................       4,295
          Later years......................................      12,337
                                                               ---------
                Total minimum lease payments...............    $ 58,450
                                                               =========

Approximately 32% of the operating leases pertain to real estate. The remainder covers a variety of machinery and equipment. Certain operating leases, principally for office facilities, contain escalation clauses for increases in operating costs, property taxes and insurance. For the 1998, 1997 and 1996 fiscal years, rental expense for all operating leases was $20,384,000, $19,751,000 and $20,023,000, respectively. Sublease income was not material in any of these years.

Note G - Shareholders' Equity

Shares of the Company's voting and nonvoting common stock, par value $.01 per share, authorized, issued and outstanding at October 3, 1998 and September 27, 1997, respectively, were as follows:

                                       Shares          Shares           Shares
   October 3, 1998                   Authorized        Issued        Outstanding
   ---------------                  -----------      ----------      -----------
   Common Stock..................   200,000,000      67,689,148       57,687,155
   Nonvoting Common Stock........    15,000,000         704,301          704,301
                                    -----------      ----------      -----------
                                    215,000,000      68,393,449       58,391,456
                                    ===========      ==========      ===========

                                       Shares          Shares           Shares
   September 27, 1997                Authorized        Issued        Outstanding
   ------------------               -----------      ----------      -----------
   Common Stock..................   200,000,000      65,344,561       56,356,728
   Nonvoting Common Stock........    15,000,000       3,048,888        3,048,888
                                    -----------      ----------       ----------
                                    215,000,000      68,393,449       59,405,616
                                    ===========      ==========       ==========

All shares have similar rights and privileges except for voting rights. Holders of Nonvoting Common Stock are entitled, subject to certain limitations, to exchange such shares for Common Stock.

On October 3, 1998 and September 27, 1997, the Company had 30,000,000 shares of preferred stock authorized, par value $.01 per share, none of which were issued and outstanding. On December 3, 1997, the Board of Directors of the Company approved the adoption of a Stockholder Rights Plan. Under the Stockholder Rights Plan, Preferred Stock Purchase Rights were distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on December 15, 1997. Each Right will entitle a stockholder to a Unit consisting of a portion of a newly issued share of Junior Participating Preferred Stock of the Company, at an exercise price of $50.00 per Unit, subject to adjustment from time to time to prevent dilution. The Rights will not initially be exercisable. The Rights will become exercisable only if another person acquires beneficial ownership of 15 percent or more of the Company's voting Common Stock or commences a tender offer that would result in such person beneficially owning 15 percent or more of the Company's voting Common Stock. If any person becomes the beneficial owner of 15 percent or more of the Company's voting Common Stock, or if a holder of 15 percent or more of the Company's voting Common Stock engages in certain other acquisition transactions, then each outstanding Right (other than Rights owned by such 15 percent stockholder) will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Junior Participating Preferred Stock having a market value equal to twice the then-current exercise price. The Rights expire on December 4, 2007, unless earlier redeemed. The Company may generally redeem the Rights at $.01 per right at any time until the tenth day following public announcement that a person has acquired 15% or more of the Company's voting Common Stock.

During the 1998 fiscal year, the Company exchanged 2,344,587 shares of Nonvoting Common Stock for voting Common Stock. During the 1998 fiscal year, outstanding shares also changed due to (i) the purchase of 3,733,800 additional shares of treasury stock; (ii) the issuance of 407,000 shares of treasury stock upon the conversion of the remaining balance of a convertible note; (iii) the issuance of 186,444 shares of treasury stock to settle Performance Unit awards (see Note Q);
(iv) the issuance of 2,136,203 shares of treasury stock for exercise of stock options (see Note Q); and (v) the purchase of 10,007 shares for other transactions.

Changes in shareholders' equity of the Company for fiscal 1996, 1997 and 1998 were (dollar amounts in thousands):

                                           Capital
                                              in                    Currency   Treasury
                                   Common  excess of  Accumulated  translation  shares,
                                   Stock   par value    deficit    adjustment   at cost      Total
                                   -------  --------  ----------    --------   ---------   --------
Balance September 30, 1995........ $  684   $890,947   $(233,905)    $(5,822)  $ (36,464)  $615,440
Purchase of treasury stock........                                               (45,038)   (45,038)
Issuance of treasury stock........           (10,978)                              9,730     (1,248)
Awards issued under
 Equity Incentive Plans...........             3,205                                          3,205
Amortization of unearned
 compensation.....................             2,248                                          2,248
Exercise of stock options.........              (297)                              4,145      3,848
Forfeiture of restricted shares...                60                                 (60)       -
Net income for the period.........                        40,906                             40,906
Translation adjustment............                                    (3,441)                (3,441)
                                   -------  --------  ----------    --------   ---------   --------
Balance September 28, 1996........     684   885,185    (192,999)     (9,263)    (67,687)   615,920
Purchase of treasury stock........                                               (53,419)   (53,419)
Issuance of treasury stock........            (4,613)                              8,890      4,277
Awards issued under
 Equity Incentive Plans...........             2,082                                          2,082
Amortization of unearned
 compensation.....................               176                                            176
Exercise of stock options.........              (224)                              3,933      3,709
Tax benefit on stock options......               231                                            231
Net income for the period.........                         58,698                            58,698
Translation adjustment............                                      (948)                  (948)
                                   ------- ---------  -----------   --------   ---------   --------
Balance September 27, 1997........     684   882,837     (134,301)   (10,211)   (108,283)   630,726
Purchase of treasury stock........                                               (38,747)   (38,747)
Issuance of treasury stock........            (2,285)                              2,436        151
Amortization of unearned
 compensation.....................               125                                            125
Exercise of stock options.........            (1,254)                             25,746     24,492
Tax benefit on stock options......             4,063                                          4,063
Conversion of note................             1,199                               4,906      6,105
Net income for the period.........                         80,452                            80,452
Translation adjustment............                                    (7,146)                (7,146)
                                   ------- ---------  -----------   --------   ---------   --------
Balance October 3, 1998........... $   684 $ 884,685  $   (53,849)  $(17,357)  $(113,942)  $700,221
                                   ======= =========  ===========   ========   =========   ========



Note H - Other Expense (Income) - Net

Other expense (income) - net consisted of the following (in thousands):

                                              1998         1997         1996
                                            --------     --------     --------
    Loss (gain) on sale of assets - net..   $   (512)    $ (9,487)    $  3,651
    Provision for legal contingencies....          -            -        3,990
    Interest income......................     (3,408)      (2,991)      (2,583)
    Other................................        113         (312)       1,046
                                            ---------    --------     --------
         Total...........................   $ (3,807)    $(12,790)    $  6,104
                                            ========     ========     ========

During the 1997 fiscal year, the Company sold Advanced Textiles, Inc. (a small fiberglass business) for $4.6 million in cash and $4.1 million in securities and recognized a pre-tax gain of $4.8 million from the sale. Also during the 1997 fiscal year, the Company sold its Sedgefield chemical business for cash and recognized a pre-tax gain of $4.3 million from the sale. These businesses had combined sales of $5.3 million and $16.9 million during the 1997 and 1996 fiscal years, respectively. In April 1996, the Company sold its J.G. Furniture operation for $1.1 million in cash and $3.6 million in securities. Additionally, the Company recorded a charge of $2.3 million in 1996 related to the sale of a non-operating asset.

Note I - Income Taxes

The sources of income before income taxes were as follows (in thousands):

                                                    1998       1997       1996
                                                  --------   --------   --------

  United States...............................    $124,761   $ 89,233  $ 70,598
  Foreign.....................................       5,251      7,138     4,752
                                                  --------   --------  --------
       Total                                      $130,012   $ 96,371  $ 75,350
                                                  ========   ========  ========

Income tax expense consisted of (in thousands):
                                                    1998       1997       1996
                                                  --------   --------   --------
  Current:
       United States..........................    $ 39,228   $ 32,799  $ 36,375
       Foreign................................        (547)       249       447
                                                  --------   --------  --------
            Total current                           38,681     33,048    36,822
  Deferred:
       United States..........................      10,174      4,048    (3,716)
       Foreign................................         705        577       641
                                                  --------   --------  --------
            Total deferred....................      10,879      4,625    (3,075)
                                                  --------   --------  --------
                                                  $ 49,560   $ 37,673  $ 33,747
                                                  ========   ========  ========

Income tax expense is different from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes as follows (in thousands):
                                                   1998       1997       1996
                                                 --------   --------   ---------
  U.S. tax at statutory rate..................   $ 45,504   $ 33,730   $ 26,373
  Goodwill amortization with no tax benefit...      6,119      6,140      6,212
  State income taxes, net of federal benefit..      1,888      1,712      1,465
  Foreign Sales Corporation...................     (3,581)    (2,865)      (913)
  Other.......................................       (370)    (1,044)       610
                                                 --------   --------   --------
                                                 $ 49,560   $ 37,673   $ 33,747
                                                 ========   ========   ========

At October 3, 1998, the Company had $37.1 million of deferred tax assets and $206.1 million of deferred tax liabilities that have been netted for presentation purposes. At September 27, 1997, the Company had $44.3 million of deferred tax assets and $202.4 million of deferred tax liabilities that have been netted for presentation purposes. Operating loss and tax credit carryforwards with related tax benefits of $1.3 million (net of $2.9 million valuation allowance) at October 3, 1998, and $2.1 million (net of $2.9 million valuation allowance) at September 27, 1997, expire from 2003 to 2013. Net deferred tax liabilities at October 3, 1998 and September 27, 1997 consisted of the following (in thousands):

                                       1998                      1997
                               --------------------     --------------------
                                Current  Noncurrent      Current   Noncurrent
   Fixed assets..............  $      -  $ 110,439      $      -   $ 105,178
   Inventory valuation.......    60,142          -        60,142           -
   Accruals, allowances
     and other...............   (15,020)    14,782       (15,794)     10,763
   Operating loss and tax
     credit carryforwards....      (546)      (773)         (566)     (1,578)
                               --------  ---------      --------   ---------
        Total................  $ 44,576  $ 124,448      $ 43,782   $ 114,363
                               ========  =========      ========   =========


Note J - Supplemental Disclosures of Cash Flow Information

     (in thousands)                            1998         1997         1996
                                             --------     --------     --------

     Interest paid - net...................  $ 56,118     $ 56,565     $ 56,244
                                             ========     ========     ========

     Income taxes paid - net...............  $ 45,131     $ 37,086     $ 25,089
                                             ========     ========     ========

On May 30, 1998, the Company formed a joint venture with Unifi, Inc. of Greensboro, North Carolina, to manufacture and market textured polyester yarns. Each of the partners transferred its textured yarn manufacturing assets into a newly-formed limited liability company. Under the agreement, Unifi owns a majority ownership interest and manages the business, while the Company owns a minority interest. The noncash transfer of assets from the Company's Burlington Madison Yarn division included $24.6 million of inventory, fixed assets and excess of purchase cost over net assets acquired for an equity investment. On September 30, 1998, the Company announced its intent to sell the remaining assets of the Burlington Madison Yarn division, including manufacturing facilities located in Ranlo and St. Pauls, North Carolina, to Carolina Mills, Inc. The sale is expected to be completed during November, 1998.

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

The following sets forth the funded status of the plan (in thousands):

                                                             1998        1997
                                                           ---------  ---------
  Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including
   vested benefits of $(295,031) in 1998 and
   $(281,212) in 1997...................................   $(313,401) $(299,800)
                                                           ---------  ---------
  Projected benefit obligation for service rendered
   to date..............................................    (354,986)  (337,730)
  Less plan assets at fair value, primarily listed
   stocks and bonds, short-term investment funds
   and insurance company contracts......................     327,754    349,069
                                                           ---------  ---------
  Plan assets in excess of (less than) projected
   benefit obligation...................................     (27,232)    11,339
  Unrecognized prior service cost.......................         313        469
  Unrecognized net loss.................................      59,678     15,280
                                                           ---------  ---------
  Pension asset recognized in the balance sheet.........   $  32,759  $  27,088
                                                           =========  =========

Net pension cost included the following components for the 1998, 1997 and 1996 fiscal years (in thousands):

                                                     1998      1997      1996
                                                   --------  --------  --------
    Service cost - benefits earned during the
     period......................................  $  7,520  $  7,354  $  7,991
    Interest cost on projected benefit
     obligation..................................    24,722    25,128    24,093
    Return on assets, net of deferred gain (loss)
     of $(30,960) in 1998, $37,690 in 1997,
     and $19,579 in 1996.........................   (28,069)  (24,077)  (22,686)
    Amortization:
     Unrecognized prior service cost.............       156       156       163
     Unrecognized losses.........................         -     1,982     2,928
                                                   --------  --------  --------
    Net pension cost.............................  $  4,329  $ 10,543  $ 12,489
                                                   ========  ========  ========

The following assumptions were used at each measurement date:
                                                     1998      1997      1996
                                                   --------  --------  --------
  Discount rate..................................    6.75%     7.75%     8.0%
  Long-term rate of return on plan assets........    8.5%      8.5%      8.5%
  Long-term rate of increase in compensation.....    3.75%     3.75%     3.75%

Pension cost for all plans, including those of foreign subsidiaries, was $5,019,000, $10,842,000 and $12,940,000 for the 1998, 1997 and 1996 fiscal years, respectively.

Note L - Other Postretirement Benefit Plans

In addition to the Company's pension plan, the Company has two defined benefit postretirement medical plans available to most of its U.S. employees who elect participation and one life insurance defined benefit postretirement plan covering only certain employees. The medical plans include a healthcare plan for employees electing early retirement between the ages of 55 and 65 and a Medicare supplement plan for retired employees age 65 and older. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The life insurance plan is non-contributory and was closed to new members in 1973. The Company's policy is to fund the cost of the medical plans and the life insurance plan as expenses are incurred. The Company accounts for the plans under SFAS NO. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires that the cost of such benefits be accrued over the employees' service lives. The Company's annual postretirement benefit costs are not significant.

The following table shows the three plans' combined funded status reconciled with the amounts recognized in the Company's balance sheets as of October 3, 1998 and September 27, 1997 (in thousands) and assumptions:

                                                1998                1997
                                         ------------------  ------------------
                                                    Life                Life
                                          Medical Insurance   Medical Insurance
                                           Plans     Plan      Plans     Plan
                                         -------- ---------  -------- ---------
  Accumulated postretirement benefit
  obligation:
   Retirees.............................  $(1,756) $(4,332)  $(1,764) $(4,858)
   Fully eligible active plan
    participants........................   (3,499)       -    (3,098)       -
   Other active plan participants.......   (4,736)       -    (3,521)       -
                                          -------  -------   -------  -------
                                           (9,991)  (4,332)   (8,383)  (4,858)
  Plan assets at fair value, primarily
   bonds................................      650    2,193        86    2,279
                                          -------  -------   -------  -------
  Accumulated postretirement benefit
   obligation in excess of plan assets..   (9,341)  (2,139)   (8,297)  (2,579)
  Unrecognized net (gain) loss..........    7,807     (766)    5,947     (531)
                                          -------  -------   -------  -------
  Accrued postretirement benefit cost...  $(1,534) $(2,905)  $(2,350) $(3,110)
                                          =======  =======   =======  =======

  Discount rate.........................    6.75%    6.75%     7.75%    7.75%
  Long-term rate of return on plan
   assets...............................     8.5%     8.5%      8.5%     8.5%

The annual rate of increase in healthcare expenses was 6% and 7% in the 1998 and 1997 fiscal years, respectively. This rate was assumed to remain at 6% after fiscal year 1998.

Note M - Defined Contribution Plans

The Company's Employee Stock Ownership Plan ("ESOP") is an individual account, defined contribution plan designed to be qualified under the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ESOP is designed to invest primarily in the Company's stock. The ESOP Plan provides for 100% vesting after one year of participating service and for distributions of shares allocated to participant accounts at the time of termination of employment with the Company. Pursuant to a Board-established formula linked to the Company's annual operating results, a contribution of 488,280 shares of Common Stock valued at $5.2 million was made to the ESOP for fiscal year 1996, a cash contribution of $3.1 million was made to the ESOP for fiscal year 1997, and a cash contribution of $5.3 million will be made to the ESOP for fiscal year 1998. Such amounts have been charged to operations in the 1996, 1997 and 1998 fiscal years, respectively.

In 1998, the Company approved a new 401(k) Savings Plan scheduled to go into effect on January 1, 1999 for all U.S. employees (and certain employees in foreign countries) with one or more years of service. The Company will discontinue making contributions to the ESOP Plan after the 1998 plan year, and the ESOP Plan will be merged into the new 401(k) Savings Plan. The 401(k) Savings Plan provides for Company contributions of cash and/or Common Stock on a sliding scale based on the level of the employee's contribution.

Note N - Contingencies

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, by the environmental agencies in several states and by private parties as potentially responsible parties at a number of hazardous waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. The Company may also have liability for such matters pursuant to contractual obligations relating to divested property or with respect to sites that may be identified in the future. With respect to certain of these sites, other persons have also been identified as potentially responsible parties, and in such circumstances the responsibility for cleanup and other remedial activities is typically shared among such parties based on an allocation formula. The Company is also involved in remedial responses and voluntary environmental cleanups at other sites that are not currently the subject of proceedings of any kind under Superfund or comparable state laws. The Company has established reserves in its financial statements for such environmental liabilities, including related legal fees and other transaction costs, in the aggregate amount of $4.7 million. The provision for environmental liabilities is based on the Company's estimate of allocations of liability among potentially responsible parties (and the likelihood of contribution by such parties), information concerning the scope of contamination, estimated remediation costs, estimated transaction costs and other factors. The Company and its subsidiaries also have sundry claims and other lawsuits pending against them and also have certain guarantees that were made in the ordinary course of business.

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

                                                  1998        1997       1996
                                                --------    --------   --------
    Net sales
      Apparel................................   $1,163.5    $1,253.2   $1,328.3
      Interior furnishings...................      846.9       837.5      854.0
                                                --------    --------   --------
             Total...........................   $2,010.4    $2,090.7   $2,182.3
                                                ========    ========   ========

    Operating income
      Apparel................................   $  101.9    $  112.1   $  121.7
      Interior furnishings...................       80.9        43.6       55.6
      Loss on closing of division............          -           -      (29.9)
      Provision for restructuring............          -       (12.1)         -
                                                --------    --------   --------
             Total...........................      182.8       143.6      147.4

    Interest expense.........................       59.6        60.0       65.9
    Equity in income of joint ventures.......       (3.0)          -          -
    Other expense (income) - net.............       (3.8)      (12.8)       6.1
                                                --------    --------   --------
    Income before income taxes...............   $  130.0    $   96.4   $   75.4
                                                ========    ========   ========

    Operating margin
      Apparel................................        8.8%        8.9%       9.2%
      Interior furnishings...................        9.6         5.2        6.5
                                                    ----        ----       ----
             Total...........................        9.1%        6.9%       6.8%
                                                     ===        ====       ====

    Identifiable assets
      Apparel................................   $1,135.1    $1,088.7   $1,091.8
      Interior furnishings...................      685.0       707.3      734.2
      Corporate..............................       92.8        77.7       59.9
                                                --------    --------   --------
             Total...........................   $1,912.9    $1,873.7   $1,885.9
                                                ========    ========   ========

    Depreciation and amortization
      Apparel................................   $   52.5    $   50.9   $   52.3
      Interior furnishings...................       34.1        34.2       35.0
                                                --------    --------   --------
             Total...........................   $   86.6    $   85.1   $   87.3
                                                ========    ========   ========

    Capital expenditures
      Apparel................................   $  116.5    $   72.0   $   48.6
      Interior furnishings...................       23.8        24.5       30.6
                                                --------    --------   --------
             Total...........................   $  140.3    $   96.5   $   79.2
                                                ========    ========   ========

The Company primarily markets its products to approximately 10,500 customers in the United States. The Company also markets its products to customers in Canada, Mexico, Latin America, Europe and Asian countries. For the 1998 fiscal year, no single customer represented more than 10% of the Company's net sales, and the Company's 10 largest customers accounted for approximately 27% of net sales. Export sales from the Company's U.S. operations to unaffiliated customers were as follows (in millions):
                                                 1998        1997       1996
                                                ------      ------     ------
    Asia.....................................   $ 28.0      $ 38.6     $ 51.5
    Europe...................................     71.6        78.3       61.5
    North and South America..................    118.1       108.2       91.5
    Other....................................     19.2        14.2        9.0
                                                ------      ------     ------
             Total...........................   $236.9      $239.3     $213.5
                                                ======      ======     ======

Note P - Financial Instruments

The Company utilizes interest rate agreements and foreign exchange contracts to manage interest rate and foreign currency exposures. The principal objective of such contracts is to minimize the risks and/or costs associated with financial and global operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The counterparties to these contractual arrangements are a diverse group of major financial institutions with which the Company also has other financial relationships. These counterparties expose the Company to the risk of credit loss in the event of nonperformance. However, the Company does not anticipate nonperformance by the other parties, and no material loss would be expected from their nonperformance.

INTEREST RATE INSTRUMENTS: The Company enters into interest rate swap, cap, floor and collar agreements to reduce the impact of changes in interest rates on all or a portion of its floating rate debt. The swap agreements are contracts to exchange variable rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The net cash paid for interest rate cap, floor and collar agreements is recorded in intangibles and deferred charges in the consolidated balance sheet and charged to interest expense over the life of the agreement. The net cash amounts paid or received on swap agreements are accrued and recognized as an adjustment to interest expense. If an arrangement is replaced by another instrument and no longer qualifies as a hedge instrument, then it is marked to market and carried on the balance sheet at fair value.

         As of October 3, 1998 and September 27, 1997, the Company had the following interest rate instruments in effect (the variable rates are based on three-month LIBOR):
                           Notional
                            Amount    Fixed
                          (millions)   Rate      Period
           1998           ----------  -----   -----------
           ----
    Interest rate swaps      $200      7.37%  10/95-10/00
                               50      6.10%  11/97-11/04
                               50      5.72%  01/98-01/05

           1997
           ----
    Interest rate swaps      $200      7.37%  10/95-10/00

    FOREIGN EXCHANGE INSTRUMENTS: The Company enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on sales, raw material and fixed asset purchase transactions denominated in foreign currencies. Foreign currency receivables that have forward exchange contracts are recorded in U.S. dollars at the applicable forward rate. The foreign exchange contracts on receivables ($29.7 million and $27.1 million at October 3, 1998 and September 27, 1997, respectively) require the Company to exchange British pounds, German marks, French francs, Canadian dollars, Spanish pesetas and Italian lira for U.S. dollars and mature in one to eight months. Forward exchange contracts related to raw material and fixed asset purchase transactions are recognized as adjustments to the bases of the underlying assets. At October 3, 1998, the Company had $31.1 million of forward currency exchange contracts maturing in one to nine months related to purchases of wool and fixed assets denominated in Australian dollars, Italian lira and Mexican pesos, compared to $10.6 million at September 27, 1997. At October 3, 1998 and September 27, 1997, deferred gains and losses on foreign exchange contracts are not material to the consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS: It is estimated that the carrying value of the Company's financial instruments approximated fair value at October 3, 1998 and September 27, 1997, unless indicated otherwise below. The following methods and assumptions were used in estimating the fair values of financial instruments:

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

Short-term and Long-term Debt: The fair value is estimated based on current rates offered for similar debt. At October 3, 1998, long-term debt with a carrying value of $802.0 million had an estimated fair value of $804.3 million. At September 27, 1997, long-term debt with a carrying value of $806.9 million had an estimated fair value of $809.2 million.

Interest Rate Instruments: The fair values are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties. At October 3, 1998 and September 27, 1997, the carrying amounts of these instruments were a $0.7 million liability and a $0.6 million liability, respectively. At October 3, 1998, the Company estimates it would have paid $16.0 million and at September 27, 1997 would have paid $8.4 million to terminate the agreements.

Foreign Currency Contracts: The fair values of foreign currency contracts (used for hedging purposes) are estimated by obtaining quotes from brokers. At October 3, 1998 and September 27, 1997, carrying amounts related to foreign currency contracts in the consolidated balance sheets were not material. At October 3, 1998, foreign currency contracts to pay $31.1 million had an estimated fair value to receive $27.8 million, and foreign currency contracts to receive $29.7 million had an estimated fair value to pay $31.6 million. At September 27, 1997, foreign currency contracts to pay $10.7 million had an estimated fair value to receive $10.9 million, and foreign currency contracts to receive $27.1 million had an estimated fair value to pay $27.6 million.

Note Q - Stock-Based Compensation

Under the Company's various Equity Incentive Plans, the Company is authorized to award restricted shares of the Company's common stock, options to purchase common stock, or Performance Units that are dependent upon achievement of specified performance goals and are payable in common stock and cash. Stock options granted generally have a maximum term of 10 years. Under these plans at October 3, 1998, 34,447 shares of common stock are reserved to settle
Performance Unit awards currently outstanding and 982,213 shares to settle additional future awards remain available.

A summary of the Company's stock option activity and related information for the 1998, 1997 and 1996 fiscal years follows:

                               1998                1997              1996
                         -----------------  -----------------  -----------------
                                 Weighted-          Weighted-          Weighted-
                                  Average            Average            Average
                         Options Exercise   Options Exercise   Options Exercise
                          (000)    Price     (000)    Price     (000)    Price
                         ------- ---------  ------- ---------  ------- ---------
Outstanding at
 beginning of year.....   5,754   $11.58      6,203   $11.57     4,202   $11.55
Granted................     253    14.78         27    11.70     2,411    11.59
Exercised..............  (2,136)   11.46       (323)   11.41      (338)   11.39
Forfeited..............    (182)   13.07       (153)   11.68       (72)   11.99
                         ------              ------             ------
Outstanding at
 end of year...........   3,689   $11.79      5,754   $11.58     6,203   $11.57
                         ======              =======            ======

Exercisable at end
 of year...............      59   $ 8.40      3,483   $11.57     3,807   $11.55

Per share weighted-average
 fair value of options
 granted during the year..    $6.66               $5.24              $5.12

The following table summarizes information about stock options outstanding at October 3, 1998:

                           Options Outstanding            Options Exercisable
                 ------------------------------------     -------------------
                                            Weighted-               Weighted-
  Range of               Weighted-Average    Average                 Average
  Exercise        Number     Remaining      Exercise       Number   Exercise
   Prices         (000)   Contractual Life    Price        (000)      Price
---------------  -------- ----------------  ---------     --------  --------

$ 8.40 to 10.40      408        4.4          $ 9.68            59    $ 8.40
$10.70 to 14.90    3,211        5.8          $11.86             -    $    -
$15.60 to 21.93       70        4.4          $20.83             -    $    -
                  ------                                   ------
                   3,689        5.6          $11.79            59    $ 8.40
                  ======                                   ======

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Under APB 25, no compensation expense is recognized for the Company's employee stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant. Total compensation cost charged (credited) to income related to restricted share and Performance Unit awards was $(0.8) million, $4.3 million and $7.9 million for the 1998, 1997 and 1996 fiscal years, respectively.

The following pro forma information regarding net income and net income per share is required when APB 25 accounting is elected, and was determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.84%, 6.12% and 5.81% for fiscal year 1998, 1997 and 1996, respectively; volatility factors of the expected market price of the Company's common stock of 0.35 for 1998 and 0.34 for 1997 and 1996; dividend yields of 0%; and a weighted-average expected life of the options of six years. For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the option's vesting periods (in thousands except for per share information):

                                             1998         1997        1996
                                           --------    ---------   ---------

Net income:
  As reported.........................     $ 80,452    $ 58,698    $ 40,906
  Pro forma...........................     $ 78,212    $ 56,266    $ 38,794

Diluted earnings per share:
  As reported.........................      $ 1.32      $ 0.95      $ 0.64
  Pro forma...........................      $ 1.28      $ 0.91      $ 0.61

During the initial phase-in period, as required by SFAS No. 123, the pro forma amounts were determined based on stock option grants in the 1996, 1997 and 1998 fiscal years only. Therefore, the pro forma amounts for compensation cost may not be indicative of the effects on pro forma net income and pro forma net income per share for future years.

Note R - Earnings Per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which was required to be adopted in the December 1997 fiscal quarter. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously calculated fully diluted earnings per share and must be reported regardless of materiality when potentially dilutive securities exist. Earnings per share amounts for all prior periods have been restated where appropriate to conform to the requirements of SFAS No. 128.

The following table sets forth the computation of basic and diluted earnings per share (in thousands):

                                             1998      1997       1996
                                           --------- ---------  ---------
Numerator:
  Income before extraordinary item....     $ 80,452  $ 58,698   $ 41,603
  Effect of dilutive securities:
   Convertible note...................          116       360        520
                                           --------  --------   --------
    Numerator for diluted earnings
     per share........................     $ 80,568  $ 59,058   $ 42,123
                                           ========  ========   ========

Denominator:
  Denominator for basic earnings per
   share - weighted-average shares....       60,428    61,289     63,326
  Effect of dilutive securities:
   Stock options......................          524       154        432
   Convertible note...................          183       568        814
   Contingent Performance Unit awards.            4         -          -
                                           --------  --------   --------
  Dilutive potential common shares....          711       722      1,246
                                           --------  --------   --------
    Denominator for diluted earnings
     per share - adjusted weighted-
     average shares and assumed
     conversions......................       61,139    62,011     64,572
                                           ========  ========   ========

Note S - Quarterly Results of Operations (unaudited)

The Company's unaudited quarterly results of operations are presented below (in thousands, except for per share data). The three month period ended October 3, 1998 represents a 14-week period; all other periods presented represent a 13-week period.

Fiscal 1998 Quarters
                                        December    March     June    September
                                        --------  --------  --------  ---------
Net sales.............................. $481,703  $517,954  $511,033  $499,724
Cost of sales..........................  402,803   423,272   414,781   418,629
Income tax expense.....................   (9,369)  (15,222)  (15,412)   (9,557)
Net income ............................ $ 13,224  $ 24,570  $ 25,951  $ 16,707

Basic earnings per share .............. $   0.22  $   0.41  $   0.42  $   0.28
Diluted earnings per share............. $   0.22  $   0.40  $   0.42  $   0.28

COMMON STOCK PRICES
  High.................................  15 5/8    17 7/8    18 7/8    14 1/2
  Low..................................  13 1/16   13 3/16   13 3/4     8 3/16


Fiscal 1997 Quarters
                                        December    March    June(a)  September
                                        --------  --------  --------  ---------
Net sales.............................. $476,490  $537,161  $553,590  $523,442
Cost of sales..........................  403,910   450,196   463,975   440,617
Income tax expense.....................   (7,247)  (14,088)   (7,235)   (9,103)
Net income............................. $  9,385  $ 21,115  $ 13,491  $ 14,707

Basic earnings per share............... $   0.15  $   0.34  $   0.22  $   0.25
Diluted earnings per share............. $   0.15  $   0.34  $   0.22  $   0.25

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

STATISTICAL REVIEW

Burlington Industries, Inc. and Subsidiary Companies

(Dollar amounts in thousands, except per share data and ratios)


                                    1998(a)     1997       1996       1995       1994
                                  ---------- ---------- ---------- ---------- ----------

   SUMMARY OF OPERATIONS
   Net sales....................  $2,010,414 $2,090,683 $2,182,347 $2,209,191 $2,127,067
   Operating income before
    interest and taxes..........     182,769    143,643    147,390    174,498    204,242
   Interest expense.............      59,544     60,062     65,936     56,294     49,841
   Income tax expense...........      49,560     37,673     33,747     51,707     69,982
   Income before extraordinary
    item........................      80,452     58,698     41,603     68,394     99,299

   Per share of common stock:
    Income before extraordinary
     item (basic)...............        1.33       0.96       0.66       1.05       1.46
    Income before extraordinary
     item (diluted).............        1.32       0.95       0.65       1.04       1.44
    Dividends...................           -          -          -          -          -


   FINANCIAL POSITION AT YEAR END
   Current assets...............  $  675,778 $  697,627 $  719,370 $  732,837 $  733,538
   Fixed assets - net...........     642,756    584,647    569,540    575,080    549,942
   Total assets.................   1,912,887  1,873,692  1,885,942  1,931,731  1,907,148
   Current liabilities..........     227,680    263,595    265,352    272,397    315,468
   Long-term liabilities........     860,538    865,008    894,496    932,227    915,884
   Shareholders' equity.........     700,221    630,726    615,920    615,440    574,364
   Current ratio................         3.0        2.6        2.7        2.7        2.3
   Total debt as % of
    capitalization..............        53.8%      56.1%      57.7%      59.7%      61.3%

   OTHER DATA
   Capital expenditures.........  $  140,333 $   96,500 $   79,174  $ 101,876  $  98,869
   Number of employees at
    year end....................      18,900     20,100     21,000     22,500     23,800
   Cash interest coverage
    ratio.......................         4.6        4.0        4.3        4.9        6.1



   (a) Fiscal year 1998 represents a 53-week period.

                         Report of Independent Auditors



Shareholders and Board of Directors
Burlington Industries, Inc.

We have audited the accompanying consolidated balance sheets of Burlington Industries, Inc. and Subsidiary Companies as of October 3, 1998 and September 27, 1997, and the related consolidated statements of operations and cash flows for each of the three years in the period ended October 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burlington Industries, Inc. and Subsidiary Companies at October 3, 1998 and September 27, 1997, and the consolidated results of their operations and their cash flows, for each of the three years in the period ended October 3, 1998, in conformity with generally accepted accounting principles.

/s/Ernst & Young LLP

Greensboro, North Carolina
October 28, 1998