Form 10-K, Exhibit 13
period 1999-10-02
BURLINGTON INDUSTRIES INC /DE/
filed 1999-12-15
CIK 870213

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

Burlington Industries, Inc. and Subsidiary Companies

Overview

Fiscal year 1999 was a difficult year throughout most of the textile and apparel industry, and for the Company, it was in sharp contrast to a near-record 1998 fiscal year. The Company has taken aggressive action to size its U.S. capacity appropriately while building new textile and garment making capacity in Mexico. The new integrated apparel fabric and garment operations in Mexico are now coming on line.

         The apparel products businesses (approximately 53% of sales), like the rest of the U.S. apparel products industry, were adversely affected by a surge of Asian garment imports and worldwide over-capacity. During 1999, the Company streamlined its business and put new capabilities in place. In the United States, the apparel fabrics operations were consolidated into the Company's most modern plants. In Mexico, the Company completed the core of its growth initiatives, including two new fabric plants, two garment facilities, a joint venture cotton yarn facility and a joint venture jeans laundry, all part of an integrated system that enables the Company to offer full garment service to its customers. The interior furnishings business (approximately 46% of total company sales) experienced relatively good activity in 1999 and is well positioned for growth. A number of new products were introduced during the year and two divisions were combined to create a more comprehensive product line in floor accents and bath accessories.

         Net sales were $1,651.7 million for the 1999 fiscal year (52 weeks), compared with $2,010.4 million in fiscal year 1998 (53 weeks). On an adjusted basis, comparable sales of continuing businesses were down approximately 11.0%. As a result of the restructuring and run-out costs associated with the reorganization, primarily related to the Company's apparel fabrics business, there was a net loss of $31.5 million, or $0.57 per share (diluted), for the 1999 fiscal year, compared with fiscal year 1998 net income of $80.5 million, or $1.32 per share (diluted).

         Looking ahead, the Company believes performance will improve in all of its businesses in 2000, with one exception: the CasualWear business, which represents approximately 16% of total company sales, will be negatively affected until the oversupply problem in denim begins to improve. However, the denim business is well positioned, with competitive products and the most modern facilities in North America.

         PERFORMANCE BY SEGMENT: The Company conducts its operations in three principal operating segments: PerformanceWear, CasualWear and Interior Furnishings. The Company evaluates performance and allocates resources based on profit or loss before interest, amortization of goodwill, restructuring charges, certain unallocated corporate expenses, and income taxes. The following table sets forth certain information about the segment results for the fiscal years ended October 2, 1999, October 3, 1998 and September 27, 1997.

                                              1999      1998      1997
                                            --------  --------  --------
                                                      (53-week
                                                        year)
Net sales
         PerformanceWear........            $  611.7  $  852.3  $  930.9
         CasualWear.............               257.1     342.1     340.4
         Interior Furnishings...               758.0     792.2     790.6
         Other..................                36.0      39.4      51.1
                                            --------  --------  --------
                                             1,662.8   2,026.0   2,113.0
         Less:
          Intersegment sales....               (11.1)    (15.6)    (22.3)
                                            --------   -------  --------
                                            $1,651.7  $2,010.4  $2,090.7
                                            ========  ========  ========

Income (loss) before income taxes
         PerformanceWear........            $   18.4 $   90.0  $  121.4
         CasualWear.............                (2.9)    38.0      13.8
         Interior Furnishings...                78.0     88.0      51.1
         Other..................                 1.9      2.5       2.5
                                            -------- --------  --------
           Total reportable
            segments............                95.4    218.5     188.8
         Corporate expenses.....               (12.3)   (14.7)    (14.8)
         Goodwill amortization..               (17.8)   (18.1)    (18.2)
         Restructuring charges..               (62.1)       -     (12.1)
         Interest expense.......               (58.4)   (59.5)    (60.1)
         Other (expense)
           income - net.........                 7.9      3.8      12.8
                                            -------- --------  --------
                                            $  (47.3)$  130.0  $   96.4
                                            ======== ========  ========

Results of Operations

Comparison of Fiscal Years ended October 2, 1999 and October 3, 1998

1999 Restructuring Plan

During the March quarter of 1999, the Company implemented a comprehensive reorganization plan primarily related to its apparel fabrics business. The apparel fabrics operations had been running at less than full capacity during the preceding 9-12 month period, anticipating that the surge of low-priced garment imports from Asia might only be the temporary result of the Asian financial crisis. The Company views this situation to be more permanent in nature and therefore decided to reduce its U.S. manufacturing capacity accordingly and utilize only its most modern facilities to be competitive. The major elements of the plan include:

         (1) The combination of two businesses that had complementary product lines and serve many of the same customers. The merger of the two---Burlington Klopman Fabrics and Burlington Tailored Fashions--created an organization with an improved cost structure, called Burlington PerformanceWear. Also, Burlington Global Denim and a portion of the former Sportswear division have been combined to form Burlington CasualWear.

         (2) The reduction of U.S. apparel fabrics capacity by approximately 25 percent and the reorganization of manufacturing assets, including overhead reductions throughout the Company. Seven plants have been or will be closed or sold by the dates indicated: one department in Raeford, North Carolina and one plant in Forest City, North Carolina were closed in the March quarter; three plants in North Carolina located in Cramerton (sold in April 1999), Mooresville, and Statesville were closed during the June quarter and one plant in Hillsville, Virginia was sold in June 1999; one plant in Bishopville, South Carolina and one plant located in Oxford, North Carolina are being closed in phases to be completed during the March quarter 2000.

         (3) The plan will result in the reduction of approximately 2,900 employees, with severance benefit payments to be paid over periods of up to 12 months from the termination date depending on the employee's length of service (reduction of approximately 2,200 employees as of October 2, 1999).

The cost of the reorganization was reflected in a restructuring charge, before income taxes, of $62.1 million ($58.5 million applicable to the apparel fabrics business) recorded in the second fiscal quarter ended April 3, 1999, as adjusted by $3.2 million in the fourth quarter of 1999. The components of the 1999 restructuring charge included the establishment of a $19.0 million reserve for severance benefit payments, write-down of pension assets of $3.2 million for curtailment and settlement losses, write-downs for impairment of $37.7 million related to fixed assets resulting from the restructuring and a reserve of $2.2 million for lease cancellations and other exit costs expected to be paid through September 2001. Assets that have been sold, or are held for sale at October 2, 1999 and are no longer in use, were written down to their estimated fair values less costs of sale. These assets held for sale continue to be included in the Fixed Assets caption on the balance sheet in the amount of $14.5 million. Assets at Bishopville and Oxford remaining in use and considered impaired based on estimated future cash flows were written down by $2.7 million to their estimated fair value of $3.5 million. The impaired assets continue to be depreciated while in use. Cash costs of the reorganization are expected to be substantially offset by cash receipts from asset sales and lower working capital needs.

Other expenses related to the 1999 restructuring (including losses on inventories of discontinued styles, relocation of employees and equipment, and plant carrying and other costs) of approximately $33.0 million, before income taxes, will be charged to operations as incurred. Through October 2, 1999, $27.1 million of such costs have been incurred and charged to operations, consisting primarily of inventory losses and plant carrying costs.

Following is a summary of activity in the related 1999 restructuring reserves (in millions):
                                                                 Lease
                                                             Cancellations
                                                 Severance     and Other
                                                 Benefits      Exit Costs
                                                 ---------   -------------
         March 1999 restructuring charge.......   $ 20.1         $ 2.2
         Payments..............................     (1.5)         (0.2)
                                                  ------         -----
         Balance at April 3, 1999..............     18.6           2.0
         Payments..............................     (5.7)         (0.2)
                                                  ------         -----
         Balance at July 3, 1999...............     12.9           1.8
         Payments..............................     (3.6)         (0.1)
         Adjustments...........................     (1.1)            -
                                                  ------         -----
         Balance at October 2, 1999............   $  8.2         $ 1.7
                                                  ======         =====

The Company, through its Real Estate and Purchasing departments, is actively marketing the affected real estate and equipment currently available for sale or to be available upon cessation of operations. The active plan to sell the assets includes the preparation of a detailed property marketing package to be used in working with real estate and used equipment brokers and other channels, including other textile companies, the local Chamber of Commerce and Economic Development and the State Economic Development Department. The Company anticipates that the divestitures of real estate and equipment will be completed within 12 to 18 months from the date of closing. However, the actual timing of the disposition of these properties may vary due to their locations and market conditions.

         NET SALES: Net sales for the 1999 fiscal year were $1,651.7 million, 17.8% lower than the $2,010.4 million recorded for the 1998 fiscal year (a 53-week year). Exports totaled $236 million and $237 million in the 1999 and 1998 fiscal years, respectively.
         PerformanceWear: Net sales for the PerformanceWear segment for the 1999 fiscal year were $611.7 million, 28.2% lower than the $852.3 million recorded in the 1998 fiscal year. Excluding $79.6 million sales reduction due to the exited portion of the Burlington Madison Yarn division, which has been sold or transferred to a joint venture, net sales of products for the PerformanceWear segment were 21.0% lower than in the prior year. This decrease was due primarily to 17.8% lower volume and 3.1% lower prices and product mix.
         CasualWear: Net sales for the CasualWear segment for the 1999 fiscal year were $257.1 million, 24.8% lower than the $342.1 million recorded in the 1998 fiscal year. Excluding $22.6 million sales reduction due to the sold/discontinued portion of the Sportswear business, net sales of products for the CasualWear segment were 20.6% lower than in the prior year. This decrease was due primarily to 19.1% lower volume and 1.4% lower prices and product mix.
         Interior Furnishings: Net sales of products for interior furnishings markets for the 1999 fiscal year were $758.0 million, 4.3% lower than the $792.2 million recorded in the 1998 fiscal year. This reduction was due primarily to the absence of Burlington Madison Yarn division sales of $20.7 million in this segment, lower volume of $25.2 million, partially offset by improved selling prices and mix of $11.7 million.

         SEGMENT INCOME: Total reportable segment income for the 1999 fiscal year was $95.4 million compared to $218.5 million for the 1998 fiscal year.
         PerformanceWear: Income of the PerformanceWear segment for the 1999 fiscal year was $18.4 million compared to $90.0 million recorded for the 1998 fiscal year. This decrease was due primarily to $40.3 million lower margins resulting from lower volume and inefficiencies associated with production levels, $16.9 million reduction due to price/mix, increased provisions for doubtful accounts of $2.0 million, and start-up costs of $11.0 million related to the Company's new Mexican operations, partially offset by lower raw material costs of $14.9 million and lower selling, general and administrative expenses of $3.9 million resulting from personnel reductions related to the 1999 restructuring. Also, PerformanceWear segment results include costs of $17.4 million associated with the apparel restructuring which have been charged to operations, including inventory losses on discontinued styles, relocation of employees and equipment and plant carrying and other costs. Segment results for 1999 include $9.4 million equity in income of the Company's textured yarn joint venture, compared to $11.3 million for 1998 which represents four months of the joint venture activity and eight months of the Burlington Madison Yarn textured business as a separate division.
         CasualWear: Income (loss) of the CasualWear segment for the 1999 fiscal year was $(2.9) million compared to $38.0 million recorded for the 1998 fiscal year. This decrease was due primarily to $22.7 million lower margins resulting from lower volume and inefficiencies associated with production levels and start-up costs of $8.9 million related to the Company's new Mexican operations, partially offset by lower selling, general and administrative expenses of $0.9 million resulting from personnel reductions related to the 1999 restructuring. Also, CasualWear segment results include costs of $9.4 million associated with the apparel restructuring, which have been charged to operations, including inventory losses on discontinued styles, relocation of employees and equipment and plant carrying and other costs. Segment results for 1999 include losses of $3.0 million related to joint venture activity, compared to joint venture losses of $1.2 million in 1998.
         Interior Furnishings: Income of the interior furnishings products segment for the 1999 fiscal year was $78.0 million compared to $88.0 million recorded for the 1998 fiscal year. This decrease was due primarily to lower volume and inefficiencies associated with lower production levels in the amount of $18.2 million, increased provisions for doubtful accounts of $1.8 million and increased selling expenses of $2.6 million, partially offset by lower raw material costs of $13.0 million.

         CORPORATE EXPENSES: General corporate expenses not included in segment results were $12.3 million for the 1999 fiscal year compared to $14.7 million in the 1998 fiscal year. The decrease from the prior year period is attributable mainly to lower compensation expense resulting from cost reductions and restructuring.

         OPERATING INCOME BEFORE INTEREST AND TAXES: Before the 1999 provision for restructuring, operating income before interest and taxes for the 1999 fiscal year was $58.9 million compared to $182.8 million for the 1998 fiscal year. After the 1999 provision for restructuring, operating loss before interest and taxes for the 1999 fiscal year was $3.2 million. Amortization of goodwill was $17.8 million and $18.1 million in the 1999 and 1998 fiscal years, respectively.

         INTEREST EXPENSE: Interest expense for the 1999 fiscal year was $58.4 million, or 3.5% of net sales, compared with $59.5 million, or 3.0% of net sales, in the 1998 fiscal year. The effect of higher borrowing levels in 1999 were offset by lower interest rates and the impact of the one extra week in the 1998 fiscal year.

         OTHER EXPENSE (INCOME): Other income for the 1999 fiscal year was $7.9 million consisting principally of $4.3 million in gains on the disposal of assets and interest income of $3.5 million. Other income for the 1998 fiscal year was $3.8 million consisting principally of interest income of $3.4 million and $0.5 million in gains on disposal of assets.

         INCOME TAX EXPENSE (BENEFIT): Income tax benefit of $(15.9) million was recorded for the 1999 fiscal year in comparison with income tax expense of $49.6 million for fiscal year 1998. Total income tax expense is different from the amounts obtained by applying statutory rates to the income before income taxes primarily as a result of amortization of nondeductible goodwill, which is partially offset by the favorable tax treatment of export sales through a foreign sales corporation.

         NET INCOME AND EARNINGS PER SHARE: Net income (loss) for the 1999 fiscal year was $(31.5) million, or $(0.57) per share (diluted), in comparison with $80.5 million, or $1.32 per share (diluted), for the 1998 fiscal year. Net loss for the 1999 fiscal year included a net charge of $(0.98) per share resulting from the 1999 restructuring provision and related run-out costs included in cost of sales.

Comparison of Fiscal Years ended October 3, 1998 and September 27, 1997

1997 Restructuring Plan

During the June 1997 quarter, the Company recorded a $12.1 million pre-tax provision for restructuring associated with reducing staff, consolidation of certain yarn facilities and exiting the residential carpet product line. The staff reduction included severance costs of $5.2 million related to 215 employees. The components of the yarn manufacturing restructuring charge included costs of $1.3 million for severance related to 286 employees, $2.2 million for divestitures of machinery and equipment, and $1.4 million for divestitures of real estate. Costs related to exiting the residential carpet product line included primarily $1.2 million for severance related to 70 employees. In addition, exiting the residential carpet product line resulted in an inventory write-down and other claims of $4.9 million included in cost of sales. Combining these charges, the restructuring activities resulted in a 1997 pre-tax charge of $17.0 million, $10.3 million after income taxes, or $0.17 per share. Net sales of the residential carpet product line were $38.7 million during the 1996 fiscal year, and net operating loss before interest, taxes and restructuring charges was $8.4 million during the same period. The Company has substantially completed all of the 1997 restructuring efforts with the exception of the divestitures of certain machinery and equipment and real estate. The carrying amount of such assets at October 2, 1999, included in the Fixed Assets caption on the balance sheet, is $8.8 million, and the Company does not anticipate any material adjustments to this amount. See Note B to the consolidated financial statements.

         NET SALES: Net sales for the 1998 fiscal year (a 53-week year) were $2,010.4 million, a decrease of 3.8% from the $2,090.7 million recorded in the 1997 fiscal year. Exports totaled $237 million and $239 million in the 1998 and 1997 fiscal years, respectively.
         PerformanceWear: Net sales for the PerformanceWear segment for the 1998 fiscal year were $852.3 million, 8.4% lower than net sales of $930.9 million for the 1997 fiscal year. This reduction was primarily due to 7.9% lower volume and the transfer of the textured yarn business to a joint venture in May 1998.
         CasualWear: Net sales for the CasualWear segment for the 1998 fiscal year were $342.1 million, compared to net sales of $340.4 million for the 1997 fiscal year. This increase was primarily due to 8.6% higher volume in the Denim business, partially offset by 34.7% lower volume in the Sportswear division.
         Interior Furnishings: Net sales of products for interior furnishings markets for the 1998 fiscal year were $792.2 million, compared to $790.6 million recorded in the 1997 fiscal year. The change in sales of the interior furnishings segment was mainly attributable to 4.5% increased volume in continuing operations which offset 0.9% lower price/mix and $25.9 million reductions due to the closure in 1997 of the residential carpet product line.

         SEGMENT INCOME: Total reportable segment income for the 1998 fiscal year was $218.5 million compared to $188.8 million for the 1997 fiscal year.
         PerformanceWear: Income of the PerformanceWear segment for the 1998 fiscal year was $90.0 million compared to $121.4 million recorded for the 1997 fiscal year. This decrease was due primarily to $40.1 million lower margins resulting from lower volume and inefficiencies associated with production levels, partially offset by $11.2 million of margin improvements due to price/mix.
         CasualWear: Income of the CasualWear segment for the 1998 fiscal year was $38.0 million compared to $13.8 million recorded for the 1997 fiscal year. This increase was due primarily to $14.0 million higher margins resulting from higher volume and production levels and lower raw material costs of $9.9 million.
         Interior Furnishings: Income of the interior furnishings products segment for the 1998 fiscal year was $88.0 million, compared to $51.1 million recorded in the 1997 fiscal year. This increase was mainly attributable to $20.5 million higher margins resulting from $18.1 million higher volume and $2.4 million better product mix, the absence of $10.1 million of losses related to the residential carpet product line, including inventory write-downs and other claims of $4.9 million, and the absence of a $3.8 million charge for closing a yarn spinning plant.

         CORPORATE EXPENSES: General corporate expenses not included in segment results were $14.7 million for the 1998 fiscal year compared to $14.8 million in the 1997 fiscal year.

         OPERATING INCOME BEFORE INTEREST AND TAXES: Operating income before interest and taxes for the 1998 fiscal year was $182.8 million compared to $143.6 million for the 1997 fiscal year. Before the 1997 provision for restructuring, the 1997 charge for exiting the residential carpet product line and the 1997 charge for closing a yarn spinning plant, operating income before interest and taxes for the 1997 fiscal year was $164.4 million. Amortization of goodwill was $18.1 million and $18.2 million in the 1998 and 1997 fiscal years, respectively.

         INTEREST EXPENSE: Interest expense for the 1998 fiscal year was $59.5 million, or 3.0% of net sales, compared with $60.1 million, or 2.9% of net sales in the 1997 fiscal year. The decrease is principally due to lower borrowing levels during 1998, partially offset by the inclusion of interest charges for a 53-week period in 1998 compared to a 52-week period for the 1997 fiscal year.

         OTHER EXPENSE (INCOME): Other income for the 1998 fiscal year was $3.8 million consisting principally of interest income of $3.4 million and $0.5 million in gains on disposal of assets. Other income for the 1997 fiscal year was $12.8 million consisting principally of $9.5 million in gains on the disposal of certain non-core operating assets and interest income of $3.0 million.

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

Liquidity and Capital Resources

During the 1999 fiscal year, the Company generated $66.7 million of cash from operating activities and $55.9 million from sales of assets, and had net borrowings of long- and short-term debt of $67.9 million. Cash was primarily used for capital expenditures and investment in joint ventures totaling $146.9 million, and $42.0 million for the purchase of treasury shares. Shares of Company common stock purchased are expected to be used during the next several years in part to satisfy Company obligations to contribute stock under its employee incentive plans and potential acquisitions, and will, accordingly, minimize further future cash outlays for such purposes. At October 2, 1999, total debt of the Company (consisting of current and non-current portions of long-term debt and short-term borrowings) was $881.4 million compared with $816.2 million at October 3, 1998.
         The Company's principal uses of funds during the next several years will be for capital investments (including the funding of acquisitions and participations in joint ventures), repayment and servicing of indebtedness and working capital needs. The Company intends to fund its financial needs principally from net cash provided by operating activities and, to the extent necessary, from funds provided by the credit facilities described below. The Company believes that these sources of funds will be adequate to meet the Company's foregoing needs.
         During the 1999 fiscal year, investment in capital expenditures and joint ventures totaled $146.9 million, compared to $147.7 million in the 1998 fiscal year and $99.3 million in the 1997 fiscal year. The Company anticipates that the level of capital expenditures and joint venture investments for fiscal year 2000 could total approximately $100 million to $120 million, principally for growth and modernization of U.S. and Mexican plants.
     In August 1997, the Company issued $150.0 million principal amount of 7.25% notes due August 1, 2027 ("Notes Due 2027"). Proceeds from the sale were used to prepay revolving loans under its bank credit agreement on the same date. The Notes Due 2027 will be redeemable as a whole or in part at the option of the Company at any time on or after August 2, 2007, and will also be redeemable at the option of the holders thereof on August 1, 2007 in amounts at 100% of their principal amount. In September 1995, the Company issued $150.0 million principal amount of 7.25% notes due September 15, 2005 ("Notes Due 2005"). The Notes Due 2005 are not redeemable prior to maturity. The Notes Due 2027 and the Notes Due 2005 are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of the Company.
     The Company has a $550.0 million unsecured revolving credit facility that expires in March 2001. At November 5, 1999, the Company had approximately $248.0 million in unused capacity under this facility. The Company also maintains $42.0 million in additional overnight borrowing availability under bank lines of credit.
         Loans under the bank credit agreement bear interest at either (i) floating rates generally payable quarterly based on an adjusted Eurodollar rate plus 0.40% or (ii) Eurodollar rates or fixed rates that may be offered from time to time by a Lender pursuant to a competitive bid request submitted by the Company, payable up to 360 days. In addition, the Company pays an annual facility fee of 0.225%. The interest rate and the facility fee are based on the Company's implied senior unsecured debt ratings. In the event that both of the Company's debt ratings improve, the interest rate and facility fees would be reduced. Conversely, deterioration in both of the Company's debt ratings would increase the interest rate and facility fees.
         The bank credit agreement imposes various limitations on the liquidity of the Company. The agreement requires the Company to maintain minimum interest coverage and maximum leverage ratios and a specified level of net worth. In addition, the agreement limits dividend payments, stock repurchases, leases, the incurring of additional indebtedness by consolidated subsidiaries, the creation of additional liens and the making of investments in non-U.S. persons, and restricts the Company's ability to enter into certain merger, liquidation or asset sale or purchase transactions.
         On November 23, 1998, the Company established a $105.0 million credit facility with a group of banks. On that date, $57.0 million of proceeds from the facility were used to repay loans under the Company's existing bank credit agreement. Additional proceeds from this facility will be used to finance the construction and working capital needs of the Company's Mexican subsidiaries related to the expansion projects in Mexico. The facility includes terms and covenants similar to the $550.0 million bank credit agreement, except that the outstanding balance on the third anniversary of the facility will convert to a two-year term loan payable semiannually in four equal installments. Loans under the new facility are made directly to a Mexican financing subsidiary of the Company and are guaranteed by the Company. At November 5, 1999, the Company had approximately $10.0 million in unused capacity under this facility.
         In December 1997, the Company established a five-year, $225.0 million Trade Receivables Financing Agreement ("Receivables Facility") with a bank. The amount of borrowings allowable under the Receivables Facility at any time is a function of the amount of then-outstanding eligible trade accounts receivable up to $225.0 million. Loans under the Receivables Facility bear interest, with terms up to 270 days, at the bank's commercial paper dealer rate plus 0.1875%. A commitment fee of 0.125% is charged on the unused portion of the Receivables Facility. At November 5, 1999, $164.3 million in borrowings under this facility with remaining maturities of up to 117 days was outstanding.

Risk Management

Interest Rate Risk

         Because the Company's obligations under the bank credit agreements and the receivables-backed financing programs bear interest at floating rates, the Company is sensitive to changes in prevailing interest rates. The Company uses derivative instruments to manage its long-term debt interest rate exposure, rather than for trading purposes. Interest rate movements also affect the value and returns on the Company's investment securities. A 10% increase or decrease in market interest rates that affect the Company's financial instruments would not have a material impact on earnings or cash flows during the next fiscal year, and would not materially affect the fair value of the company's financial instruments.

Foreign Currency Risk

         In order to reduce the risk of foreign currency exchange rate fluctuations, the Company follows a policy of hedging substantially all transactions denominated in a currency other than the functional currencies applicable to each of its various entities. The instruments used for hedging are readily marketable exchange-traded forward contracts with banks. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential impact on earnings, cash flows or fair value for such net currency position resulting from a 10% increase or decrease in foreign currency exchange rates on each individual currency would not be material.

Commodity Price Risk

         The Company uses many types of fiber, both natural and man-made, in the manufacture of its textile products. The Company believes that future price levels for all fibers will depend primarily upon supply and demand conditions, weather conditions, general inflation, domestic and foreign governmental regulations and agricultural programs, and prices of underlying raw materials such as petroleum. The Company manages its exposure to changes in commodity prices primarily through its procurement practices (foreign exchange contracts are utilized to offset the impact of currency fluctuations on wool purchases).
         The Company enters into contracts to purchase cotton under the Southern Mill Rules ratified and adopted by the American Textile Manufacturers Institute, Inc. and American Cotton Shippers Association. Under these contracts and rules, nonperformance by either the buyer or seller may result in a net cash settlement of the difference between the current market price of cotton and the contract price. If the Company decided to refuse delivery of its open firm commitment cotton contracts at October 2, 1999, and market prices of cotton decreased by 10%, the Company would be required to pay a net settlement provision of approximately $5.2 million. However, the Company has not utilized this net settlement provision in the past, and does not anticipate using it in the future.

Legal and Environmental Contingencies

The Company and its subsidiaries have sundry claims and other lawsuits pending against them and also have certain guarantees that were made in the ordinary course of business. The Company has made provisions in its financial statements for litigation based on the Company's assessment of the possible outcome of such litigation, including the possibility of settlement, and related legal fees and costs.
         Also, the Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, by the environmental agencies in several states and by private parties as potentially responsible parties ("PRPs") at 19 hazardous waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. With respect to certain of these sites, other persons have also been identified as potentially responsible parties, and in such circumstances the responsibility for cleanup and other remedial activities is typically shared among such parties based on an allocation formula. The Company is currently involved in remedial activities at three of these sites under federal laws. It is also involved in environmental cleanups at 16 other sites under state laws. The Company may also be liable for environmental contingencies at 25 other sites pursuant to contractual obligations resulting from divested property or with respect to environmental cleanups that may be identified in the future. The Company has established reserves in its financial statements for such environmental liabilities in the aggregate amount of $3.5 million at October 2, 1999, estimated to be paid primarily over the next five years. The provision for environmental liabilities is based on the Company's estimate of allocations of liability among potentially responsible parties (and the likelihood of contribution by such parties), information concerning the scope of contamination, estimated remediation costs, estimated transaction costs and other factors.
         It is not possible with certainty to determine the ultimate liability of the Company with respect to the matters described in the preceding paragraphs, but in the opinion of management their outcome should have no material adverse effect on the financial condition or results of operations of the Company.

Year 2000

As the turn of the century approaches, much attention has been given to a serious problem that exists in many computers and programs in use today, a problem that arose from the earliest days of computing when systems had very limited memory storage capacities. To save space and data entry time, only the last two digits of a year were used when performing date calculations and, consequently, these systems may not be able to properly recognize dates beginning with the year 2000. Many of these programs are still in use today throughout the world.
         Any date-reliant system is at risk. This includes information technology applications and embedded systems such as heating and ventilation, security, voice and data communications, ordering and supply, manufacturing and distribution, labeling, bar coding, billing and paying. For several years the Company has conducted a company-wide effort to prepare its computer systems and applications to recognize dates later than December 31, 1999 in order to continue to function properly. The Company has modified a significant portion of its computer software to handle the Year 2000 problem. The Company has substantially completed this portion of its project.
         The Company also is dependent upon the successful efforts of its customers and suppliers of goods, services and essential utilities to modify their software and could be affected by the failure of one or more of these efforts. The Company has communicated with most of its major suppliers and customers and is following up with others. Efforts include the collection and evaluation of voluntary representations made or provided by those parties together with independent research. The goal of all these efforts is to reduce business risk and avoid interruption of service. Although the Company will continue to take reasonable care to gather information about external parties, such information is not always provided voluntarily, is not otherwise available, or may not be reliable.
         Contingency plans and recovery procedures for Year 2000 problems have been completed dealing with potential problems ranging from systems failure to failure of a utility or a supplier. Although the Company expects its critical systems to be compliant, there can be no assurances that the Company identifies all susceptible systems and will not be adversely affected by the failure of an external party to adequately address the Year 2000 problem. A most reasonable likely worst case scenario might be loss of electrical power to one or more of the Company's significant manufacturing or information technology systems causing a delay or curtailment in the production and/or distribution of goods, a delay or curtailment in the billing and collection of revenues, an inability to maintain accounting records accurately, and/or an inability to manage its financial resources, potentially causing a material impact on the Company's results of operations and financial position. In case of power failure at the Company's headquarters, which includes the data center, there will be a switch to its diesel power generator systems. A full supply of diesel fuel will be maintained from December 1, 1999 forward. In case of an extended power failure at one or more of the Company's manufacturing facilities, production may be shifted, to the extent capacity is available, to a similar facility in another area not impacted by power interruption.
         The Company recognizes the potential widespread impact of Year 2000 in its systems and manufacturing facilities and is working toward compliance of all software and office and manufacturing equipment, environmental systems, telecommunications, utilities, safety and monitoring equipment and systems. Total costs for addressing the Year 2000 issue are currently estimated to reach approximately $15.5 million. These costs are expensed as incurred and are being funded with cash from operations. As of October 2, 1999, the Company had spent $15.1 million on the project since its inception. The Company views Year 2000 as a company-wide business issue of the highest priority. The Company is engaged in extensive efforts to provide a continuous, uninterrupted flow of goods and services to customers.

Conversion to the Euro Currency

         Various member countries of the European Union in which the Company conducts its business adopted the Euro as their single currency on January 1, 1999. National currencies will continue to exist as legal tender and may continue to be used in commercial transactions through January 1, 2002, at which time Euro notes and coins will be issued. By July 2002, the respective national currencies will be withdrawn. During this transition period, permanent rates of exchange between the members' national currency and the Euro will be established and banking, finance and foreign exchange markets will convert to the Euro. The Euro conversion has not impacted the Company, and the Company does not expect the conversion to have a material adverse effect on its financial condition or results of operations.

New Accounting Pronouncement

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was required to be adopted in fiscal years beginning after June 15, 1999. In July, the FASB issued SFAS No. 137, which delayed the effective date of SFAS No. 133 for one year. Under the statement, all derivatives will be required to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. See Note A to the consolidated financial statements. The Company has not yet determined what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

Forward-Looking Statements

     With the exception of historical information, the statements contained in Management's Discussion and Analysis of Results of Operations and Financial Condition and in other parts of this report include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These statements represent management's current expectations or beliefs as to the future and are subject to risks and uncertainties that could affect the Company's actual future results and that could cause those results to differ materially from the expectations or beliefs expressed in the forward-looking statements. Such risks and uncertainties include, but are not limited to: the outlook for global economic activity and its impact upon the Company's businesses; the demand for textile products; the possible imbalances between consumer demand and inventories of the Company's customers; the Company's relationships with its principal customers and suppliers, including its and their success in addressing the Year 2000 computer problem; cost and availability of raw materials and labor; the success of the Company's value-added product strategy; the Company's strategic plans to expand its global sourcing capabilities, which include the delivery of garment packages; the Company's ability to finance its capital expansion and modernization programs (including the terms of the renewal of its revolving credit facility which expires in March 2001), and the level of the Company's indebtedness and the exposure to interest rate fluctuations; governmental legislation and regulatory changes that impose higher costs, or greater restrictions, on the Company's operations and that alter the existing regulation of international trade; and the long-term implications of the current development of regional trade blocs and the effect of the anticipated elimination of quotas and lowering of tariffs under the GATT trade regime by 2005 or as a result of the Seattle round of GATT trade discussions commencing in December 1999. Other risks and uncertainties may also be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF OPERATIONS
BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

For the 52 weeks ended October 2, 1999, the 53 weeks ended October 3, 1998 and the 52 weeks ended September 27, 1997

(Amounts in thousands, except for per share amounts)

                                            1999         1998          1997
                                        ------------ ------------  ------------

Net sales                               $  1,651,689 $  2,010,414  $  2,090,683
Cost of sales                              1,426,311    1,659,485     1,758,698
                                        ------------ ------------  ------------
Gross profit                                 225,378      350,929       331,985
Selling, general and administrative
 expenses                                    143,171      148,383       154,648
Provision for doubtful accounts                5,482        1,677         3,478
Amortization of goodwill                      17,810       18,100        18,158
Provision for restructuring                   62,069            0        12,058
                                        ------------ ------------  ------------
Operating income (loss)
 before interest and taxes                    (3,154)     182,769       143,643
                                              58,420       59,544        60,062
Equity in income of joint ventures            (6,357)      (2,980)            0
Other expense (income) - net                  (7,868)      (3,807)      (12,790)
                                        ------------ ------------  ------------
Income (loss) before income taxes            (47,349)     130,012        96,371
Income tax expense (benefit):
  Current                                      4,163       38,681        33,048
  Deferred                                   (20,018)      10,879         4,625
                                        ------------ ------------  ------------
    Total income tax (expense) benefit       (15,855)      49,560        37,673
                                        ------------ ------------  ------------
Net income (loss)                       $    (31,494) $    80,452   $    58,698
                                        ============ ============  ============


Net income per common share:
  Basic earnings (loss) per share       $      (0.57) $      1.33   $      0.96
  Diluted earnings (loss) per share     $      (0.57) $      1.32   $      0.95


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

As of October 2, 1999 and October 3, 1998

(Amounts in thousands)
                                                     1999          1998
                                                -------------  -----------
ASSETS
Current assets:
Cash and cash equivalents                       $     17,402   $    16,222
Short-term investments                                18,307        12,729
Customer accounts receivable after deductions
  of $18,258 and $20,864 for the
  respective dates for doubtful accounts,
  discounts, returns and allowances                  251,781       288,806
Sundry notes and accounts receivable                  23,444        15,810
Inventories                                          317,554       322,548
Prepaid expenses                                       5,371         3,198
                                                -------------  -----------
    Total current assets                             633,859       659,313
Fixed assets, at cost:
Land and land improvements                            31,807        39,374
Buildings                                            419,569       442,828
Machinery, fixtures and equipment                    644,765       636,439
                                                -------------  -----------
                                                   1,096,141     1,118,641
Less accumulated depreciation and amortization       454,909       475,885
                                                -------------  -----------
    Fixed assets - net                               641,232       642,756
Other assets:
Investments and receivables                           68,103        61,455
Intangibles and deferred charges                      40,452        35,211
Excess of purchase cost over net assets acquired     492,629       514,152
                                                -------------  -----------
    Total other assets                               601,184       610,818
                                                -------------  -----------
                                                $  1,876,275   $ 1,912,887
                                                =============  ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings                           $          0   $    14,200
Long-term debt due currently                             470           470
Accounts payable - trade                              80,176        87,999
Sundry payables and accrued expenses                  79,612        73,995
Income taxes payable                                   1,166         6,440
Deferred income taxes                                 40,171        44,576
                                                -------------  -----------
      Total current liabilities                      201,595       227,680
Long-term liabilities:
Long-term debt                                       880,957       801,486
Other                                                 57,657        59,052
                                                -------------  -----------
     Total long-term liabilities                     938,614       860,538
Deferred income taxes                                106,817       124,448
Shareholders' equity:
Common stock issued (Note H)                             684           684
Capital in excess of par value                       884,347       884,685
Accumulated deficit                                  (85,343)      (53,849)
Accumulated other comprehensive income (loss)        (14,658)      (17,357)
Cost of common stock held in treasury               (155,781)     (113,942)
                                                -------------  -----------
     Total shareholders' equity                      629,249       700,221
                                                -------------  -----------
                                                 $ 1,876,275   $ 1,912,887
                                                =============  ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

For the 52 weeks ended  September  27, 1997,  the 53 weeks ended October 3, 1998 and the 52 weeks ended October 2, 1999

(Amounts in thousands)


                                                                     Accumulated
                                          Capital in                    other        Treasury
                                 Common   excess of   Accumulated    comprehensive    shares,
                                 Stock    par value     deficit      income (loss)   at cost       Total
                               --------- -----------  -------------  -------------- ------------ -----------
Balance September 28, 1996     $     684  $  885,185  $   (192,999)  $      (9,263) $   (67,687) $   615,920
Net income for the period                                   58,698                                    58,698
Translation adjustments                                                       (948)                     (948)
                                                                                                   ---------
Comprehensive income                                                                                  57,750
Purchase of treasury stock                                                              (53,419)     (53,419)
Issuance of treasury stock                    (4,613)                                     8,890        4,277
Awards issued under Equity
   Incentive Plans                             2,082                                                   2,082
Amortization of unearned
    compensation                                 176                                                     176
Exercise of stock options                       (224)                                     3,933        3,709
Tax benefit on stock options                     231                                                     231
                               --------- ----------- -------------  -------------- ------------ ------------
Balance September 27, 1997           684     882,837      (134,301)        (10,211)    (108,283)     630,726
Net income for the period                                   80,452                                    80,452
Translation adjustments                                                     (7,146)                   (7,146)
                                                                                                   ---------
Comprehensive income                                                                                  73,306
Purchase of treasury stock                                                              (38,747)     (38,747)
Issuance of treasury stock                    (2,285)                                     2,436          151
Amortization of unearned
    compensation                                 125                                                     125
Exercise of stock options                     (1,254)                                    25,746       24,492
Conversion of note                             1,199                                      4,906        6,105
Tax benefit on stock options                   4,063                                                   4,063
                               --------- ----------- -------------  -------------- ------------ ------------
Balance October 3, 1998              684     884,685       (53,849)        (17,357)    (113,942)     700,221
Net loss for the period                                    (31,494)                                  (31,494)
Translation adjustments                                                      1,084                     1,084
Unrealized gain on securities
 (net of income taxes of $870)                                               1,615                     1,615
                                                                                                   ---------
Comprehensive income (loss)                                                                          (28,795)
Purchase of treasury stock                                                              (41,994)     (41,994)
Issuance of treasury stock                      (378)                                       155         (223)
Amortization of unearned
    compensation                                  40                                                      40
                               --------- ----------- -------------  -------------- ------------ ------------
Balance October 2, 1999        $     684  $  884,347  $    (85,343)  $     (14,658) $  (155,781) $   629,249
                               ========= =========== =============  ============== ============ ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

For the 52 weeks ended October 2, 1999, the 53 weeks ended October 3, 1998 and the 52 weeks ended September 27, 1997

(Amounts in thousands)
                                                 1999       1998        1997
                                              ---------- ---------- -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                             $  (31,494)$   80,452 $    58,698
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
   Depreciation and amortization
    of fixed assets                               64,757     68,375      66,742
   Provision for doubtful accounts                 5,482      1,677       3,478
   Amortization of intangibles and
    deferred debt expense                         18,170     18,455      18,600
   Equity in loss of joint ventures                3,052          0           0
   Deferred income taxes                         (20,018)    10,879       4,625
   Gain on disposal of assets                     (4,328)      (512)    (11,821)
   Provision for restructuring                    62,069          0      12,058
   Changes in assets and liabilities:
      Customer accounts receivable - net          31,543     40,974       6,400
      Sundry notes and accounts receivable        (7,634)    (7,114)       (154)
      Inventories                                 (5,560)   (14,877)     11,478
      Prepaid expenses                            (2,288)      (479)        120
      Accounts payable and accrued expenses      (29,174)   (39,577)     (3,404)
   Change in income taxes payable                    726     (5,903)      1,821
   Other                                         (18,577)   (14,969)     (2,361)
                                              ---------- ---------- -----------
        Total adjustments                         98,220     56,929     107,582
                                              ---------- ---------- -----------
Net cash provided by operating activities         66,726    137,381     166,280
                                              ---------- ---------- -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                          (141,539)   (140,333)   (96,500)
  Proceeds from sales of assets                   55,884     10,559      20,672
  Investment in joint ventures                    (5,366)    (7,375)     (2,750)
  Change in investments                             (451)      (233)     (2,817)
                                              ---------- ---------- -----------
Net cash used by investing activities            (91,472)   (137,382)   (81,395)
                                              ---------- ---------- -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in short-term borrowings            (14,200)    14,200           0
  Repayments of long-term debt                   (36,880)   (217,606)  (200,472)
  Proceeds from issuance of long-term debt       119,000    216,021     167,768
  Proceeds from exercise of stock options              0     24,492       3,709
  Purchase of treasury stock                     (41,994)   (38,747)    (53,419)
                                              ---------- ---------- -----------
Net cash provided (used) by
 financing activities                             25,926     (1,640)    (82,414)
                                              ---------- ---------- -----------
Net change in cash and cash equivalents            1,180     (1,641)      2,471
Cash and cash equivalents at
 beginning of period                              16,222     17,863      15,392
                                              ---------- ---------- -----------
Cash and cash equivalents at end of period    $   17,402 $   16,222 $    17,863
                                              ========== ========== ===========

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Burlington Industries, Inc. and Subsidiary Companies


Note A - Summary of Significant Accounting Policies

Consolidation: The consolidated financial statements include the accounts of the Company and all its subsidiaries. The accounts of foreign subsidiaries have been included on the basis of fiscal periods ended no more than three months prior to the dates of the consolidated balance sheets. Investments in affiliates in which the Company owns 20 to 50 percent of the voting stock are generally accounted for using the equity method. The Company has an ownership interest in an affiliated limited liability company of approximately 15 percent that is accounted for using the equity method because the Company has significant influence over the operations of the entity, including control of 40 percent of the Board and certain additional rights that require unanimous votes to pass. All significant intercompany accounts and transactions have been eliminated.

Cash equivalents: Cash and cash equivalents include time deposits and other short-term investments with an original maturity of three months or less.

Investments: The Company classifies all of its investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a component of shareholders' equity in comprehensive income (loss), net of income taxes. Investments available for current operations are classified in the consolidated balance sheet as current assets; investments held for long-term purposes are classified as noncurrent assets. Interest income and realized gains and losses on securities are included in "Other expense (income) - net" in the consolidated statements of operations. The cost of securities sold is based on the specific identification method.

Inventories: Inventories are valued at the lower of cost or market. Cost of substantially all components of textile inventories in the United States is determined using the dollar value Last-in, First-out (LIFO) method. All other inventories are valued principally at average cost.

Fixed assets: Depreciation and amortization of fixed assets is calculated over the estimated useful lives of the related assets principally using the straight-line method: 15 to 20 years for land improvements, 15 to 50 years for buildings and 5 to 15 years for machinery, fixtures and equipment.

Excess of purchase cost over net assets acquired: The excess of purchase cost over net assets acquired is amortized as goodwill using the straight-line method over not more than 40 years. The accumulated amortization of goodwill was $217,654,000 and $199,844,000 at October 2, 1999 and October 3, 1998,
respectively. In connection with the transfer of certain assets of the Burlington Madison Yarn division to a joint venture in fiscal year 1998 and the sale of the remaining assets in fiscal year 1999, excess of purchase cost over net assets acquired was reduced by $6.7 million and $3.7 million in 1998 and 1999, respectively.

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

Revenue recognition: Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.

Research expenditures: Expenditures for research and development are expensed as incurred. Total expenditures for research and development aggregated $12,090,000, $14,934,000 and $11,841,000 in the 1999, 1998 and 1997 fiscal years, respectively.

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

Other: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was required to be adopted in fiscal years beginning after June 15, 1999. In July, the FASB issued SFAS No. 137, which delayed the effective date of SFAS No. 133 for one year. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt the new statement effective October 1, 2000. Under the statement, all derivatives will be required to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Under the statement, any ineffective portion of a derivative's change in fair value must be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

Note B - Restructuring Activities

In June 1996, the Company announced its plan to close the Knitted Fabrics division, which resulted in a $29.9 million pre-tax charge in the 1996 fiscal year. In addition, the closing resulted in an inventory write-down of $3.7 million included in cost of sales. Combining these charges, the closing of the division resulted in a pre-tax charge of $33.6 million, $20.3 million after income taxes, or $0.33 per share. Production of the Knitted Fabrics division was phased out during September and October 1996. The components of the 1996 charge include costs of $12.7 million for severance and other benefits related to approximately 1,150 employees, $8.3 million for divestitures of machinery and equipment, $8.0 million for divestitures of real estate, and $0.8 million for cancellation of leases. Net sales of the Knitted Fabrics division were $108.2 million during the 1996 fiscal year, and net operating loss before interest, taxes and restructuring charges was $17.2 million during the same period.

During the June 1997 quarter, the Company recorded a $12.1 million pre-tax provision for restructuring associated with reducing staff, consolidation of certain yarn facilities and exiting the residential carpet product line. The staff reduction included severance costs of $5.2 million related to 215 employees. The components of the yarn manufacturing restructuring charge included costs of $1.3 million for severance related to 286 employees, $2.2 million for divestitures of machinery and equipment, and $1.4 million for divestitures of real estate. Costs related to exiting the residential carpet product line included primarily $1.2 million for severance related to 70 employees. In addition, exiting the residential carpet product line resulted in an inventory write-down and other claims of $4.9 million included in cost of sales. Combining these charges, the restructuring activities resulted in a 1997 pre-tax charge of $17.0 million, $10.3 million after income taxes, or $0.17 per share. Net sales of the residential carpet product line were $38.7 million during the 1996 fiscal year, and net operating loss before interest, taxes and restructuring charges was $8.4 million during the same period.

The Company has substantially completed all of the 1997 and 1996 restructuring efforts with the exception of the divestitures of certain machinery and equipment and real estate. The severance adjustment during fiscal year 1997 was substantially offset by higher than expected losses on dispositions of equipment. The carrying amount of such assets at October 2, 1999, included in the Fixed Assets caption on the balance sheet, is $8.8 million, and the Company does not anticipate any material adjustments to this amount.

Following is a summary of activity in the 1997 and 1996 restructuring reserves (in millions):

                                                                  Lease
                                                              Cancellations
                                                 Severance      and Other
                                                  Benefits      Exit Costs
                                                 ---------    -------------
         June 1996 restructuring charge........   $ 12.7         $ 0.8
         Payments..............................     (5.1)            -
                                                  ------         -----
         Balance at September 28, 1996.........      7.6           0.8
         June 1997 restructuring charge........      7.7           0.8
         Payments..............................     (7.6)         (0.6)
         Adjustments...........................     (1.4)            -
                                                   -----         -----
         Balance at September 27, 1997.........      6.3           1.0
         Payments..............................     (5.3)         (0.5)
                                                   ------        -----
         Balance at October 3, 1998............      1.0           0.5
         Payments..............................     (1.0)         (0.3)
         Adjustments...........................        -          (0.2)
                                                   -----         -----
         Balance at October 2, 1999............   $    -         $   -
                                                  ======         =====

During the March quarter of 1999, the Company implemented a comprehensive reorganization plan primarily related to its apparel fabrics business. The apparel fabrics operations had been running at less than full capacity during the preceding 9-12 month period, anticipating that the surge of low-priced garment imports from Asia might only be the temporary result of the Asian financial crisis. The Company views this situation to be more permanent in nature and therefore decided to reduce its U.S. manufacturing capacity accordingly and utilize only its most modern facilities to be competitive. The major elements of the plan include:

         (1) The combination of two businesses that had complementary product lines and serve many of the same customers. The merger of the two--Burlington Klopman Fabrics and Burlington Tailored Fashions--created an organization with an improved cost structure, called Burlington PerformanceWear. Also, Burlington Global Denim and a portion of the former Sportswear division have been combined to form Burlington CasualWear.

         (2) The reduction of U.S. apparel fabrics capacity by approximately 25 percent and the reorganization of manufacturing assets, including overhead reductions throughout the Company. Seven plants have been or will be closed or sold by the dates indicated: one department in Raeford, North Carolina and one plant in Forest City, North Carolina were closed in the March quarter; three plants in North Carolina located in Cramerton (sold in April 1999), Mooresville, and Statesville were closed during the June quarter and one plant in Hillsville, Virginia was sold in June 1999; one plant in Bishopville, South Carolina and one plant located in Oxford, North Carolina are being closed in phases to be completed during the March quarter 2000.

         (3) The plan will result in the reduction of approximately 2,900 employees, with severance benefit payments to be paid over periods of up to 12 months from the termination date depending on the employee's length of service (reduction of approximately 2,200 employees as of October 2, 1999).

The cost of the reorganization was reflected in a restructuring charge, before income taxes, of $62.1 million ($58.5 million applicable to the apparel fabrics business) recorded in the second fiscal quarter ended April 3, 1999, as adjusted by $3.2 million in the fourth quarter of 1999. The components of the 1999 restructuring charge included the establishment of a $19.0 million reserve for severance benefit payments, write-down of pension assets of $3.2 million for curtailment and settlement losses, write-downs for impairment of $37.7 million related to fixed assets resulting from the restructuring and a reserve of $2.2 million for lease cancellations and other exit costs expected to be paid through September 2001. Assets that have been sold, or are held for sale at October 2, 1999 and are no longer in use, were written down to their estimated fair values less costs of sale. These assets continue to be included in the Fixed Assets caption on the balance sheet in the amount of $14.5 million. Assets at Bishopville and Oxford remaining in use and considered impaired based on estimated future cash flows were written down by $2.7 million to their estimated fair value of $3.5 million. The impaired assets continue to be depreciated while in use. Cash costs of the reorganization are expected to be substantially offset by cash receipts from asset sales and lower working capital needs.

Other expenses related to the 1999 restructuring (including losses on inventories of discontinued styles, relocation of employees and equipment, and plant carrying and other costs) of approximately $33.0 million, before income taxes, will be charged to operations as incurred. Through October 2, 1999, $27.1 million of such costs have been incurred and charged to operations, consisting primarily of inventory losses and plant carrying costs.

Following is a summary of activity in the related 1999 restructuring reserves (in millions):
                                                                 Lease
                                                             Cancellations
                                                 Severance     and Other
                                                 Benefits      Exit Costs
                                                 ---------   -------------
         March 1999 restructuring charge.......   $ 20.1         $ 2.2
         Payments..............................     (1.5)         (0.2)
                                                  ------         -----
         Balance at April 3, 1999..............     18.6           2.0
         Payments..............................     (5.7)         (0.2)
                                                  ------         -----
         Balance at July 3, 1999...............     12.9           1.8
         Payments..............................     (3.6)         (0.1)
         Adjustments...........................     (1.1)            -
                                                  ------         -----
         Balance at October 2, 1999............   $  8.2         $ 1.7
                                                  ======         =====

The Company, through its Real Estate and Purchasing departments, is actively marketing the affected real estate and equipment currently available for sale or to be available upon cessation of operations. The active plan to sell the assets includes the preparation of a detailed property marketing package to be used in working with real estate and used equipment brokers and other channels, including other textile companies, the local Chamber of Commerce and Economic Development and the State Economic Development Department. The Company anticipates that the divestitures of real estate and equipment will be completed within 12 to 18 months from the date of closing. However, the actual timing of the disposition of these properties may vary due to their locations and market conditions.

Note C - Investments

The Company's investments in marketable securities at October 2, 1999 consisted of U.S. municipal bonds due after five years through ten years, international bond funds, equity securities and money market funds with an amortized cost basis of $20.3 million, $3.7 million, $4.4 million and $8.3 million, respectively. The aggregate estimated fair value was $39.2 million, including gross unrealized gains of $2.8 million and gross unrealized losses of $0.3 million. The Company's investments in marketable securities at October 3, 1998 consisted of U.S. municipal bonds due after five years through ten years, international bond funds, equity securities and money market funds with an amortized cost basis of $20.4 million, $3.7 million, $4.5 million and $6.6 million, respectively. The aggregate estimated fair value approximated amortized cost at October 3, 1998. Proceeds from sales of available-for-sale securities were $19.8 million and $20.2 million during the 1999 and 1998 fiscal years, respectively, and gross purchases were $20.7 million and $24.4 million, respectively. Gross gains (losses) realized on these sales in fiscal year 1999 and 1998 were not significant. Approximately $23.3 million of marketable securities are required to be maintained in conjunction with insurance programs.

The following is combined summarized unaudited financial information of the Company's investments in affiliates that are accounted for on the equity method (in millions):
                                                1999         1998         1997
                                              --------     --------     --------

   Earnings data:
         Revenue.............................  $ 453.5      $ 194.2      $   -
         Gross profit........................     27.6         13.1          -
         Net income (loss)...................      0.9          3.5          -
   Balance sheet data:
         Current assets......................  $ 102.2      $  68.8
         Noncurrent assets...................    221.0        228.5
         Current liabilities.................     38.2         12.5
         Noncurrent liabilities..............     37.2         19.6

The earnings data above includes the earnings recorded by the Company's textured yarn joint venture combined with the results of other affiliates reporting losses. Under the terms of the textured yarn joint venture agreement, the Company is entitled to receive the first $9.4 million of earnings for the first five years of operations. Subsequent to this five-year period, earnings are to be allocated based on ownership percentages. The Company purchased raw materials in the amount of $42.1 million from these affiliates during the 1999 fiscal year.

Note D - Inventories

Inventories are summarized as follows (in thousands):
                                                             1999         1998
                                                          ---------   ---------
    Inventories at average cost:
        Raw materials................................     $  34,468   $  40,594
        Stock in process.............................        88,042      98,922
        Produced goods...............................       207,804     204,169
        Dyes, chemicals and supplies.................        21,269      22,358
                                                          ---------   ---------
                                                            351,583     366,043
        Less excess of average cost over LIFO........        34,029      43,495
                                                          ---------   ---------
            Total....................................     $ 317,554   $ 322,548
                                                          =========   =========

Inventories valued using the LIFO method comprised approximately 90% and 91% of consolidated inventories at October 2, 1999 and October 3, 1998, respectively. Liquidation of prior years' LIFO inventory layers in the 1999 fiscal year did not materially affect cost of sales in that period.

Note E - Sundry Payables and Accrued Expenses

Sundry payables and accrued expenses consisted of the following (in thousands):

                                                             1999        1998
                                                          ---------   ---------
     Sundry accounts payable.........................     $   3,880   $   3,346
     Accrued expenses:
         Payroll and employee benefits...............        48,891      44,264
         Taxes, other than income taxes..............         8,735       8,648
         Interest....................................         4,413       6,078
         Other.......................................        13,693      11,659
                                                          ---------   ---------
             Total...................................     $  79,612   $  73,995
                                                          =========   =========

Note F - Long-term Debt

Long-term debt consisted of the following (in thousands):
                                                             1999         1998
                                                          ----------  ----------
  1995 Bank Credit Agreement...........................   $  319,000  $  294,000
  1998 Bank Credit Agreement...........................       94,000           -
  Receivables Facility.................................      165,157     204,058
  Senior Debentures due 2005...........................      149,931     149,921
  Senior Debentures due 2027...........................      149,299     149,208
  Other indebtedness with various rates and maturities.        4,040       4,769
                                                          ----------  ----------
                                                             881,427     801,956
  Less long-term debt due currently....................          470         470
                                                          ----------  ----------
    Total..............................................   $  880,957  $  801,486
                                                          ==========  ==========

Bank Financing: The Company has an unsecured credit agreement ("1995 Bank Credit Agreement"), consisting of a $550.0 million Revolving Credit Facility with a final maturity on March 31, 2001. The Agreement provides for the issuance of letters of credit by the fronting bank in an outstanding aggregate face amount not to exceed $75.0 million, provided that at no time shall the aggregate principal amount of Revolving Loans, together with the aggregate face amount of such letters of credit issued, exceed $550.0 million. At October 2, 1999, letters of credit outstanding issued by the fronting bank were approximately $3.7 million, and the unused portion of the revolving facility commitment was approximately $227.3 million. Additional overnight borrowings up to $42.0 million are also available under bank lines of credit.

Loans under the 1995 Bank Credit Agreement bear interest at either (i) floating rates generally payable quarterly based on the Adjusted Eurodollar Rate plus 0.40% or (ii) Eurodollar rates or fixed rates that may be offered from time to time by a Lender pursuant to a competitive bid request submitted by the Company, payable up to 360 days. In addition, the Company pays an annual facility fee of 0.225%. The interest rate and the facility fee are based on the Company's implied senior unsecured debt ratings. In the event that both of the Company's debt ratings improve, the interest rate and facility fees would be reduced. Conversely, deterioration in both of the Company's debt ratings would increase the interest rate and facility fees. At October 2, 1999, the average interest rate under this agreement was 5.84%.

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

In November, 1998, the Company established a $105 million credit facility with a group of banks ("1998 Bank Credit Agreement"). On that date, $57 million of proceeds from the new agreement were used to repay loans under the 1995 Bank Credit Agreement. Additional proceeds from this facility will be used to finance the construction and working capital needs of the Company's Mexican subsidiaries related to expansion projects in Mexico. The facility includes terms and covenants similar to the 1995 Bank Credit Agreement, except that the outstanding balance on the third anniversary of the facility will convert to a two-year term loan payable semiannually in four equal installments. At October 2, 1999, the average interest rate under this agreement was 6.52%. Loans under the 1998 Bank Credit Agreement are made directly to a Mexican financing subsidiary of the Company and are guaranteed by the Company.

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

Senior Debentures: In August 1997, the Company issued, through a public offering, $150.0 million principal amount of 7.25% unsecured senior debentures due August 1, 2027 ("Senior Debentures Due 2027"). The securities were issued under an indenture (the "Indenture") dated as of September 1, 1995 pursuant to a shelf registration filed with the Securities and Exchange Commission, under which $100.0 million of debt securities may still be issued. The Indenture contains covenants limiting certain liens and sale and leaseback transactions. The Senior Debentures Due 2027 were issued at a discount to yield 7.335%. Interest on the Senior Debentures Due 2027 is payable semiannually on February 1 and August 1. The Senior Debentures Due 2027 will be redeemable as a whole or in part at the option of the Company at any time on or after August 2, 2007 at a price equal to the greater of 100% of the principal amount redeemed or the sum of the present values of the remaining scheduled payments of principal and interest thereon. The Senior Debentures Due 2027 will also be redeemable at the option of the holders thereof on August 1, 2007 in amounts at 100% of their principal amount.

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

Maturities: As of October 2, 1999, aggregate annual maturities of long-term debt for the next five years are $0.5 million in 2000, $319.5 million in 2001, $0.0 million in 2002, $165.2 million in 2003 and $94.0 million in 2004.

See Note P for information on financial instruments utilized to manage interest rate exposure.

Note G - Leases

Minimum commitments for rental expenditures under noncancellable operating leases are as follows (in thousands):

          2000.............................................    $ 15,695
          2001.............................................      10,615
          2002.............................................       6,887
          2003.............................................       4,323
          2004.............................................       2,235
          Later years......................................       5,438
                                                               --------
                Total minimum lease payments...............    $ 45,193
                                                               =========

Approximately 27% of the operating leases pertain to real estate. The remainder covers a variety of machinery and equipment. Certain operating leases, principally for office facilities, contain escalation clauses for increases in operating costs, property taxes and insurance. For the 1999, 1998 and 1997 fiscal years, rental expense for all operating leases was $22,038,000, $20,384,000, and $19,751,000, respectively. Sublease income was not material in any of these years.

Note H - Shareholders' Equity

Shares of the Company's voting and nonvoting common stock, par value $.01 per share, authorized, issued and outstanding at October 2, 1999 and October 3, 1998, respectively, were as follows:

                                       Shares          Shares           Shares
   October 2, 1999                   Authorized        Issued        Outstanding
   ---------------                  -----------      ----------      -----------
   Common Stock..................   200,000,000      67,939,148      51,611,431
   Nonvoting Common Stock........    15,000,000         454,301         454,301
                                    -----------      ----------      ----------
                                    215,000,000      68,393,449      52,065,732
                                    ===========      ==========      ==========

                                       Shares          Shares           Shares
   October 3, 1998                   Authorized        Issued        Outstanding
   ---------------                  -----------      ----------      -----------
   Common Stock..................   200,000,000      67,689,148       57,687,155
   Nonvoting Common Stock........    15,000,000         704,301          704,301
                                    -----------      ----------      -----------
                                    215,000,000      68,393,449       58,391,456
                                    ===========      ==========      ===========

All shares have similar rights and privileges except for voting rights. Holders of Nonvoting Common Stock are entitled, subject to certain limitations, to exchange such shares for Common Stock.

On October 2, 1999 and October 3, 1998, the Company had 30,000,000 shares of preferred stock authorized, par value $.01 per share, none of which were issued and outstanding. On December 3, 1997, the Board of Directors of the Company approved the adoption of a Stockholder Rights Plan. Under the Stockholder Rights Plan, Preferred Stock Purchase Rights were distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on December 15, 1997. Each Right will entitle a stockholder to a Unit consisting of a portion of a newly issued share of Junior Participating Preferred Stock of the Company, at an exercise price of $50.00 per Unit, subject to adjustment from time to time to prevent dilution. The Rights will not initially be exercisable. The Rights will become exercisable only if another person acquires beneficial ownership of 15 percent or more of the Company's voting Common Stock or commences a tender offer that would result in such person beneficially owning 15 percent or more of the Company's voting Common Stock. If any person becomes the beneficial owner of 15 percent or more of the Company's voting Common Stock, or if a holder of 15 percent or more of the Company's voting Common Stock engages in certain other acquisition transactions, then each outstanding Right (other than Rights owned by such 15 percent stockholder) will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Junior Participating Preferred Stock having a market value equal to twice the then-current exercise price. The Rights expire on December 4, 2007, unless earlier redeemed. The Company may generally redeem the Rights at $.01 per right at any time until the tenth day following public announcement that a person has acquired 15 percent or more of the Company's voting Common Stock.

During the 1999 fiscal year, the Company exchanged 250,000 shares of Nonvoting Common Stock for voting Common Stock. During the 1999 fiscal year, outstanding shares also changed due to (i) the purchase of 6,339,503 additional shares of treasury stock and (ii) the issuance of 13,779 shares of treasury stock to settle Performance Unit awards (see Note Q).

The components of accumulated other comprehensive income (loss), net of related tax, at October 2, 1999 and October 3, 1998 are as follows (in thousands):

                                                         1999         1998
                                                       --------     ---------
  Foreign currency translation adjustments........     $(16,273)    $(17,357)
  Unrealized gains (losses) on securities.........        1,615            -
                                                       --------     ---------
                                                       $(14,658)    $(17,357)

Note I - Other Expense (Income) - Net

Other expense (income) - net consisted of the following (in thousands):

                                              1999         1998         1997
                                            --------     --------     --------
    Gain on sale of assets - net.........   $ (4,328)    $   (512)    $ (9,487)
    Interest income......................     (3,523)      (3,408)      (2,991)
    Other................................        (17)         113         (312)
                                            ---------    --------     --------
         Total...........................   $ (7,868)    $ (3,807)    $(12,790)
                                            ========     ========     ========

In November 1998, the Company sold the remaining assets of the Burlington Madison Yarn division, including manufacturing facilities located in Ranlo and St. Pauls, North Carolina, for a pre-tax gain of $2.7 million. Net sales of this division were $58.4 million during the 1998 fiscal year, and net operating income before interest and taxes was $1.3 million during the same period. Also during fiscal year 1999, the Company sold two idle plant facilities and recorded pre-tax gains on the sales of $1.6 million. During the 1997 fiscal year, the Company sold Advanced Textiles, Inc. (a small fiberglass business) for $4.6 million in cash and $4.1 million in securities and recognized a pre-tax gain of $4.8 million from the sale. Also during the 1997 fiscal year, the Company sold its Sedgefield chemical business for cash and recognized a pre-tax gain of $4.3 million from the sale. These businesses had combined sales of $5.3 million during the 1997 fiscal year.

Note J - Income Taxes

The sources of income (loss) before income taxes were as follows (in thousands):

                                                    1999       1998       1997
                                                  --------   --------   --------

  United States...............................    $(48,168)  $125,764   $ 89,987
  Foreign.....................................         819      4,248      6,384
                                                  --------   --------   --------
       Total                                      $(47,349)  $130,012   $ 96,371
                                                  =========  ========   ========

Income tax expense consisted of (in thousands):
                                                    1999       1998       1997
                                                  --------   --------   --------
  Current:
       United States..........................    $  3,923   $ 39,228   $ 32,799
       Foreign................................         240       (547)       249
                                                  --------   --------   --------
            Total current                            4,163     38,681     33,048
  Deferred:
       United States..........................     (20,149)    10,174      4,048
       Foreign................................         131        705        577
                                                  --------   --------   --------
            Total deferred....................     (20,018)    10,879      4,625
                                                  ---------  --------   --------
                                                  $(15,855)  $ 49,560   $ 37,673
                                                  ========   ========   ========

Income tax expense is different from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes as follows (in thousands):
                                                   1999       1998       1997
                                                 --------   --------   --------
  U.S. tax at statutory rate..................   $(16,572)  $ 45,504   $ 33,730
  Goodwill charges with no tax benefits.......      7,318      6,119      6,140
  State income taxes, net of federal effect...     (3,349)     1,888      1,712
  Foreign Sales Corporation...................     (3,166)    (3,581)    (2,865)
  Other.......................................        (86)      (370)    (1,044)
                                                 ---------  ---------  --------
                                                 $(15,855)  $ 49,560   $ 37,673
                                                 ========   ========   ========

At October 2, 1999, the Company had $39.7 million of deferred tax assets and $186.7 million of deferred tax liabilities that have been netted for presentation purposes. At October 3, 1998, the Company had $37.1 million of deferred tax assets and $206.1 million of deferred tax liabilities that have been netted for presentation purposes. Operating loss and tax credit carryforwards with related tax benefits of $2.4 million (net of $4.0 million valuation allowance) at October 2, 1999, and $1.3 million (net of $2.9 million valuation allowance) at October 3, 1998, expire from 2003 to 2014. Net deferred tax liabilities at October 2, 1999 and October 3, 1998 consisted of the following (in thousands):

                                       1999                    1998
                               --------------------    --------------------
                                Current  Noncurrent     Current  Noncurrent
                               --------  ----------    --------  ----------
   Fixed assets..............  $      -  $  92,881     $      -  $ 110,439
   Inventory valuation.......    60,142          -       60,142          -
   Accruals, allowances
     and other...............   (17,564)    13,936      (15,020)    14,782
   Tax credit and state
     operating loss
     carryforwards...........    (2,407)         -        (546)      (773)
                               --------  ---------     --------  ---------
        Total................  $ 40,171  $ 106,817     $ 44,576  $ 124,448
                               ========  =========     ========  =========

Note K - Supplemental Disclosures of Cash Flow Information

     (in thousands)                            1999         1998         1997
                                             --------     --------     --------

     Interest paid - net...................  $ 57,835     $ 56,118     $ 56,565
                                             ========     ========     ========

     Income taxes paid - net...............  $  2,811     $ 45,131     $ 37,086
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

Note L - Retirement and Other Postretirement Benefits

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

In addition, the Company has a health care plan for employees electing early retirement between the ages of 55 and 65 and a Medicare supplement plan for retired employees age 65 and older. These plans are available to most of the Company's U.S. employees who elect participation. The Company also has a life insurance plan that was closed to new members in 1973. The Company's policy is to fund the cost of the medical plans and the life insurance plan as expenses are incurred. The cost of postretirement benefits are accrued over the employees' service lives.

                                                               Postretirement
                                        Pension Benefits          Benefits
                                      -------------------   -------------------
                                        1999      1998        1999       1998
                                      --------- ---------   --------   --------
                                                  (in thousands)
Change in benefit obligations:
  Balance at beginning of year....... $(354,986)$(337,730)  $(14,323)  $(13,241)
  Service cost.......................    (7,832)   (7,520)      (379)      (248)
  Interest cost......................   (21,238)  (24,722)    (1,305)    (1,045)
  Contributions by plan participants.   (10,727)  (12,553)    (5,983)    (5,778)
  Benefits paid......................    37,233    58,864      8,146      8,063
  Actuarial gains (losses)...........    29,227   (31,325)    (3,935)    (2,074)
  Curtailment gains (losses).........    (4,995)        -      1,025          -
  Settlements........................    49,151         -          -          -
                                      --------- ---------   --------   --------
  Balance at end of year.............  (284,167) (354,986)   (16,754)   (14,323)
                                      --------- ---------   --------   --------

Change in fair value of plan assets:
  Balance at beginning of year.......   327,754   349,069      2,843      2,365
  Actual return on plan assets, net
   of plan expenses..................    58,803    14,996       (468)      (428)
  Contributions by employer..........     8,000    10,000      1,963      3,191
  Contributions by plan participants.    10,727    12,553      5,983      5,778
  Benefits paid......................   (37,233)  (58,864)    (8,146)    (8,063)
  Settlements........................   (49,151)        -          -          -
                                      --------- ---------   --------   --------
  Balance at end of year.............   318,900   327,754      2,175      2,843
                                      --------- ---------   --------   --------

Funded status........................    34,733   (27,232)   (14,579)   (11,480)
Unrecognized prior service cost......       125       313          -          -
Unrecognized net (gain) loss.........    (2,185)   59,678      9,598      7,041
                                      --------- ---------   --------   --------
Net amount recognized in the
  consolidated balance sheet......... $  32,673 $  32,759   $ (4,981)  $ (4,439)
                                      ========= =========   ========   ========

Pension plan assets consist primarily of listed stocks and bonds and short-term investment funds. Postretirement benefit plan assets consist primarily of bonds.

The fiscal year 1999 pension plan curtailment losses were recognized as components of the 1999 restructuring provision or the gain on disposition of the Burlington Madison Yarn division in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The curtailment gain in the postretirement benefit plans resulting from the 1999 restructuring plan was not recognized in earnings but rather reduced the unrecognized net loss in that plan in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Components of net benefit expense and assumptions at the fiscal year end measurement dates for the plans were as follows for the 1999, 1998 and 1997 fiscal years:

                                                            Postretirement
                               Pension Benefits                Benefits
                           ------------------------  -------------------------
                             1999     1998    1997     1999     1998     1997
                           -------- ------- -------  -------  -------  -------
                                      (dollar amounts in thousands)

  Service cost............ $  7,832 $ 7,520 $ 7,354  $   379  $   248  $   204
  Interest cost...........   21,238  24,722  25,128    1,305    1,045    1,085
  Expected return on plan
   assets, net of plan
   expenses...............  (26,399)(28,069)(24,077)     413      549      481
  Amortization:
   Unrecognized prior
    service cost..........      138     156     156        -        -        -
   Unrecognized losses....       99       -   1,982      763      328      312
                           -------- ------- -------  -------  -------  -------
  Net expense............. $  2,908 $ 4,329 $10,543  $ 2,860  $ 2,170  $ 2,082
                           ======== ======= =======  =======  =======  =======

  Discount rate...........   7.75%    6.75%   7.75%    7.75%    6.75%    7.75%
  Long-term rate of return
   on plan assets.........    8.5%     8.5%    8.5%     8.5%     8.5%     8.5%
  Long-term rate of
   compensation increase..   3.75%    3.75%   3.75%     N/A      N/A      N/A

For the postretirement benefit plans, the assumed annual rate of increase in health care expenses was 6% in the 1999 and 1998 fiscal years. This rate was assumed to remain at 6% after fiscal year 1999. A one percentage point increase in the assumed health care cost trend rate would have increased the Accumulated Projected Benefit Obligation (APBO) by $1.0 million at October 2, 1999 and increased the aggregate service and interest cost components of postretirement benefit expense for fiscal year 1999 by $0.2 million. A one percentage point decrease in the assumed health care cost trend rate would have decreased the APBO by $0.9 million at October 2, 1999 and decreased the aggregate service and interest cost components of postretirement benefit expense for fiscal year 1999 by $0.1 million.

Note M - Defined Contribution Plans

Effective January 1, 1999, the Company instituted a 401(k) Savings Plan for all U.S. employees (and certain employees in foreign countries) with one or more years of service. The Company discontinued making contributions to its Employee Stock Ownership Plan ("ESOP") after the 1998 plan year, and the ESOP was merged into the 401(k) Savings Plan. The 401(k) Savings Plan provides for Company contributions of cash and/or Common Stock on a sliding scale based on the level of the employee's contribution. During the 1999 fiscal year, cash contributions of $7.8 million were made to the 401(k) Savings Plan and charged to operations. Pursuant to a Board-established formula linked to the Company's annual operating results, cash contributions of $5.3 million and $3.1 million were made to the ESOP and charged to operations for fiscal years 1998 and 1997, respectively.

Note N - Contingencies

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

Also, the Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, by the environmental agencies in several states and by private parties as potentially responsible parties ("PRPs") at 19 hazardous waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. With respect to certain of these sites, other persons have also been identified as potentially responsible parties, and in such circumstances the responsibility for cleanup and other remedial activities is typically shared among such parties based on an allocation formula. The Company is currently involved in remedial activities at three of these sites under federal laws. It is also involved in environmental cleanups at 16 other sites under state laws. The Company may also be liable for environmental contingencies at 25 other sites pursuant to contractual obligations resulting from divested property or with respect to environmental cleanups that may be identified in the future.

The Company has established the following aggregate reserves in its financial statements for such environmental liabilities, estimated to be paid primarily over the next five years. The provision for environmental liabilities is based on the Company's estimate of allocations of liability among potentially responsible parties (and the likelihood of contribution by such parties), information concerning the scope of contamination, estimated remediation costs, estimated transaction costs and other factors.

                                                (In millions)

         Balance at September 27, 1997.........   $   5.7
         Payments..............................      (1.0)
         Balance at October 3, 1998............       4.7
         Payments..............................      (1.2)
                                                  -------
         Balance at October 2, 1999............   $   3.5
                                                  =======

It is not possible to determine with certainty the ultimate liability of the Company in these matters, if any, but in the opinion of management, their outcome should have no material adverse effect upon the financial condition or results of operations of the Company.

Note O - Segment and Other Information

The Company is one of the largest and most diversified manufacturers of softgood products in the world. It is a leading developer, marketer and manufacturer of fabrics and other textile products utilized in a wide variety of apparel and interior furnishings end uses.

In fiscal year 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company has three reportable segments under SFAS No. 131 that are based on its internal organizational structure: PerformanceWear, CasualWear and Interior Furnishings. The PerformanceWear segment includes woven synthetic fabrics, worsted and worsted wool blend fabrics and apparel, and yarn operations that supply PerformanceWear products. The CasualWear segment consists of denim and woven cotton and cotton blend fabrics and apparel. Products included in the Interior Furnishings segment are fabrics for upholstery, window coverings, bedroom ensembles, and mattress ticking; bath, area and accent rugs; and tufted synthetic carpet and carpet tiles for commercial uses. The "Other" category includes transportation and miscellaneous ancillary operations.

Sales, income (loss) before income taxes and identifiable assets for the Company's reportable segments are presented below (in millions). The Company evaluates performance and allocates resources based on profit or loss before interest, amortization of goodwill, restructuring charges, certain unallocated corporate expenses, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at cost and are primarily related to transportation operations included in the "Other" category.

                                              1999     1998      1997
                                            -------- --------  --------
                                                     (53-week
                                                       year)
Net Sales
         PerformanceWear........            $  611.7 $  852.3  $  930.9
         CasualWear.............               257.1    342.1     340.4
         Interior Furnishings...               758.0    792.2     790.6
         Other..................                36.0     39.4      51.1
                                            -------- --------  --------
                                             1,662.8  2,026.0   2,113.0
         Less:
          Intersegment sales....               (11.1)   (15.6)    (22.3)
                                            -------- --------  --------
                                            $1,651.7 $2,010.4  $2,090.7
                                            ======== ========  ========

Income (Loss) before
  Income Taxes
         PerformanceWear........            $   18.4 $   90.0  $  121.4
         CasualWear.............                (2.9)    38.0      13.8
         Interior Furnishings...                78.0     88.0      51.1
         Other..................                 1.9      2.5       2.5
                                            -------- --------  --------
           Total reportable
            segments............                95.4    218.5     188.8
         Corporate expenses.....               (12.3)   (14.7)    (14.8)
         Goodwill amortization..               (17.8)   (18.1)    (18.2)
         Restructuring charges..               (62.1)       -     (12.1)
         Interest expense.......               (58.4)   (59.5)    (60.1)
         Other (expense)
           income - net.........                 7.9      3.8      12.8
                                            -------- --------  --------
                                            $  (47.3)$  130.0  $   96.4
                                            ======== ========  ========

Total Assets
         PerformanceWear........            $  542.6 $  584.9  $  556.3
         CasualWear.............               301.3    282.1     234.5
         Interior Furnishings...               440.4    437.9     454.4
         Other..................                66.9     60.7      59.3
         Corporate (including
          goodwill).............               525.1    547.3     569.2
                                            -------- --------  --------
                                            $1,876.3 $1,912.9  $1,873.7
                                            ======== ========  ========

The following items are included in income (loss) before income taxes:

                                              1999     1998      1997
                                            -------- --------  --------
   Equity in Income (Loss) of
    Equity Method Investees
         PerformanceWear........            $    9.4 $    4.2  $      -
         CasualWear.............            $   (3.0)$   (1.2) $      -

   Depreciation and Amortization
         PerformanceWear........            $   25.7 $   29.8  $   28.9
         CasualWear.............                12.7     11.9      10.5
         Interior Furnishings...                23.5     24.3      24.4
         Other..................                 0.5      0.6       0.8
         Corporate..............                 2.4      1.7       2.1
                                            -------- --------  --------
                                            $   64.8 $   68.3  $   66.7
                                            ======== ========  ========

The following items are included in the determination of identifiable assets:

                                              1999     1998      1997
                                            -------- --------  --------
   Investments in Equity
    Method Investees
         PerformanceWear........            $   10.9 $   12.4  $      -
         CasualWear.............            $   16.4 $   11.1  $    5.0

   Capital Expenditures
         PerformanceWear........            $   67.3 $   61.6  $   43.4
         CasualWear.............                57.3     55.7      28.2
         Interior Furnishings...                16.3     20.5      19.1
         Other..................                   -        -       0.2
         Corporate..............                 0.6      2.5       5.6
                                            -------- --------  --------
                                            $  141.5 $  140.3  $   96.5
                                            ======== ========  ========

The Company primarily markets its products to approximately 8,700 customers in the United States. The Company also markets its products to customers in Canada, Mexico, Central and South America, Europe, Africa, Australia, and Asian countries. For the 1999 fiscal year, no single customer represented more than 10% of the Company's net sales, and the Company's 10 largest customers accounted for approximately 26% of net sales. The following table presents sales and long-lived asset information by geographic area as of and for the fiscal year ended 1999, 1998 and 1997 (in millions). The geographic sales dollars are determined generally based on the ultimate destination of the product.

                                                 1999       1998        1997
                                            ----------- -----------  ---------
   Net Sales:
         United States.........             $  1,415.6  $  1,773.5   $ 1,851.4
         Foreign...............             $    236.1  $    236.9   $   239.3
   Long-lived Assets:
         United States.........             $    548.3  $    585.8   $   559.4
         Foreign...............             $     92.9  $     56.9   $    25.2

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

INTEREST RATE INSTRUMENTS: The Company enters into interest rate swap agreements to reduce the impact of changes in interest rates on all or a portion of its floating rate debt. The swap agreements are contracts to exchange variable rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The net cash amounts paid or received on swap agreements are accrued and recognized as an adjustment to interest expense. If an arrangement is replaced by another instrument and no longer qualifies as a hedge instrument, then it is marked to market and carried on the balance sheet at fair value.

         As of October 2, 1999 and October 3, 1998, the Company had the following interest rate swap instruments in effect (the variable rates are based on three-month LIBOR):
                           Notional
                            Amount    Fixed
                          (millions)   Rate      Period
                          ----------  -----   -----------
                             $200      7.37%  10/95-10/00
                               50      6.10%  11/97-11/04
                               50      5.72%  01/98-01/05

    FOREIGN EXCHANGE INSTRUMENTS: The Company enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on sales, raw material and fixed asset purchase transactions denominated in foreign currencies. Foreign currency receivables that have forward exchange contracts are recorded in U.S. dollars at the applicable forward rate. The foreign exchange contracts on receivables, $17.4 million at October 2, 1999, require the Company to exchange British pounds, Italian lira and Euro currencies for U.S. dollars and mature in one to ten months. The foreign exchange contracts on receivables at October 3, 1998 ($29.7 million) required the Company to exchange British pounds, German marks, French francs, Canadian dollars, Spanish pesetas and Italian lira for U.S. dollars and matured in one to eight months. Forward exchange contracts related to raw material and fixed asset purchase transactions are recognized as adjustments to the bases of the underlying assets. At October 2, 1999, the Company had $6.2 million of forward currency exchange contracts maturing in one to four months related to purchases of wool and fixed assets denominated in Australian dollars, Italian lira and Euro currencies, compared to $31.1 million at October 3, 1998. At October 2, 1999 and October 3, 1998, deferred gains and losses on foreign exchange contracts are not material to the consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS: It is estimated that the carrying value of the Company's financial instruments approximated fair value at October 2, 1999 and October 3, 1998, unless indicated otherwise below. The following methods and assumptions were used in estimating the fair values of financial instruments:

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

Short-term and Long-term Debt: The fair value is estimated by obtaining quotes from brokers or based on current rates offered for similar debt. At October 2, 1999, long-term debt with a carrying value of $881.4 million had an estimated fair value of $795.5 million. At October 3, 1998, long-term debt with a carrying value of $802.0 million had an estimated fair value of $804.3 million.

Interest Rate Instruments: The fair values are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties. At October 2, 1999 and October 3, 1998, the carrying amounts of these instruments were a $0.9 million liability and a $0.7 million liability, respectively. At October 2, 1999 and October 3, 1998, the Company estimates it would have paid $1.6 and $16.0 million to terminate the agreements, respectively.

Foreign Currency Contracts: The fair values of foreign currency contracts (used for hedging purposes) are estimated by obtaining quotes from brokers. At October 2, 1999 and October 3, 1998, carrying amounts related to foreign currency contracts in the consolidated balance sheets were not material. At October 2, 1999, foreign currency contracts to pay $6.2 million had an estimated fair value of $6.1 million, and foreign currency contracts to receive $17.4 million had an estimated fair value of $17.6 million. At October 3, 1998, foreign currency contracts to pay $31.1 million had an estimated fair value of $27.8 million, and foreign currency contracts to receive $29.7 million had an estimated fair value of $31.6 million.

Note Q - Stock-Based Compensation

Under the Company's various Equity Incentive Plans, the Company is authorized to award restricted shares of the Company's common stock, options to purchase common stock, or Performance Unit/Share awards that are dependent upon achievement of specified performance goals and are payable in common stock and cash. Stock options granted generally have a maximum term of 10 years. Under these plans at October 2, 1999, 85,368 shares of common stock are reserved to settle Performance Unit/Share awards currently outstanding and 2,736,145 shares to settle additional future awards remain available.

A summary of the Company's stock option activity and related information follows:

                               1999               1998                1997
                         -----------------  -----------------  -----------------
                                 Weighted-          Weighted-          Weighted-
                                  Average            Average            Average
                         Options Exercise   Options Exercise   Options Exercise
                          (000)    Price     (000)    Price     (000)    Price
                         ------- ---------  ------- ---------  ------- ---------
Outstanding at
 beginning of year.....   3,689    $11.79     5,754   $11.58    6,203   $11.57
Granted................   1,093      9.15       253    14.78       27    11.70
Exercised..............       -         -    (2,136)   11.46     (323)   11.41
Forfeited..............    (274)    10.83      (182)   13.07     (153)   11.68
                         ------              ------            ------
Outstanding at
 end of year...........   4,508    $11.21     3,689   $11.79    5,754   $11.58
                         ======              ======            ======

Exercisable at end
 of year...............   3,313    $11.58     3,447   $ 8.40    3,483   $11.57

Per share weighted-average
 fair value of options
 granted during the year..     $5.47              $6.66             $5.24

The following table summarizes information about stock options outstanding at October 2, 1999:

                           Options Outstanding            Options Exercisable
                 ------------------------------------     -------------------
                                            Weighted-               Weighted-
  Range of               Weighted-Average    Average                 Average
  Exercise        Number     Remaining      Exercise       Number   Exercise
   Prices         (000)   Contractual Life    Price        (000)      Price
---------------  -------- ----------------  ---------     --------  --------

$ 5.38 to 11.00    1,509        7.3          $ 9.44           531    $ 9.98
$11.63 to 13.63    2,707        4.7          $11.66         2,700    $11.65
$14.00 to 21.93      292        6.8          $16.17            82    $19.49
                  ------                                   ------
                   4,508        5.7          $11.21         3,313    $11.58
                  ======                                   ======

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB 25, no compensation expense is recognized for the Company's employee stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant. Total compensation cost charged (credited) to income related to restricted share and Performance Unit awards was $0.0 million, $(0.8)
million,   and  $4.3  million  for  the  1999,   1998  and  1997  fiscal  years,
respectively.

The following pro forma  information  regarding net income (loss) and net income
(loss) per share is required when APB 25 accounting is elected, and was determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 4.82%, 5.84%, and 6.12% for fiscal year 1999, 1998 and 1997, respectively; volatility factors of the expected market price of the Company's common stock of 0.49 for 1999, 0.35 for 1998 and 0.34 for 1997; dividend yields of 0%; and a weighted-average expected life of the options of eight years for 1999 and six years for 1998 and 1997. For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the option's vesting periods (in thousands except for per share information):

                                             1999        1998         1997
                                           --------    --------    ---------

Net income (loss):
  As reported.........................     $(31,494)   $ 80,452    $ 58,698
  Pro forma...........................     $(33,543)   $ 78,212    $ 56,266

Diluted earnings (loss) per share:
  As reported.........................      $(0.57)     $ 1.32      $ 0.95
  Pro forma...........................      $(0.61)     $ 1.28      $ 0.91

During the initial phase-in period, as required by SFAS No. 123, the pro forma amounts were determined based on stock options granted after the 1995 fiscal year only. Therefore, the pro forma amounts for compensation cost may not be indicative of the effects on pro forma net income and pro forma net income per share for future years.

Note R - Earnings Per Share

The following  table sets forth the  computation  of basic and diluted  earnings
(loss) per share (in thousands):

                                             1999       1998      1997
                                           --------  --------- ---------
Numerator:
  Net income (loss)...................     $(31,494) $ 80,452  $ 58,698
  Effect of dilutive securities:
   Convertible note...................            -       116       360
                                           --------  --------  --------
    Numerator for diluted earnings
     per share........................     $(31,494) $ 80,568  $ 59,058
                                           ========  ========  ========

Denominator:
  Denominator for basic earnings per
   share..............................       54,978    60,428    61,289
  Effect of dilutive securities:
   Stock options......................            -       524       154
   Convertible note...................            -       183       568
   Nonvested stock....................           11         -         -
   Contingent Performance Unit awards.            -         4         -
                                           --------  --------  --------
  Denominator for diluted earnings
     per share........................       54,989    61,139    62,011
                                           ========  ========  ========

For fiscal year 1999, stock options and Performance Unit Awards that could potentially dilute basic earnings per share in the future were not included in the diluted earnings per share computation because they would have been antidilutive. However, such securities were not significant in this period.

Note S - Quarterly Results of Operations (unaudited)

The Company's unaudited quarterly results of operations are presented below (in thousands, except for per share data). The three-month period ended October 3, 1998 represents a 14-week period; all other periods presented represent a 13-week period.

Fiscal 1999 Quarters (a)
                                        December    March     June    September
                                        --------  --------  --------  ---------
Net sales.............................. $407,182  $403,905  $434,634  $405,968
Cost of sales..........................  342,362   360,731   374,246   348,972
Income tax (expense) benefit...........   (6,190)   29,777    (3,833)   (3,899)
Net income (loss)...................... $  7,969  $(47,883) $  4,746  $  3,674

Basic earnings (loss) share............ $   0.14  $  (0.86) $   0.09  $   0.07
Diluted earnings (loss) per share...... $   0.14  $  (0.86) $   0.09  $   0.07

Common stock prices
  High.................................   11 1/8    11       10 1/4      9 3/8
  Low..................................    7 1/2     5 1/8    6 9/16     4 3/8


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


(a) March quarter 1999 includes a $39.5 million charge for restructuring, adjusted (reduced) by $1.9 million in the September 1999 quarter, each net of income taxes.

STATISTICAL REVIEW

Burlington Industries, Inc. and Subsidiary Companies

(Dollar amounts in thousands, except per share data and ratios)


                                     1999      1998(a)     1997       1996       1995
                                  ---------- ---------- ---------- ---------- ----------

   SUMMARY OF OPERATIONS
   Net sales..................... $1,651,689 $2,010,414 $2,090,683 $2,182,347 $2,209,191
   Operating income (loss)
    before interest and taxes....     (3,154)   182,769    143,643    147,390    174,498
   Interest expense..............     58,420     59,544     60,062     65,936     56,294
   Income tax expense (benefit)..    (15,855)    49,560     37,673     33,747     51,707
   Income (loss) before
    extraordinary item (b).......    (31,494)    80,452     58,698     41,603     68,394

   Per share of common stock:
    Income (loss) before
     extraordinary item (basic)..      (0.57)      1.33       0.96       0.66       1.05
    Income (loss) before
     extraordinary item
     (diluted)...................      (0.57)      1.32       0.95       0.65       1.04
    Dividends....................          -          -          -          -          -


   FINANCIAL POSITION AT YEAR END
   Current assets................ $  633,859 $  659,313 $  697,627 $  719,370 $  732,837
   Fixed assets - net............    641,232    642,756    584,647    569,540    575,080
   Total assets..................  1,876,275  1,912,887  1,873,692  1,885,942  1,931,731
   Current liabilities...........    201,595    227,680    263,595    265,352    272,397
   Long-term liabilities.........    938,614    860,538    865,008    894,496    932,227
   Shareholders' equity..........    629,249    700,221    630,726    615,920    615,440
   Current ratio.................        3.1        2.9        2.6        2.7        2.7
   Total debt as % of
    capitalization...............       58.3%      53.8%      56.1%      57.7%      59.7%

   OTHER DATA
   Capital expenditures.......... $  141,539 $  140,333 $   96,500 $   79,174  $ 101,876
   Number of employees at
    year end.....................     18,500     18,900     20,100     21,000     22,500
   Cash interest coverage
    ratio........................        2.4        4.6        4.0        4.3        4.9



(a)      Fiscal year 1998 represents a 53-week period.
(b) Includes restructuring provisions of $37.6 million in 1999 and $7.3 million in 1997, each net of income taxes.

                         Report of Independent Auditors



Shareholders and Board of Directors
Burlington Industries, Inc.

We have audited the accompanying consolidated balance sheets of Burlington Industries, Inc. and Subsidiary Companies as of October 2, 1999 and October 3, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burlington Industries, Inc. and Subsidiary Companies at October 2, 1999 and October 3, 1998, and the consolidated results of their operations and their cash flows, for each of the three years in the period ended October 2, 1999, in conformity with generally accepted accounting principles.

/s/Ernst & Young LLP

Greensboro, North Carolina
October 28, 1999