Form 10-K, Exhibit 13
period 2000-09-30
BURLINGTON INDUSTRIES INC /DE/
filed 2000-12-22
CIK 870213

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

Burlington Industries, Inc. and Subsidiary Companies

Overview

For fiscal year 2000, net sales were $1,620.2 million, compared with $1,651.7 million in fiscal year 1999. The net loss for the fiscal year 2000 was $527.0 million, or $10.12 per share. As a result of an accounting change, the 2000 loss includes a non-cash charge of $463.2 million to write-off impaired historic enterprise goodwill. The results also include pre-tax charges of $82.2 million related to restructuring and asset write-downs and impairments, of which $67.0 million is recorded as provision for restructuring and impairments, and $15.2 million of inventory write-downs and other expenses are recorded in cost of sales. The Company reduced inventory by $38.9 million, to 61 days on hand from 71 days in the fourth quarter of fiscal year 2000. However, this penalized operating results as production was temporarily curtailed and some slower moving goods were aggressively sold.

The Company (and the U.S. textile industry generally) have been significantly impacted during the last decade by changing global trade patterns and the concentration of retail buying power in the United States. Although partially offset by the benefits of increased garment manufacturing in Mexico and certain Caribbean Basin countries, import penetration from non-U.S. sources has significantly increased, and should do so again in 2005 when GATT/WTO mandated quota elimination and tariff reductions further open North American markets to off-shore products. Retail sourcing firms, coupled with global over-capacity and the lingering impact of price compression from the Asian "financial crisis", have driven profit margins down in key product areas where the Company competes. Finally, fashion shifts, particularly the casual dressing trend, have hurt the Company's product lines, particularly worsted wool, which has served a more formal, business-oriented apparel customer base.

All of the foregoing trends have contributed to the reduction in profit margins and cash flow experienced by the Company in the last two fiscal years, resulting in the Company's current depressed stock price and the increased costs and covenant restrictions evidenced in the Company's recently refinanced bank indebtedness.

The fiscal year 2000 restructuring, asset write-down and impairment charges were part of a plan to improve operating results and reduce debt levels. Excluding these charges, the 2000 net loss would have been $10.6 million or $0.20 per share. The Company is moving quickly with the implementation of the 2000 restructuring plan, which is designed to:

   * Realign and reduce operating capacity to better match market demand and improve efficiency;
   *  Eliminate  unprofitable  businesses and improve return on assets;
   *  Reduce overhead and operating expenses; and
   *  Pay down debt to improve our financial flexibility.

The Company's number one priority for the coming year is to improve cash flow and pay down debt of at least $100 million during the 2001 fiscal year. It will take time to fully implement the restructuring plan. The Company expects a near break-even profit and loss result for fiscal 2001, after incurring $10-12 million of runout costs associated with the plan. With the majority of these expenses falling in the first half of the year, losses are expected to be reported in the first two quarters of the 2001 fiscal year. The Company believes that the restructuring plans adopted during the last two fiscal years will permit it to generate adequate cash flows to satisfy its working capital and limited capital expenditure needs, with significant balances remaining to reduce outstanding indebtedness.

The Company intends to focus principally on managing cash for these purposes in the short run and has put in place management incentive plans designed to reward cash generation and debt reduction. The Company also will put significant effort into more efficient manufacturing operations and assuring that new assets brought on stream in Mexico maximize their potential. In addition, it will seek global partnering opportunities, using Nano-Tex technology where appropriate, and the Company's design and marketing skills, to pair with asset owners in lower cost countries to bring higher value-added consumer products to customers in North America and Europe.

PERFORMANCE BY SEGMENT: The Company conducts its operations in three principal operating segments: PerformanceWear, CasualWear and Interior Furnishings. The Company evaluates performance and allocates resources based on profit or loss before interest, amortization of goodwill, restructuring charges, certain unallocated corporate expenses, and income taxes. The following table sets forth certain information about the segment results for the fiscal years ended September 30, 2000, October 2, 1999 and October 3, 1998 (in millions).

                                              2000     1999     1998
                                            -------- -------- --------
                                                              (53-week
                                                                year)
Net Sales
         PerformanceWear........            $  587.3 $  611.7 $  852.3
         CasualWear.............               242.5    257.1    342.1
         Interior Furnishings...               792.3    758.0    792.2
         Other..................                34.1     36.0     39.4
                                            -------- -------- --------
                                             1,656.2  1,662.8  2,026.0
         Less:
         Intersegment sales....                (36.0)   (11.1)   (15.6)
                                            -------- -------- --------
                                            $1,620.2 $1,651.7 $2,010.4
                                            ======== ======== ========
Income (Loss) before
  Income Taxes
         PerformanceWear........            $   13.9 $   18.4 $   90.0
         CasualWear.............                (8.3)    (2.9)    38.0
         Interior Furnishings...                63.3     78.0     88.0
         Other..................                (2.1)     1.9      2.5
                                            -------- -------- --------
           Total reportable
         segments............                   66.8     95.4    218.5
         Corporate expenses.....               (14.2)   (12.3)   (14.7)
         Goodwill amortization..               (16.7)   (17.8)   (18.1)
         Write-off of goodwill..              (463.2)       -        -
         Restructuring and
          impairment charges....               (67.0)   (62.1)       -
         Interest expense.......               (66.3)   (58.4)   (59.5)
         Other (expense)
           income - net.......                  12.0      7.9      3.8
                                            -------- -------- --------
                                            $ (548.6)$  (47.3)$  130.0
                                            ======== ======== ========

Results of Operations

Comparison of Fiscal Years ended September 30, 2000 and October 2, 1999

2000 Restructuring and Impairment

During the September quarter of 2000, the Company's Board of Directors approved a plan designed to strengthen the Company's future profitability and financial flexibility. This plan addresses performance shortfalls as well as difficult market dynamics including the continued growth of textile products imports, the casual dressing trend, a drop in exports to Europe because of the weakness of the Euro, price competition in denim and other products, and retailers' efforts to reduce their inventories of interior furnishings products. The major elements of the plan include:

         (1) Realign operating capacity. The Company will reduce capacity to better align its operations with current market demand and to assure the most efficient use of assets. This includes: closing a plant in Johnson City, Tennessee and moving a portion of its production to other underutilized facilities in the December 2000 quarter; reducing operations at the Clarksville, Virginia facilities of the PerformanceWear segment in the December 2000 quarter; and reducing the size of the Company's trucking fleet and closing the Gaston trucking terminal located in Belmont, North Carolina in the December 2000 quarter.

         (2) Eliminate unprofitable businesses. The PerformanceWear segment will exit its garment-making business, to include offering its facility in Cuernavaca, Mexico for sale, and will prune unprofitable product lines that do not meet expectations. Also, the Company plans to exit its Burlington House Floor Accents business by closing the tufted area rug business in Monticello, Arkansas as soon as commitments to customers can be completed and is currently negotiating the sale of the remaining portion located in Low Moor, Virginia. Net sales of the Burlington House Floor Accents business were $122.3 million for the 2000 fiscal year and net operating loss was $5.3 million for the same period.

         (3) Reduce overhead. The Company has analyzed administrative and staff positions throughout the Company, and identified a number of opportunities to consolidate and reduce cost. This will result in job reductions in division and corporate staff areas primarily during the December and March quarters of fiscal year 2001.

         (4) Pay down debt. Company-wide initiatives to sell non-performing assets, reduce working capital, and decrease capital expenditures will free up cash that will be used to reduce debt and improve financial flexibility. The Company has completed the refinancing of its bank credit facilities (see Note F and Liquidity and Capital Resources).

The closings and overhead reductions outlined above will result in the elimination of approximately 2,450 jobs in the United States and 950 jobs in Mexico, with severance benefit payments to be paid over periods of up to 12 months from the termination date depending on the employee's length of service. The Company projects that as a result of its 2000 restructuring plan, the Company will generate approximately $100.0 million of free cash flow during the 2001 fiscal year to reduce debt, and expects to generate approximately $100.0 million of additional free cash flow during the next two years to further reduce debt.

This plan resulted in a pre-tax charge for restructuring, asset write-downs and impairment of $67.7 million. The Company will also incur approximately $10.0 to $12.0 million of runout charges related to this restructuring, primarily in the first two quarters of fiscal 2001. The components of the 2000 restructuring and impairment charge included the establishment of a $19.7 million reserve for severance benefit payments, write-downs for impairment of $38.0 million (including $12.7 million of goodwill) related to long-lived assets resulting from the restructuring and a reserve of $10.0 million primarily for lease cancellation costs expected to be paid through December 2001.

Following is a summary of activity in the related 2000 restructuring reserves (in millions):
                                                                 Lease
                                                             Cancellations
                                                 Severance     and Other
                                                 Benefits      Exit Costs
                                                 ---------   -------------
         September 2000 restructuring charge...   $ 19.7       $  10.0
         Payments..............................     (0.4)            -
                                                  ------       -------
         Balance at September 30, 2000.........   $ 19.3       $  10.0
                                                  ======       =======

Other expenses related to the 2000 restructuring (including losses on inventories of discontinued styles, relocation of employees and equipment, and plant carrying and other costs) are charged to operations as incurred. Through September 30, 2000, $8.1 million of such costs have been incurred and charged to operations, consisting primarily of inventory losses.

Assets that have been sold, or are held for sale at September 30, 2000 and are no longer in use, were written down to their estimated fair values less costs of sale. Assets held for sale continue to be included in the Fixed Assets caption on the balance sheet in the amount of $36.4 million. The Company, through its Real Estate and Purchasing departments, is actively marketing the affected real estate and equipment. The active plan to sell the assets includes the preparation of a detailed property marketing package to be used in working with real estate and used equipment brokers and other channels, including other textile companies, the local Chamber of Commerce and Economic Development and the State Economic Development Department. The Company anticipates that the divestitures of real estate and equipment will be completed within 18 months from the date of facility closing. However, the actual timing of the disposition of these properties may vary due to their locations and market conditions.

In 2000, the Company changed its method of evaluating the recoverability of enterprise-level goodwill from the undiscounted cash flow method to the market value method. Under the market value method, impairment is measured by the excess of the Company's net book value over its market capitalization. The Company believes the market value method is preferable because it results in a more objective measurement of recoverability and better reflects the value of goodwill as perceived by investors. Since the excess of the Company's net book value over its market capitalization exceeded the carrying value of the Company's enterprise-level goodwill, the change in method resulted in an impairment charge to write-off the remaining carrying value of enterprise-level goodwill of $463.2 million, or ($8.89) per share. This change represents a change in method that is inseparable from a change in estimate and, accordingly, the effect of the change has been reflected as an impairment charge in the accompanying 2000 statement of operations. The Company's bank credit agreements have been amended to allow for this change in accounting for goodwill. Prior to the change, goodwill was amortized using the straight-line method over not more than 40 years. At adoption of the change, the accumulated amortization of goodwill was $234.4 million compared to $217.7 million at October 2, 1999.

         NET SALES: Net sales for the 2000 fiscal year were $1,620.2 million, 1.9% lower than the $1,651.7 million recorded for the 1999 fiscal year. Exports totaled $179 million and $236 million in the 2000 and 1999 fiscal years, respectively.
         PerformanceWear: Net sales for the PerformanceWear segment for the 2000 fiscal year were $587.3 million, 4.0% lower than the $611.7 million recorded in the 1999 fiscal year. Excluding $4.1 million sales reduction due to the sale of the Burlington Madison Yarn division, net sales of products for the PerformanceWear segment were 3.3% lower than in the prior year. This decrease was due primarily to 4.0% lower prices and product mix partially offset by 0.7% higher volume. Export volume decreased by $23.3, in part due to the weak Euro currency.
         CasualWear: Net sales for the CasualWear segment for the 2000 fiscal year were $242.5 million, 5.7% lower than the $257.1 million recorded in the 1999 fiscal year. Excluding $16.0 million sales reduction due to exiting the Sportswear business, net sales of products for the CasualWear segment were 0.6% higher than in the prior year. This increase was due primarily to 12.0% higher volume offset by 11.4% lower prices and product mix.
         Interior Furnishings: Net sales of products for interior furnishings markets for the 2000 fiscal year were $792.3 million, 4.5% higher than the $758.0 million recorded in the 1999 fiscal year. This increase was primarily due to 4.2% higher volume and 0.3% higher selling prices and mix.
         SEGMENT INCOME: Total reportable segment income for the 2000 fiscal year was $66.8 million compared to $95.4 million for the 1999 fiscal year.
          PerformanceWear: Income of the PerformanceWear segment for the 2000 fiscal year was $13.9 million compared to $18.4 million recorded for the 1999 fiscal year. This decrease was due primarily to $13.3 million reduction in margins resulting from lower volume and price/mix, $1.9 million of higher raw material costs and higher start-up costs of $6.1 million, partially offset by reduced run-out costs charged to operations associated with restructuring of $10.5 million and $5.2 million resulting from cost reductions, restructuring and improved net operating efficiencies. Segment results for 2000 also include $11.1 million equity in income of the Company's textured yarn joint venture, compared to $9.4 million for 1999.
         CasualWear: Losses of the CasualWear segment for the 2000 fiscal year were $(8.3) million compared to $(2.9) million recorded for the 1999 fiscal year. This increased loss was due primarily to $25.7 million lower margins resulting from price/mix and manufacturing inefficiencies, partially offset by the absence of Sportswear losses of $4.8 million, lower raw material costs of $1.6 million, reduced run-out costs charged to operations associated with restructuring of $4.3 million and lower start-up costs of $7.0 million. Segment results for 2000 include losses of $0.8 million related to joint venture activity, compared to joint venture losses of $3.0 million in 1999.
         Interior Furnishings: Income of the interior furnishings products segment for the 2000 fiscal year was $63.3 million compared to $78.0 million recorded for the 1999 fiscal year. This decrease was due primarily to $16.7 million lower margins due to price/mix and manufacturing inefficiencies and higher raw material costs of $2.0 million, partially offset by improved margins from higher volume of $11.2 million. Also, Interior Furnishings segment results include costs of $6.2 million associated with restructuring which have been charged to cost of sales, primarily inventory losses on discontinued styles.
         Other: Income (loss) of other segments for the 2000 fiscal year was $(2.1) million compared to $1.9 million recorded for the 1999 fiscal year. This resulted primarily from lower earnings in the captive insurance company as well as lower outside revenues from the trucking business.
         CORPORATE EXPENSES: General corporate expenses not included in segment results were $14.2 million for the 2000 fiscal year compared to $12.3 million in the 1999 fiscal year. The increase from the prior year period is attributable mainly to higher employee benefit costs, tax consulting fees and executive recruiting and relocation costs.
         OPERATING INCOME BEFORE INTEREST AND TAXES: Before the 2000 goodwill write-off and provisions for restructuring in both periods, operating income before interest and taxes for the 2000 fiscal year would have been $25.6 million compared to $58.9 million for the 1999 fiscal year. Amortization of goodwill was $16.7 million and $17.8 million in the 2000 and 1999 fiscal years, respectively.
         INTEREST EXPENSE: Interest expense for the 2000 fiscal year was $66.3 million, or 4.1% of net sales, compared with $58.4 million, or 3.5% of net sales, in the 1999 fiscal year. The increase was mainly attributable to the effects of higher borrowing levels combined with higher interest rates.
         OTHER EXPENSE (INCOME): Other income for the 2000 fiscal year was $12.0 million consisting principally of a $5.5 million translation gain on the liquidation of the Company's Canadian subsidiary, a gain on the disposal of assets of $1.0 million and interest income of $5.5 million. Other income for the 1999 fiscal year was $7.9 million consisting principally of $4.3 million in gains on the disposal of assets and interest income of $3.5 million.
     INCOME TAX EXPENSE (BENEFIT): Income tax benefit of $(21.7) million was recorded for the 2000 fiscal year in comparison with $(15.9) million for fiscal year 1999. The 2000 period includes a $5.7 million charge related to the liquidation of the Company's Canadian subsidiary and U.S. taxes on income previously considered permanently re-invested. Excluding the tax on the Canadian liquidation, total income tax expense/benefit is different from the amounts obtained by applying statutory rates to the income/loss before income taxes primarily as a result of the write-off or amortization of nondeductible goodwill and tax rate differences on foreign transactions, which is partially offset by the favorable tax treatment of export sales through a foreign sales corporation ("FSC"). The favorable tax benefit from the FSC was lower in the current period compared to the 1999 period due to the reduction in export sales. The U.S. law providing the FSC benefits has been found to be illegal under WTO provisions and the U.S. has agreed to implement complying provisions. The Company cannot predict the impact on its future use of the FSC benefit under the ultimate program put into place and its acceptability to the World Trade Organization ("WTO").
         NET LOSS AND LOSS PER SHARE: Net loss for the 2000 fiscal year was $(527.0) million, or $(10.12) per share, in comparison with $(31.5) million, or $(0.57) per share, for the 1999 fiscal year. Net loss for the 2000 fiscal year included a net charge of $(8.89) per share resulting from the accounting change in measuring impairment of goodwill and a net charge of $(1.02) per share resulting from the 2000 restructuring provision and restructuring run-out costs included in cost of sales. Net loss for the 1999 fiscal year included a net charge of $(0.98) per share resulting from the 1999 restructuring provision and related run-out costs included in cost of sales.

Comparison of Fiscal Years ended October 2, 1999 and October 3, 1998

1999 Restructuring and Impairment

During the March quarter of 1999, the Company implemented a comprehensive reorganization plan primarily related to its apparel fabrics business. The apparel fabrics operations had been running at less than full capacity during the preceding 9-12 month period, anticipating that the surge of low-priced garment imports from Asia might only be the temporary result of the Asian financial crisis. The Company viewed this situation to be more permanent in nature and therefore decided to reduce its U.S. manufacturing capacity accordingly and utilize only its most modern facilities to be competitive. The major elements of the plan included:

         (1) The combination of two businesses--Burlington Klopman Fabrics and Burlington Tailored Fashions--into Burlington PerformanceWear. Also, Burlington Global Denim and a portion of the former Sportswear division were combined to form Burlington CasualWear.

         (2) The reduction of U.S. apparel fabrics capacity by approximately 25 percent and the reorganization of manufacturing assets, including overhead reductions throughout the Company. Seven plants have been closed or sold by the dates indicated: one department in Raeford, North Carolina and one plant in Forest City, North Carolina were closed in the March 1999 quarter; three plants in North Carolina located in Cramerton (sold in July 1999), Mooresville, and Statesville were closed during the June 1999 quarter and one plant in Hillsville, Virginia was sold in June 1999; one plant in Bishopville, South Carolina and one plant located in Oxford, North Carolina (sold in September
2000) were closed in phases and closure was completed during the March quarter 2000.

         (3)  The  plan  resulted  in  the  reduction  of  approximately   2,800
employees, with severance benefit payments to be paid over periods of up to 12 months from the termination date depending on the employee's length of service.

The cost of the reorganization was reflected in a restructuring and impairment charge, before income taxes, of $61.4 million ($58.5 million applicable to the apparel fabrics business) recorded in the second fiscal quarter ended April 3, 1999, as adjusted by $3.2 million in the fourth quarter of 1999, $0.2 million in the June quarter of 2000, and $0.5 million in the September 2000 quarter. The components of the adjusted 1999 restructuring and impairment charge included the establishment of a $17.6 million reserve for severance benefit payments, write-down of pension assets of $2.7 million for curtailment and settlement losses, write-downs for impairment of $39.1 million related to fixed assets resulting from the restructuring and a reserve of $2.0 million for lease cancellations and other exit costs expected to be paid through September 2001. Cash costs of the reorganization were substantially offset by cash receipts from asset sales and lower working capital needs.

Following is a summary of activity in the related 1999 restructuring reserves (in millions):

                                                                 Lease
                                                              Cancellations
                                                 Severance      and Other
                                                  Benefits      Exit Costs
                                                 ---------    -------------
         March 1999 restructuring charge.......   $ 20.1         $ 2.2
         Payments..............................     (1.5)         (0.2)
                                                  ------         -----
         Balance at April 3, 1999..............     18.6           2.0
         Payments..............................     (5.7)         (0.2)
                                                  ------         -----
         Balance at July 3, 1999...............     12.9           1.8
         Payments..............................     (3.6)         (0.1)
         Adjustments...........................     (1.1)            -
                                                  ------         -----
         Balance at October 2, 1999............      8.2           1.7
         Payments..............................     (1.4)         (0.3)
                                                  ------         -----
         Balance at January 1, 2000............      6.8           1.4
         Payments..............................     (2.9)         (0.3)
                                                  ------         -----
         Balance at April 1, 2000..............      3.9           1.1
         Payments..............................     (1.3)         (0.1)
         Adjustments...........................     (1.1)            -
                                                  ------         -----
         Balance at July 1, 2000...............      1.5           1.0
         Payments..............................     (0.9)         (0.1)
         Adjustments...........................     (0.3)         (0.2)
                                                  ------         -----
         Balance at September 30, 2000.........   $  0.2         $ 0.7
                                                  ======         ======

Other expenses related to the 1999 restructuring (including losses on inventories of discontinued styles, relocation of employees and equipment, and plant carrying and other costs) are charged to operations as incurred. Through September 30, 2000, $34.2 million of such costs have been incurred and charged to operations, consisting primarily of inventory losses and plant carrying costs, in the amounts of $7.1 million and $27.1 million for the 2000 and 1999 fiscal years, respectively.

         NET SALES: Net sales for the 1999 fiscal year were $1,651.7 million, 17.8% lower than the $2,010.4 million recorded for the 1998 fiscal year (a 53-week year). Exports totaled $236 million and $237 million in the 1999 and 1998 fiscal years, respectively.
         PerformanceWear: Net sales for the PerformanceWear segment for the 1999 fiscal year were $611.7 million, 28.2% lower than the $852.3 million recorded in the 1998 fiscal year. Excluding $79.6 million sales reduction due to the exited portion of the Burlington Madison Yarn division, which has been sold or transferred to a joint venture, net sales of products for the PerformanceWear segment were 21.0% lower than in the prior year. This decrease was due primarily to 17.8% lower volume and 3.1% lower prices and product mix.
         CasualWear: Net sales for the CasualWear segment for the 1999 fiscal year were $257.1 million, 24.8% lower than the $342.1 million recorded in the 1998 fiscal year. Excluding $22.6 million sales reduction due to the sold/discontinued portion of the Sportswear business, net sales of products for the CasualWear segment were 20.6% lower than in the prior year. This decrease was due primarily to 19.1% lower volume and 1.4% lower prices and product mix.
         Interior Furnishings: Net sales of products for interior furnishings markets for the 1999 fiscal year were $758.0 million, 4.3% lower than the $792.2 million recorded in the 1998 fiscal year. This reduction was due primarily to the absence of Burlington Madison Yarn division sales of $20.7 million in this segment, lower volume of $25.2 million, partially offset by improved selling prices and mix of $11.7 million.
         SEGMENT INCOME: Total reportable segment income for the 1999 fiscal year was $95.4 million compared to $218.5 million for the 1998 fiscal year.
         PerformanceWear: Income of the PerformanceWear segment for the 1999 fiscal year was $18.4 million compared to $90.0 million recorded for the 1998 fiscal year. This decrease was due primarily to $40.3 million lower margins resulting from lower volume and inefficiencies associated with production levels, $16.9 million reduction due to price/mix, increased provisions for doubtful accounts of $2.0 million, and start-up costs of $11.0 million related to the Company's new Mexican operations, partially offset by lower raw material costs of $14.9 million and lower selling, general and administrative expenses of $3.9 million resulting from personnel reductions related to the 1999 restructuring. Also, PerformanceWear segment results include costs of $17.4 million associated with the apparel restructuring which have been charged to operations, including inventory losses on discontinued styles, relocation of employees and equipment and plant carrying and other costs. Segment results for 1999 include $9.4 million equity in income of the Company's textured yarn joint venture, compared to $11.3 million for 1998 which represents four months of the joint venture activity and eight months of the Burlington Madison Yarn textured business as a separate division.
         CasualWear: Income (loss) of the CasualWear segment for the 1999 fiscal year was $(2.9) million compared to $38.0 million recorded for the 1998 fiscal year. This decrease was due primarily to $22.7 million lower margins resulting from lower volume and inefficiencies associated with production levels and start-up costs of $8.9 million related to the Company's new Mexican operations, partially offset by lower selling, general and administrative expenses of $0.9 million resulting from personnel reductions related to the 1999 restructuring. Also, CasualWear segment results include costs of $9.4 million associated with the apparel restructuring, which have been charged to operations, including inventory losses on discontinued styles, relocation of employees and equipment and plant carrying and other costs. Segment results for 1999 include losses of $3.0 million related to joint venture activity, compared to joint venture losses of $1.2 million in 1998.
         Interior Furnishings: Income of the interior furnishings products segment for the 1999 fiscal year was $78.0 million compared to $88.0 million recorded for the 1998 fiscal year. This decrease was due primarily to lower volume and inefficiencies associated with lower production levels in the amount of $18.2 million, increased provisions for doubtful accounts of $1.8 million and increased selling expenses of $2.6 million, partially offset by lower raw material costs of $13.0 million.
         CORPORATE EXPENSES: General corporate expenses not included in segment results were $12.3 million for the 1999 fiscal year compared to $14.7 million in the 1998 fiscal year. The decrease from the prior year period is attributable mainly to lower compensation expense resulting from cost reductions and restructuring.
     OPERATING INCOME BEFORE INTEREST AND TAXES: Before the 1999 provision for restructuring, operating income before interest and taxes for the 1999 fiscal year would have been $58.9 million compared to $182.8 million for the 1998 fiscal year. After the 1999 provision for restructuring, operating loss before interest and taxes for the 1999 fiscal year was $3.2 million. Amortization of goodwill was $17.8 million and $18.1 million in the 1999 and 1998 fiscal years, respectively.
         INTEREST EXPENSE: Interest expense for the 1999 fiscal year was $58.4 million, or 3.5% of net sales, compared with $59.5 million, or 3.0% of net sales, in the 1998 fiscal year. The effect of higher borrowing levels in 1999 were offset by lower interest rates and the impact of the one extra week in the 1998 fiscal year.
         OTHER EXPENSE (INCOME): Other income for the 1999 fiscal year was $7.9 million consisting principally of $4.3 million in gains on the disposal of assets and interest income of $3.5 million. Other income for the 1998 fiscal year was $3.8 million consisting principally of interest income of $3.4 million and $0.5 million in gains on disposal of assets.
     INCOME TAX EXPENSE (BENEFIT): Income tax benefit of $(15.9) million was recorded for the 1999 fiscal year in comparison with income tax expense of $49.6 million for fiscal year 1998. Total income tax expense is different from the amounts obtained by applying statutory rates to the income before income taxes primarily as a result of amortization of nondeductible goodwill, which is partially offset by the favorable tax treatment of export sales through a foreign sales corporation.
         NET INCOME AND EARNINGS PER SHARE: Net income (loss) for the 1999 fiscal year was $(31.5) million, or $(0.57) per share (diluted), in comparison with $80.5 million, or $1.32 per share (diluted), for the 1998 fiscal year. Net loss for the 1999 fiscal year included a net charge of $(0.98) per share resulting from the 1999 restructuring provision and related run-out costs included in cost of sales.

Liquidity and Capital Resources

During the 2000 fiscal year, the Company generated $46.3 million of cash from operating activities, $11.1 million from sales of assets and $7.8 million from other investing activities, and had net borrowings of long- and short-term debt of $17.7 million. Cash was primarily used for capital expenditures and investment in joint ventures totaling $74.1 million. At September 30, 2000, total debt of the Company (consisting of current and non-current portions of long-term debt and short-term borrowings) was $899.9 million compared with $881.4 million at October 2, 1999.
         The Company's principal uses of funds during the next several years will be for repayment and servicing of indebtedness, working capital needs and capital investments (including the participations in joint ventures and funding of acquisitions). The Company intends to fund its financial needs principally from net cash provided by operating activities, asset sales and, to the extent necessary, from funds provided by the credit facilities described below. The Company believes that these sources of funds will be adequate to meet the Company's foregoing needs.
         During the 2000 fiscal year, investment in capital expenditures and joint ventures totaled $74.1 million, compared to $146.9 million in the 1999 fiscal year and $147.7 million in the 1998 fiscal year. The Company anticipates that the level of capital expenditures for fiscal year 2001 will total approximately $30 million, and under its amended bank credit facility, cannot exceed $35 million.
     In August 1997, the Company issued $150.0 million principal amount of 7.25% notes due August 1, 2027 ("Notes Due 2027"). Proceeds from the sale were used to prepay revolving loans under its bank credit agreement on the same date. The Notes Due 2027 will be redeemable as a whole or in part at the option of the Company at any time on or after August 2, 2007, and will also be redeemable at the option of the holders thereof on August 1, 2007 in amounts at 100% of their principal amount. In September 1995, the Company issued $150.0 million principal amount of 7.25% notes due September 15, 2005 ("Notes Due 2005"). The Notes Due 2005 are not redeemable prior to maturity. The Notes Due 2027 and the Notes Due 2005 are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of the Company.
     The Company has a $550.0 million unsecured revolving credit facility that expires in March 2001 ("1995 Bank Credit Agreement"). At November 22, 2000, the Company had approximately $246.2 million in unused capacity under this facility. Overnight borrowing availability under bank lines of credit were terminated, and are now available under the 2000 Bank Credit Agreement referred below.
         Loans under the 1995 Bank Credit Agreement bear interest at either (i) floating rates generally payable quarterly based on an adjusted Eurodollar rate plus 0.50% or (ii) Eurodollar rates or fixed rates that may be offered from time to time by a Lender pursuant to a competitive bid request submitted by the Company, payable up to 360 days. In addition, the Company pays an annual facility fee of 0.25%.
         On November 23, 1998, the Company established a $105.0 million credit facility with a group of banks. Loans under the facility were made directly to a Mexican financing subsidiary of the Company and were guaranteed by the Company. Subsequent to September 30, 2000, all loans have been repaid, and this facility has been terminated.
         On December 5, 2000, the Company entered into an amended bank credit agreement ("2000 Bank Credit Agreement") which extends the 1995 Bank Credit Agreement for up to 30 months. The amended facility consists of a $600.0 million revolving credit facility that provides for the issuance of letters of credit by the fronting bank in an outstanding aggregate face amount not to exceed $75.0 million, and provides short-term overnight borrowings up to $30.0 million, provided that at no time shall the aggregate principal amount of revolving loans and short-term borrowings, together with the aggregate face amount of such letters of credit issued, exceed $600.0 million. Borrowings in the amount of $315.0 million under the 1995 Bank Credit Agreement were classified as long-term debt at September 30, 2000 and represents the amount of borrowings expected to be maintained on a long-term basis under the amended facility.
         Loans under the 2000 Bank Credit Agreement bear interest at floating rates based on the Adjusted Eurodollar Rate plus 3.25%. In addition, the Company pays an annual commitment fee of 0.50% on the unused portion of the facility. The facility commitment amount will be reduced to $525.0 million on September 30, 2001 and to $450.0 million on September 30, 2002.
         The 2000 Bank Credit Agreement imposes various limitations on the liquidity and flexibility of the Company. The Agreement requires the Company to maintain minimum interest coverage and maximum leverage ratios and a specified level of net worth. In addition, the amended Agreement contains covenants applicable to the Company and all material subsidiaries, limiting the incurrence of additional indebtedness and guarantees thereof, the creation of liens and other encumbrances on properties, the making of investments or acquisitions, the sale or other disposition of property or assets, the making of cash dividend or other restricted payments, the entering into of certain lease and sale and leaseback transactions, the making of capital expenditures beyond certain limits, and entering into certain transactions with affiliates or agreements which are materially adverse to the bank lenders. All obligations under the amended facility are unconditionally guaranteed by each material existing and subsequently acquired or organized domestic subsidiary of the Company. The facility is also secured by perfected first-priority security interests in substantially all U.S. assets of the Company other than receivables, including significant real properties, inventory and fixed assets and all of the capital stock of the Company's existing and future subsidiaries, limited in the case of any foreign subsidiary to 65.0% of their capital stock. In addition, proceeds from sales of assets, except for certain exclusions, must be used to repay borrowings under the facility.
         In December 1997, the Company established a five-year, $225.0 million Trade Receivables Financing Agreement ("Receivables Facility") with a bank. The amount of borrowings allowable under the Receivables Facility at any time is a function of the amount of then-outstanding eligible trade accounts receivable up to $225.0 million. Loans under the Receivables Facility bear interest, with terms up to 270 days, at the bank's commercial paper dealer rate plus 0.1875%. A commitment fee of 0.125% is charged on the unused portion of the Receivables Facility. At November 22, 2000, $176.3 million in borrowings under this facility with remaining maturities of up to 35 days was outstanding.

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

         The Company enters into contracts to purchase cotton under the Southern Mill Rules ratified and adopted by the American Textile Manufacturers Institute, Inc. and American Cotton Shippers Association. Under these contracts and rules, nonperformance by either the buyer or seller may result in a net cash settlement of the difference between the current market price of cotton and the contract price. If the Company decided to refuse delivery of its open firm commitment cotton contracts at September 30, 2000, and market prices of cotton decreased by 10%, the Company would be required to pay a net settlement provision of approximately $4.0 million. However, the Company has not utilized this net settlement provision in the past, and does not anticipate using it in the future.

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in fiscal years beginning after June 15, 2000. The Company is required to adopt the new statement effective October 1, 2000. Under the statement, all derivatives will be required to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Based on the Company's derivative positions at September 30, 2000, the Company estimates that upon adoption it will report a net gain in accumulated other comprehensive income (loss) of $1.4 million.

Legal and Environmental Contingencies

The Company and its subsidiaries have sundry claims and other lawsuits pending against them and also have certain guarantees that were made in the ordinary course of business. The Company makes provisions in its financial statements for litigation based on the Company's assessment of the possible outcome of such litigation, including the possibility of settlement.

         Also, the Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, by the environmental agencies in several states and by private parties as potentially responsible parties ("PRPs") at 19 hazardous waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. With respect to certain of these sites, other persons have also been identified as potentially responsible parties, and in such circumstances the responsibility for cleanup and other remedial activities is typically shared among such parties based on an allocation formula. The Company is currently involved in remedial activities at three of these sites under federal laws. It is also involved in environmental cleanups at 16 other sites under state laws. The Company may also be liable for environmental contingencies at 25 other sites pursuant to contractual obligations resulting from divested property or with respect to environmental cleanups that may be identified in the future. The Company has established reserves in its financial statements for such environmental liabilities in the aggregate amount of $3.2 million at September 30, 2000, estimated to be paid primarily over the next five years. The provision for environmental liabilities is based on the Company's estimate of allocations of liability among potentially responsible parties (and the likelihood of contribution by such parties), information concerning the scope of contamination, estimated remediation costs, estimated transaction costs and other factors.
         It is not possible with certainty to determine the ultimate liability of the Company with respect to the matters described in the preceding paragraphs, but in the opinion of management their outcome should have no material adverse effect on the financial condition or results of operations of the Company.

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

Forward-Looking Statements

       With the exception of historical information, the statements contained in Management's Discussion and Analysis of Results of Operations and Financial
Condition and in other parts of this report include statements that are forward-looking statements within the meaning of applicable federal securities laws and are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among other things, global economic activity, the success of the Company's overall business strategy, the Company's relationships with its principal customers and suppliers, the success of the Company's operations in other countries, the demand for textile products, the cost and availability of raw materials and labor, the Company's ability to refinance and service its existing debt and to finance its capital expenditures and working capital needs, the level of the Company's indebtedness and the exposure to interest rate fluctuations, governmental legislation and regulatory changes, and the long-term implications of regional trade blocs and the effect of quota phase-out and lowering of tariffs under the WTO trade regime and of the changes in U.S. apparel trade as a result of recently-enacted Caribbean Basin and Sub-Saharan African trade legislation. Other risks and uncertainties may also be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF OPERATIONS
BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

For the 52 weeks ended  September 30, 2000 and October 2, 1999, and the 53 weeks ended October 3, 1998
(Amounts in thousands, except for per share amounts)

                                            2000         1999          1998
                                         -----------  -----------   -----------

Net sales                              $  1,620,247 $  1,651,689 $   2,010,414
Cost of sales                             1,434,867    1,426,311     1,659,485
                                         -----------  -----------   -----------
Gross profit                                185,380      225,378       350,929
Selling, general and
 administrative expenses                    138,725      143,171       148,383
Provision for doubtful accounts               4,380        5,482         1,677
Provision for restructuring
 and impairments                             67,003       62,069             0
Amortization of goodwill                     16,715       17,810        18,100
Write-off of goodwill                       463,247            0             0
                                         -----------  -----------   -----------
Operating income (loss) before
 interest and taxes                        (504,690)      (3,154)      182,769
Interest expense                             66,264       58,420        59,544
Equity in income of joint ventures          (10,263)      (6,357)       (2,980)
Other expense (income) - net                (12,043)      (7,868)       (3,807)
                                         -----------  -----------   -----------
Income (loss) before income taxes          (548,648)     (47,349)      130,012
Income tax expense (benefit):
  Current                                    10,004        4,163        38,681
  Deferred                                  (31,680)     (20,018)       10,879
                                         -----------  -----------   -----------
    Total income tax
     expense (benefit)                      (21,676)     (15,855)       49,560
                                         -----------  -----------   -----------
Net income (loss)                      $   (526,972)$    (31,494)$      80,452
                                         ===========  ===========   ===========


Net income (loss) per common share:
  Basic earnings (loss) per share      $     (10.12)$      (0.57)$        1.33
  Diluted earnings (loss) per share    $     (10.12)$      (0.57)$        1.32







See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

As of September 30, 2000 and October 2, 1999
(Amounts in thousands)
                                                     2000             1999
                                                  -----------      -----------
ASSETS
Current assets:
Cash and cash equivalents                      $      26,172     $     17,402
Short-term investments                                13,167           18,307
Customer accounts receivable after deductions
  of $16,866 and $18,258 for the
  respective dates for doubtful accounts,
  discounts, returns and allowances                  269,209          251,781
Sundry notes and accounts receivable                  31,792           23,444
Inventories                                          287,969          317,554
Prepaid expenses                                       3,476            5,371
                                                  -----------      -----------
    Total current assets                             631,785          633,859
Fixed assets, at cost:
Land and land improvements                            30,761           31,807
Buildings                                            410,248          419,569
Machinery, fixtures and equipment                    658,597          644,765
                                                  -----------      -----------
                                                   1,099,606        1,096,141
Less accumulated depreciation and amortization       487,739          454,909
                                                  -----------      -----------
    Fixed assets - net                               611,867          641,232
Other assets:
Investments and receivables                           60,217           68,103
Intangibles and deferred charges                      47,731           40,452
Goodwill                                                   0          492,629
                                                  -----------      -----------
    Total other assets                               107,948          601,184
                                                  -----------      -----------
                                               $   1,351,600     $  1,876,275
                                                  ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings                          $       3,400     $          0
Long-term debt due currently                          30,470              470
Accounts payable - trade                              86,892           80,176
Sundry payables and accrued expenses                  97,552           79,612
Income taxes payable                                   2,024            1,166
Deferred income taxes                                 22,560           40,171
                                                  -----------      -----------
      Total current liabilities                      242,898          201,595
Long-term liabilities:
Long-term debt                                       865,980          880,957
Other                                                 58,288           57,657
                                                  -----------      -----------
     Total long-term liabilities                     924,268          938,614
Deferred income taxes                                 89,659          106,817
Shareholders' equity:
Common stock issued (Note H)                             689              684
Capital in excess of par value                       884,643          884,347
Accumulated deficit                                 (612,315)         (85,343)
Accumulated other comprehensive income (loss)        (22,452)         (14,658)
Cost of common stock held in treasury               (155,790)        (155,781)
                                                  -----------      -----------
     Total shareholders' equity                       94,775          629,249
                                                  -----------      -----------
                                                $  1,351,600     $  1,876,275
                                                  ===========      ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

For the 52 weeks ended  September 30, 2000 and October 2, 1999, and the 53 weeks ended October 3, 1998
(Amounts in thousands)

                                                                               Accumulated
                                                Capital in                       other         Treasury
                                    Common      excess of      Accumulated    comprehensive     shares,
                                    Stock       par value       deficit       income (loss)     at cost       Total
                                  ----------   -----------   ------------   --------------   ------------  -----------

Balance September 27, 1997        $    684     $ 882,837      $(134,301)    $    (10,211)    $ (108,283)   $ 630,726
Net income for the period                                        80,452                                       80,452
Translation adjustments                                                           (7,146)                     (7,146)
                                                                                                           ----------
Comprehensive income                                                                                          73,306
Purchase of treasury stock                                                                      (38,747)     (38,747)
Issuance of treasury stock                        (2,285)                                         2,436          151
Amortization of unearned
    compensation                                     125                                                         125
Exercise of stock options                         (1,254)                                        25,746       24,492
Conversion of note                                 1,199                                          4,906        6,105
Tax benefit on stock options                       4,063                                                       4,063
                                   --------   -----------   ------------   --------------   ------------  -----------
Balance October 3, 1998                684       884,685        (53,849)         (17,357)      (113,942)     700,221
Net loss for the period                                         (31,494)                                     (31,494)
Translation adjustments                                                            1,084                       1,084
Unrealized gains on securities
 (net of income taxes of $870)                                                     1,615                       1,615
                                                                                                          -----------
Comprehensive income (loss)                                                                                  (28,795)
Purchase of treasury stock                                                                      (41,994)     (41,994)
Issuance of treasury stock                          (378)                                           155         (223)
Amortization of unearned
    compensation                                      40                                                          40
                                   --------   -----------   ------------   --------------   ------------  -----------
Balance October 2, 1999                684       884,347        (85,343)         (14,658)      (155,781)     629,249
Net loss for the period                                        (526,972)                                    (526,972)
Translation adjustments                                                             (947)                       (947)
Less: reclassification adjustment
    for realized gain included in
    net loss                                                                      (5,507)                     (5,507)
Unrealized losses on securities
 (net of income taxes of $388)                                                      (721)                       (721)
Less: reclassification adjustment
    for realized gains included in
    net loss (net of income taxes
    of $333)                                                                        (619)                       (619)
                                                                                                          -----------
Comprehensive income (loss)                                                                                 (534,766)
Awards issued under
    Equity Incentive Plans               5           (26)                                            (9)         (30)
Amortization of unearned
    compensation                                     322                                                         322
                                   --------   -----------   ------------   --------------   ------------  -----------
Balance September 30, 2000        $    689    $  884,643    $  (612,315)   $     (22,452)   $  (155,790)  $   94,775
                                   ========   ===========   ============   ==============   ============  ===========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

For the 52 weeks ended  September 30, 2000 and October 2, 1999, and the 53 weeks ended October 3, 1998
(Amounts in thousands)
                                               2000        1999        1998
                                             ----------  ----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                          $  (526,972)$   (31,494)$   80,452
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
   Depreciation and amortization of
   fixed assets                                 67,096      64,757     68,375
   Provision for doubtful accounts               4,380       5,482      1,677
   Amortization of intangibles and
    deferred debt expense                       17,602      18,170     18,455
   Write-off of goodwill                       463,247           0          0
   Equity in loss of joint ventures                837       3,052          0
   Deferred income taxes                       (31,680)    (20,018)    10,879
   Translation gain on liquidation
    of subsidiary                               (5,507)          0          0
   Gain on disposal of assets                     (990)     (4,328)      (512)
   Provision for restructuring
    and impairments                             67,003      62,069          0
   Changes in assets and liabilities:
      Customer accounts receivable - net       (21,808)     31,543     40,974
      Sundry notes and accounts receivable      (8,348)     (7,634)    (7,114)
      Inventories                               29,585      (5,560)   (14,877)
      Prepaid expenses                           1,895      (2,288)      (479)
      Accounts payable and accrued expenses     (3,407)    (29,174)   (39,577)
   Change in income taxes payable                  858         726     (5,903)
   Other                                        (7,466)    (18,577)   (14,969)
                                             ----------  ----------  ---------
        Total adjustments                      573,297      98,220     56,929
                                             ----------  ----------  ---------
Net cash provided by operating activities       46,325      66,726    137,381
                                             ----------  ----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                         (73,773)   (141,539)  (140,333)
  Proceeds from sales of assets                 11,091      55,884     10,559
  Investment in joint ventures                    (446)     (5,366)    (7,375)
  Change in investments                          7,838        (451)      (233)
                                             ----------  ----------  ---------
Net cash used by investing activities          (55,290)    (91,472)  (137,382)
                                             ----------  ----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Changes in short-term borrowings               3,400     (14,200)    14,200
  Repayments of long-term debt                 (11,665)    (36,880)  (217,606)
  Proceeds from issuance of long-term debt      26,000     119,000    216,021
  Proceeds from exercise of stock options            0           0     24,492
  Purchase of treasury stock                         0     (41,994)   (38,747)
                                             ----------  ----------  ---------
Net cash provided (used) by
 financing activities                           17,735      25,926     (1,640)
                                             ----------  ----------  ---------
Net change in cash and cash equivalents          8,770       1,180     (1,641)
Cash and cash equivalents at
 beginning of period                            17,402      16,222     17,863
                                             ----------  ----------  ---------
Cash and cash equivalents at end of period $    26,172 $    17,402 $   16,222
                                             ==========  ==========  =========


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

Impairment of long-lived assets: When circumstances indicate, the Company evaluates the recoverability of its long-lived assets by comparing market value or estimated future undiscounted cash flows with the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

Excess of purchase cost over net assets acquired (Goodwill): The Company has historically amortized goodwill over not more than 40 years using the straight-line method, and has evaluated the recoverability of its carrying value using projected undiscounted cash flows. In 2000, the Company changed the method by which it evaluates the recoverability of enterprise-level goodwill to the market value method. As a result of this change, the Company recorded an impairment charge for the remaining carrying value of its enterprise-level goodwill (see Note B).

Deferred debt expense: Deferred debt expense is amortized over the lives of the related debt as an adjustment to interest expense.

Revenue recognition: Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.

Research expenditures: Expenditures for research and development are expensed as incurred. Total expenditures for research and development aggregated $11.8 million, $12.1 million and $14.9 million in the 2000, 1999 and 1998 fiscal years, respectively.

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

Other: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in fiscal years beginning after June 15, 2000. The Company is required to adopt the new statement effective October 1, 2000. Under the statement, all derivatives will be required to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Based on the Company's derivative positions at September 30, 2000, the Company estimates that upon adoption it will report a net gain in accumulated other comprehensive income (loss) of $1.4 million.

Note B - Restructuring and Impairment Charges

During the March quarter of 1999, the Company implemented a comprehensive reorganization plan primarily related to its apparel fabrics business. The apparel fabrics operations had been running at less than full capacity during the preceding 9-12 month period, anticipating that the surge of low-priced garment imports from Asia might only be the temporary result of the Asian financial crisis. The Company viewed this situation to be more permanent in nature and therefore decided to reduce its U.S. manufacturing capacity accordingly and utilize only its most modern facilities to be competitive. The major elements of the plan included:

         (1) The combination of two businesses--Burlington Klopman Fabrics and Burlington Tailored Fashions--into Burlington PerformanceWear. Also, Burlington Global Denim and a portion of the former Sportswear division were combined to form Burlington CasualWear.

         (2) The reduction of U.S. apparel fabrics capacity by approximately 25 percent and the reorganization of manufacturing assets, including overhead reductions throughout the Company. Seven plants have been closed or sold by the dates indicated: one department in Raeford, North Carolina and one plant in Forest City, North Carolina were closed in the March 1999 quarter; three plants in North Carolina located in Cramerton (sold in July 1999), Mooresville, and Statesville were closed during the June 1999 quarter and one plant in Hillsville, Virginia was sold in June 1999; one plant in Bishopville, South Carolina and one plant located in Oxford, North Carolina (sold in September
2000) were closed in phases and closure was completed during the March quarter 2000.

         (3)  The  plan  resulted  in  the  reduction  of  approximately   2,800
employees, with severance benefit payments to be paid over periods of up to 12 months from the termination date depending on the employee's length of service.

The cost of the reorganization was reflected in a restructuring and impairment charge, before income taxes, of $61.4 million ($58.5 million applicable to the apparel fabrics business) recorded in the second fiscal quarter ended April 3, 1999, as adjusted by $3.2 million in the fourth quarter of 1999, $0.2 million in the June quarter of 2000, and $0.5 million in the September 2000 quarter. The components of the adjusted 1999 restructuring and impairment charge included the establishment of a $17.6 million reserve for severance benefit payments, write-down of pension assets of $2.7 million for curtailment and settlement losses, write-downs for impairment of $39.1 million related to fixed assets resulting from the restructuring and a reserve of $2.0 million for lease cancellations and other exit costs expected to be paid through September 2001. Cash costs of the reorganization were substantially offset by cash receipts from asset sales and lower working capital needs.

Following is a summary of activity in the related 1999 restructuring reserves (in millions):
                                                                Lease
                                                             Cancellations
                                                Severance     and Other
                                                 Benefits     Exit Costs
                                                ---------    -------------
         March 1999 restructuring charge.......   $ 20.1         $ 2.2
         Payments..............................     (1.5)         (0.2)
                                                  ------         -----
         Balance at April 3, 1999..............     18.6           2.0
         Payments..............................     (5.7)         (0.2)
                                                  ------         -----
         Balance at July 3, 1999...............     12.9           1.8
         Payments..............................     (3.6)         (0.1)
         Adjustments...........................     (1.1)            -
                                                  ------         -----
         Balance at October 2, 1999............      8.2           1.7
         Payments..............................     (1.4)         (0.3)
                                                  ------         -----
         Balance at January 1, 2000............      6.8           1.4
         Payments..............................     (2.9)         (0.3)
                                                  ------         -----
         Balance at April 1, 2000..............      3.9           1.1
         Payments..............................     (1.3)         (0.1)
         Adjustments...........................     (1.1)            -
                                                  ------         -----
         Balance at July 1, 2000...............      1.5           1.0
         Payments..............................     (0.9)         (0.1)
         Adjustments...........................     (0.3)         (0.2)
                                                  ------         -----
         Balance at September 30, 2000.........   $  0.2         $ 0.7
                                                  ======         ======

Other expenses related to the 1999 restructuring (including losses on inventories of discontinued styles, relocation of employees and equipment, and plant carrying and other costs) are charged to operations as incurred. Through September 30, 2000, $34.2 million of such costs have been incurred and charged to operations, consisting primarily of inventory losses and plant carrying costs, in the amounts of $7.1 million and $27.1 million for the 2000 and 1999 fiscal years, respectively.

During the September quarter of 2000, the Company's Board of Directors approved a plan designed to strengthen the Company's future profitability and financial flexibility. This plan addresses performance shortfalls as well as difficult market dynamics including the continued growth of textile products imports, the casual dressing trend, a drop in exports to Europe because of the weakness of the Euro, price competition in denim and other products, and retailers' efforts to reduce their inventories of interior furnishings products. The major elements of the plan include:

         (1) Realign operating capacity. The Company will reduce capacity to better align its operations with current market demand and to assure the most efficient use of assets. This includes: closing a plant in Johnson City, Tennessee and moving a portion of its production to other underutilized facilities in the first half of fiscal year 2001; reducing operations at the Clarksville, Virginia facilities of the PerformanceWear segment in the December 2000 quarter; and reducing the size of the Company's trucking fleet and closing the Gaston trucking terminal located in Belmont, North Carolina in the December 2000 quarter.

         (2) Eliminate unprofitable businesses. The PerformanceWear segment will exit its garment-making business, to include offering its facility in Cuernavaca, Mexico for sale, and will prune unprofitable product lines that do not meet expectations. Also, the Company plans to exit its Burlington House Floor Accents business by closing the tufted area rug business in Monticello, Arkansas as soon as commitments to customers can be completed and is currently negotiating sale of the remaining portion located in Low Moor, Virginia. Net sales of the Burlington House Floor Accents business were $122.3 million for the 2000 fiscal year and net operating loss was $5.3 million for the same period.

         (3) Reduce overhead. The Company has analyzed administrative and staff positions throughout the Company, and identified a number of opportunities to consolidate and reduce cost. This will result in job reductions in division and corporate staff areas primarily during the December and March quarters of fiscal year 2001.

         (4) Pay down debt. Company-wide initiatives to sell non-performing assets, reduce working capital, and decrease capital expenditures will free up cash that will be used to reduce debt and improve financial flexibility. The Company has initiated the refinancing of its bank credit facilities (see Note
F).

The closings and overhead reductions outlined above will result in the elimination of approximately 2,450 jobs in the United States and 950 jobs in Mexico, with severance benefit payments to be paid over periods of up to 12 months from the termination date depending on the employee's length of service.

This plan resulted in a pre-tax charge for restructuring, asset write-downs and impairment of $67.7 million. The Company will also incur approximately $10.0 to $12.0 million of runout charges related to this restructuring, primarily in the first two quarters of fiscal 2001. The components of the 2000 restructuring and impairment charge included the establishment of a $19.7 million reserve for severance benefit payments, write-downs for impairment of $38.0 million (including $12.7 million of goodwill) related to long-lived assets resulting from the restructuring and a reserve of $10.0 million primarily for lease cancellation costs expected to be paid through December 2001.

Following is a summary of activity in the related 2000 restructuring reserves (in millions):
                                                                Lease
                                                            Cancellations
                                                Severance     and Other
                                                 Benefits     Exit Costs
                                                ---------   -------------
         September 2000 restructuring charge...   $ 19.7       $  10.0
         Payments..............................     (0.4)            -
                                                  ------       -------
         Balance at September 30, 2000.........   $ 19.3       $  10.0
                                                  ======       =======

Other expenses related to the 2000 restructuring (including losses on inventories of discontinued styles, relocation of employees and equipment, and plant carrying and other costs) are charged to operations as incurred. Through September 30, 2000, $8.1 million of such costs have been incurred and charged to operations, consisting primarily of inventory losses.

Assets that have been sold, or are held for sale at September 30, 2000 and are no longer in use, were written down to their estimated fair values less costs of sale. Assets held for sale continue to be included in the Fixed Assets caption on the balance sheet in the amount of $36.4 million. The Company, through its Real Estate and Purchasing departments, is actively marketing the affected real estate and equipment. The active plan to sell the assets includes the preparation of a detailed property marketing package to be used in working with real estate and used equipment brokers and other channels, including other textile companies, the local Chamber of Commerce and Economic Development and the State Economic Development Department. The Company anticipates that the divestitures of real estate and equipment will be completed within 18 months from the date of closing. However, the actual timing of the disposition of these properties may vary due to their locations and market conditions.

In 2000, the Company changed its method of evaluating the recoverability of enterprise-level goodwill from the undiscounted cash flow method to the market value method. Under the market value method, impairment is measured by the excess of the Company's net book value over its market capitalization. The Company believes the market value method is preferable because it results in a more objective measurement of recoverability and better reflects the value of goodwill as perceived by investors. Since the excess of the Company's net book value over its market capitalization exceeded the carrying value of the Company's enterprise-level goodwill, the change in method resulted in an impairment charge to write-off the remaining carrying value of enterprise-level goodwill of $463.2 million, or ($8.89) per share. This change represents a change in method that is inseparable from a change in estimate and, accordingly, the effect of the change has been reflected as an impairment charge in the accompanying 2000 statement of operations. The Company's bank credit agreements have been amended to allow for this change in accounting for goodwill. Prior to the change, goodwill was amortized using the straight-line method over not more than 40 years. At adoption of the change, the accumulated amortization of goodwill was $234.4 million compared to $217.7 million at October 2, 1999.

Note C - Investments

The Company's investments in marketable securities at September 30, 2000 and October 2, 1999 consisted of the following (in millions):

                                         Gross        Gross     Estimated
                           Amortized   Unrealized   Unrealized    Fair
                             Cost        Gain         Loss        Value
                           ---------   ----------   ----------  ---------
2000

U.S. municipal bonds
 (due after five years
  through ten years)       $  17.5      $  0.2        $ (0.4)      $ 17.3
Equity securities              5.4         0.9          (0.2)         6.1
Money market funds             4.7           -             -          4.7
                           -------      ------        ------       ------
                           $  27.6      $  1.1        $ (0.6)      $ 28.1
                           =======      ======        ======       ======

1999

U.S. municipal bonds
 (due after five years
  through ten years)       $  20.3      $    -        $ (0.3)      $ 20.0
International bond funds       3.7         0.5             -          4.2
Equity securities              4.4         2.1             -          6.5
Money market funds             8.3         0.2             -          8.5
                           -------      ------        ------       ------
                           $  36.7      $  2.8        $ (0.3)      $ 39.2
                           =======      ======        ======       ======

Proceeds from sales of available-for-sale securities were $31.8 million and $19.8 million during the 2000 and 1999 fiscal years, respectively, and gross purchases were $24.6 million and $20.7 million, respectively. Gross gains of $1.2 million ($1.8 million in 1999) and gross losses of $0.3 million ($0.1 million in 1999) were realized on these sales. At September 30, 2000, approximately $18.6 million of marketable securities are required to be maintained in conjunction with insurance programs, compared to $23.3 million at October 2, 1999.

The following is combined summarized unaudited financial information of the Company's investments in affiliates that are accounted for on the equity method (in millions):
                                                 2000         1999         1998
                                              --------     --------     --------

   Earnings data:
         Revenue.............................  $ 474.8      $ 453.5      $ 194.2
         Gross profit........................     37.1         27.6         13.1
         Net income..........................      1.3          0.9          3.5
   Balance sheet data:
         Current assets......................  $ 109.2      $ 102.2
         Noncurrent assets...................    206.7        221.0
         Current liabilities.................     53.6         38.2
         Noncurrent liabilities..............     61.5         37.2

The earnings data above includes the earnings recorded by the Company's textured yarn joint venture combined with the income (loss) of other affiliates. Under the terms of the textured yarn joint venture agreement, the Company is entitled to receive the first $12.0 million of cash flow for each of the first five years of operations which began in the June quarter of 1998. Subsequent to this five-year period, distributions and earnings are to be allocated based on ownership percentages. The Company purchased raw materials in the amount of $50.1 million and $42.1 million from these affiliates during the 2000 and 1999 fiscal years, respectively.

Note D - Inventories

Inventories are summarized as follows (in thousands):
                                                            2000        1999
                                                          ---------  ---------
    Inventories at average cost:
        Raw materials................................     $  27,345  $  34,468
        Stock in process.............................        77,978     88,042
        Produced goods...............................       198,176    207,804
        Dyes, chemicals and supplies.................        22,618     21,269
                                                          ---------  ---------
                                                            326,117    351,583
        Less excess of average cost over LIFO........        38,148     34,029
                                                          ---------  ---------
            Total....................................     $ 287,969  $ 317,554
                                                          =========  =========

Inventories valued using the LIFO method comprised approximately 89% and 90% of consolidated inventories at September 30, 2000 and October 2, 1999, respectively. Liquidation of prior years' LIFO inventory layers in the 2000 and 1999 fiscal years did not materially affect cost of sales in those periods

Note E - Sundry Payables and Accrued Expenses

Sundry payables and accrued expenses consisted of the following (in thousands):

                                                             2000       1999
                                                          ---------  ---------
     Sundry accounts payable.........................     $   2,987  $   3,880
     Accrued expenses:
         Payroll and employee benefits...............        57,071     48,891
         Taxes, other than income taxes..............         6,690      8,735
         Interest....................................         8,116      4,413
         Other.......................................        22,688     13,693
                                                          ---------  ---------
             Total...................................     $  97,552  $  79,612
                                                          =========  =========

Note F - Long-term Debt

Long-term debt consisted of the following (in thousands):
                                                              2000        1999
                                                          ----------  ----------
  1995 Bank Credit Agreement...........................   $  345,000  $  319,000
  1998 Bank Credit Agreement...........................       83,000      94,000
  Receivables Facility.................................      165,550     165,157
  Senior Debentures due 2005...........................      149,943     149,931
  Senior Debentures due 2027...........................      149,387     149,299
  Other indebtedness with various rates and maturities.        3,570       4,040
                                                          ----------  ----------
                                                             896,450     881,427
  Less long-term debt due currently....................       30,470         470
                                                          ----------  ----------
    Total..............................................   $  865,980  $  880,957
                                                          ==========  ==========

Bank Financing: The Company has an unsecured credit agreement ("1995 Bank Credit Agreement"), consisting of a $550.0 million Revolving Credit Facility with a final maturity on March 31, 2001. The Agreement provides for the issuance of letters of credit by the fronting bank in an outstanding aggregate face amount not to exceed $75.0 million, provided that at no time shall the aggregate principal amount of Revolving Loans, together with the aggregate face amount of such letters of credit issued, exceed $550.0 million. At September 30, 2000, letters of credit outstanding issued by the fronting bank were approximately $10.5 million, and the unused portion of the revolving facility commitment was approximately $194.5 million. At September 30, 2000, additional overnight borrowings up to $42.0 million were also available under bank lines of credit. Overnight borrowings are now available under the 2000 Bank Credit Agreement described below.

Loans under the 1995 Bank Credit Agreement bear interest at either (i) floating rates generally payable quarterly based on the Adjusted Eurodollar Rate plus 0.50% or (ii) Eurodollar rates or fixed rates that may be offered from time to time by a Lender pursuant to a competitive bid request submitted by the Company, payable up to 360 days. In addition, the Company pays an annual facility fee of 0.25%. At September 30, 2000, the average interest rate under this agreement was 7.24%.

In November, 1998, the Company established a $105 million credit facility with a group of banks ("1998 Bank Credit Agreement"). At September 30, 2000, the average interest rate under this agreement was 7.66% and the unused portion of the facility commitment was $22.0 million. Loans under the 1998 Bank Credit Agreement were made directly to a Mexican financing subsidiary of the Company and were guaranteed by the Company. Subsequent to September 30, 2000, all loans have been repaid and this facility has been terminated.

On December 5, 2000, the Company entered into an amended bank credit agreement ("2000 Bank Credit Agreement") which extends the 1995 Bank Credit Agreement for up to 30 months. The amended facility consists of a $600.0 million revolving credit facility that provides for the issuance of letters of credit by the fronting bank in an outstanding aggregate face amount not to exceed $75.0 million, and provides short-term overnight borrowings up to $30.0 million, provided that at no time shall the aggregate principal amount of revolving loans and short-term borrowings, together with the aggregate face amount of such letters of credit issued, exceed $600.0 million. Borrowings in the amount of $315.0 million under the 1995 Bank Credit Agreement were classified as long-term debt at September 30, 2000 and represents the amount of borrowings expected to be maintained on a long-term basis under the amended facility.

Loans under the 2000 Bank Credit Agreement bear interest at floating rates based on the Adjusted Eurodollar Rate plus 3.25%. In addition, the Company pays an annual commitment fee of 0.50% on the unused portion of the facility. The facility commitment amount will be reduced to $525.0 million on September 30, 2001 and to $450.0 million on September 30, 2002.

The 2000 Bank Credit Agreement imposes various limitations on the liquidity and flexibility of the Company. The Agreement requires the Company to maintain minimum interest coverage and maximum leverage ratios and a specified level of net worth. In addition, the amended Agreement contains covenants applicable to the Company and all material subsidiaries, limiting the incurrence of additional indebtedness and guarantees thereof, the creation of liens and other encumbrances on properties, the making of investments or acquisitions, the sale or other disposition of property or assets, the making of cash dividend or other restricted payments, the entering into of certain lease and sale and leaseback transactions, the making of capital expenditures beyond certain limits, and entering into certain transactions with affiliates or agreements which are materially adverse to the bank lenders. All obligations under the amended facility are unconditionally guaranteed by each material existing and subsequently acquired or organized domestic subsidiary of the Company. The facility is also secured by perfected first-priority security interests in substantially all U.S. assets of the Company other than receivables, including significant real properties, inventory and fixed assets and all of the capital stock of the Company's existing and future subsidiaries, limited in the case of any foreign subsidiary to 65.0% of their capital stock. In addition, proceeds from sales of assets, except for certain exclusions, must be used to repay borrowings under the facility.

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

Maturities: As of September 30, 2000, aggregate annual maturities of long-term debt for the next five years are $30.5 million in 2001, $0.0 million in 2002, $480.6 million in 2003, $83.0 million in 2004 and $149.9 million in 2005.

See Note P for information on financial instruments utilized to manage interest rate exposure.

Note G - Leases

Minimum commitments for rental expenditures under noncancellable operating leases are as follows (in thousands):

          2001.............................................    $  15,899
          2002.............................................       11,701
          2003.............................................        7,360
          2004.............................................        3,904
          2005.............................................        2,027
          Later years......................................        4,721
                                                               ----------
                Total minimum lease payments...............    $  45,612
                                                               ==========

Approximately 23% of the operating leases pertain to real estate. The remainder covers a variety of machinery and equipment. Certain operating leases, principally for office facilities, contain escalation clauses for increases in operating costs, property taxes and insurance. For the 2000, 1999 and 1998 fiscal years, rental expense for all operating leases was $22.4 million, $22.0 million and $20.4 million, respectively. Sublease income was not material in any of these years.

Note H - Shareholders' Equity

Shares of the Company's voting and nonvoting common stock, par value $.01 per share, authorized, issued and outstanding at September 30, 2000 and October 2, 1999, respectively, were as follows:

                                       Shares          Shares           Shares
   September 30, 2000                Authorized        Issued        Outstanding
   ------------------               -----------      ----------      -----------
   Common Stock..................   200,000,000      68,410,248      52,080,719
   Nonvoting Common Stock........    15,000,000         454,301         454,301
                                    -----------      ----------      ----------
                                    215,000,000      68,864,549      52,535,020
                                    ===========      ==========      ==========

                                       Shares          Shares           Shares
   October 2, 1999                   Authorized        Issued        Outstanding
   ---------------                  -----------      ----------      -----------
   Common Stock..................   200,000,000      67,939,148      51,611,431
   Nonvoting Common Stock........    15,000,000         454,301         454,301
                                    -----------      ----------      ----------
                                    215,000,000      68,393,449      52,065,732
                                    ===========      ==========      ==========

All shares have similar rights and privileges except for voting rights. Holders of Nonvoting Common Stock are entitled, subject to certain limitations, to exchange such shares for Common Stock.

On September 30, 2000 and October 2, 1999, the Company had 30,000,000 shares of preferred stock authorized, par value $.01 per share, none of which were issued and outstanding. On December 3, 1997, the Board of Directors of the Company approved the adoption of a Stockholder Rights Plan. Under the Stockholder Rights Plan, Preferred Stock Purchase Rights were distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on December 15, 1997. Each Right will entitle a stockholder to a Unit consisting of a portion of a newly issued share of Junior Participating Preferred Stock of the Company, at an exercise price of $50.00 per Unit, subject to adjustment from time to time to prevent dilution. The Rights will not initially be exercisable. The Rights will become exercisable only if another person acquires beneficial ownership of 15 percent or more of the Company's voting Common Stock or commences a tender offer that would result in such person beneficially owning 15 percent or more of the Company's voting Common Stock. If any person becomes the beneficial owner of 15 percent or more of the Company's voting Common Stock, or if a holder of 15 percent or more of the Company's voting Common Stock engages in certain other acquisition transactions, then each outstanding Right (other than Rights owned by such 15 percent stockholder) will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Junior Participating Preferred Stock having a market value equal to twice the then-current exercise price. The Rights expire on December 4, 2007, unless earlier redeemed. The Company may generally redeem the Rights at $.01 per right at any time until the tenth day following public announcement that a person has acquired 15 percent or more of the Company's voting Common Stock.

During the 2000 fiscal year, outstanding shares changed due to (i) the issuance of 11,834 shares to settle Performance Unit awards, (ii) the issuance of 458,910 new shares of restricted nonvested stock, principally in exchange for the surrender of 1,384,943 vested stock options (see Note Q), and (iii) the forfeiture of 1,795 shares of restricted nonvested stock.

The components of accumulated other comprehensive income (loss), net of related tax, at September 30, 2000 and October 2, 1999 are as follows (in thousands):

                                                         2000        1999
                                                       --------   ---------
  Foreign currency translation adjustments........     $(22,727)  $(16,273)
  Unrealized gains (losses) on securities.........          275      1,615
                                                       --------   ---------
                                                       $(22,452)  $(14,658)
                                                       ========   ======== =

Note I - Other Expense (Income) - Net

Other expense (income) - net consisted of the following (in thousands):

                                              2000         1999         1998
                                            --------     --------     --------
    Gain on sale of assets - net.........   $ (  990)    $ (4,328)    $   (512)
    Translation gain on liquidation of
     Canadian subsidiary.................     (5,507)           -            -
    Interest income......................     (5,527)      (3,523)      (3,408)
    Other................................        (19)         (17)         113
                                            ---------    ---------    --------
         Total...........................   $(12,043)    $ (7,868)    $ (3,807)
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

Note J - Income Taxes

The sources of income (loss) before income taxes were as follows (in thousands):

                                                     2000      1999       1998
                                                  ---------  --------   --------

  United States...............................    $(544,560) $(48,168)  $125,764
  Foreign.....................................       (4,088)      819      4,248
                                                  ---------  --------   --------
       Total                                      $(548,648) $(47,349)  $130,012
                                                  ---------- =========  ========

Income tax expense (benefit) consisted of (in thousands):
                                                  2000       1999        1998
                                                --------   --------   --------
  Current:
       United States..........................  $  7,708      3,923   $ 39,228
       Foreign................................     2,296        240       (547)
                                                --------   --------   --------
            Total current                         10,004      4,163     38,681
  Deferred:
       United States..........................   (29,798)   (20,149)    10,174
       Foreign................................    (1,882)       131        705
                                                ---------  --------   --------
            Total deferred....................   (31,680)   (20,018)    10,879
                                                --------   ---------  --------
                                                $(21,676)  $(15,855)  $ 49,560
                                                ========   ========   ========

Income tax expense (benefit) is different from the amount computed by applying the U.S. federal income tax rate of 35% to income (loss) before income taxes as follows (in thousands):
                                                    2000       1999       1998
                                                 ---------   --------   --------
  U.S. tax at statutory rate..................   $(192,027) $(16,572)  $ 45,504
  Goodwill charges with no tax benefits.......     167,771     7,318      6,119
  State income taxes, net of federal effect...      (6,010)   (3,349)     1,888
  Taxes on liquidation of Canadian
   subsidiary previously considered
   permanently reinvested.....................       5,784         -          -
  Foreign Sales Corporation...................        (733)   (3,166)    (3,581)
  Other foreign tax items.....................       2,420    (1,597)    (1,405)
  Other.......................................       1,119     1,511      1,035
                                                 ---------- --------   --------
                                                 $ (21,676) $(15,855)  $ 49,560
                                                 ========== ========   ========

At September 30, 2000, the Company had $58.4 million of deferred tax assets and $170.6 million of deferred tax liabilities that have been netted for presentation purposes. At October 2, 1999, the Company had $39.7 million of deferred tax assets and $186.7 million of deferred tax liabilities that have been netted for presentation purposes. Operating loss and tax credit carryforwards with related tax benefits of $6.0 million (net of $5.1 million valuation allowance) at September 30, 2000, and $2.4 million (net of $4.0 million valuation allowance) at October 2, 1999, expire from 2003 to 2015. Net deferred tax liabilities at September 30, 2000 and October 2, 1999 consisted of the following (in thousands):

                                       2000                   1999
                               --------------------   --------------------
                                Current  Noncurrent    Current  Noncurrent
                               --------  ---------    --------  ---------
   Fixed assets..............  $      -  $  83,026    $      -  $  92,881
   Inventory valuation.......    52,044          -      60,142          -
   Accruals, allowances
     and other...............   (25,003)     8,166     (17,564)    13,936
   Tax credit and
     operating loss
     carryforwards...........    (4,481)    (1,533)     (2,407)         -
                               --------  ---------    --------  ---------
        Total................  $ 22,560  $  89,659    $ 40,171  $ 106,817
                               ========  =========    ========  =========

Note K - Supplemental Disclosures of Cash Flow Information
     (in thousands)                            2000         1999          1998
                                             --------     --------     --------

     Interest paid - net...................  $ 55,675     $ 57,835     $ 56,118
                                             ========     ========     ========

     Income taxes paid - net...............  $  7,259     $  2,811     $ 45,131
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

                                                              Postretirement
                                        Pension Benefits          Benefits
                                      -------------------  ---------------------
                                        2000      1999        2000       1999
                                      --------- ---------  ----------  ---------
                                                      (in thousands)
Change in benefit obligations:
  Balance at beginning of year....... $(284,167)$(354,986) $ (16,754)  $(14,323)
  Service cost.......................    (6,254)   (7,832)      (311)      (379)
  Interest cost......................   (21,560)  (21,238)    (1,298)    (1,305)
  Contributions by plan participants.    (9,479)  (10,727)    (6,635)    (5,983)
  Benefits paid......................    31,052    37,233      9,691      8,146
  Actuarial gains (losses)...........    (3,359)   29,227     (1,261)    (3,935)
  Curtailment gains (losses).........    (4,946)   (4,995)       937      1,025
  Settlements........................    10,443    49,151          -          -
                                      --------- ---------  ---------   --------
  Balance at end of year.............  (288,270) (284,167)   (15,631)   (16,754)
                                      --------- ---------  ---------   --------

Change in fair value of plan assets:
  Balance at beginning of year.......   318,900   327,754      2,175      2,843
  Actual return on plan assets, net
   of plan expenses..................    34,744    58,803       (501)      (468)
  Contributions by employer..........     5,000     8,000      3,298      1,963
  Contributions by plan participants.     9,479    10,727      6,635      5,983
  Benefits paid......................   (31,052)  (37,233)    (9,691)    (8,146)
  Settlements........................   (10,443)  (49,151)         -          -
                                      --------- ---------  ---------   --------
  Balance at end of year.............   326,628   318,900      1,916      2,175
                                      --------- ---------  ---------   --------

Funded status........................    38,358    34,733    (13,715)   (14,579)
Unrecognized prior service cost......         -       125          -          -
Unrecognized net (gain) loss.........    (2,078)   (2,185)     9,208      9,598
                                      ---------  --------  ---------   --------
Net amount recognized in the
  consolidated balance sheet......... $  36,280 $  32,673  $  (4,507)  $ (4,981)
                                      ========= =========  =========   ========

Pension plan assets consist primarily of listed stocks and bonds and short-term investment funds. Postretirement benefit plan assets consist primarily of bonds.

The fiscal year 2000 pension plan curtailment loss was not recognized in earnings but rather reduced the unrecognized net gain in that plan in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The fiscal year 1999 pension plan curtailment losses were recognized as components of the 1999 restructuring provision or the gain on disposition of the Burlington Madison Yarn division in accordance with SFAS No. 88. The curtailment gains in the postretirement benefit plans resulting from the 2000 and 1999 restructuring plans were not recognized in earnings but rather reduced the unrecognized net losses in that plan in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Components of net benefit expense and assumptions at the fiscal year end measurement dates for the plans were as follows for the 2000, 1999 and 1998 fiscal years:

                                                            Postretirement
                               Pension Benefits                Benefits
                           ------------------------  --------------------------
                             2000     1999    1998     2000     1999      1998
                           -------- ------- -------  -------- -------- ---------
                                      (dollar amounts in thousands)

  Service cost............ $  6,254 $ 7,832 $ 7,520  $   311  $   379  $   248
  Interest cost...........   21,560  21,238  24,722    1,298    1,305    1,045
  Expected return on plan
   assets, net of plan
   expenses...............  (26,108)(26,399)(28,069)     614      413      549
  Amortization:
   Unrecognized prior
    service cost..........      125     138     156        -        -        -
   Unrecognized losses....        -      99       -      681      763      328
                           -------- ------- -------  -------  -------  -------
  Net expense............. $  1,831 $ 2,908 $ 4,329  $ 2,904  $ 2,860  $ 2,170
                           ======== ======= =======  =======  =======  =======

  Discount rate...........    8.0%    7.75%   6.75%     8.0%    7.75%    6.75%
  Long-term rate of return
   on plan assets.........    8.5%     8.5%    8.5%     8.5%     8.5%     8.5%
  Long-term rate of
   compensation increase..   3.75%    3.75%   3.75%     N/A      N/A      N/A

For the postretirement benefit plans, the assumed annual rate of increase in health care expenses was 6% in the 2000 and 1999 fiscal years. This rate was assumed to remain at 6% after fiscal year 2000. A one percentage point increase in the assumed health care cost trend rate would have increased the Accumulated Projected Benefit Obligation (APBO) by $0.8 million at September 30, 2000 and increased the aggregate service and interest cost components of postretirement benefit expense for fiscal year 2000 by $0.1 million. A one percentage point decrease in the assumed health care cost trend rate would have decreased the APBO by $0.8 million at September 30, 2000 and decreased the aggregate service and interest cost components of postretirement benefit expense for fiscal year 2000 by $0.1 million.

Note M - Defined Contribution Plans

Effective January 1, 1999, the Company instituted a 401(k) Savings Plan for all U.S. employees (and certain employees in foreign countries) with one or more years of service. The Company discontinued making contributions to its Employee Stock Ownership Plan ("ESOP") after the 1998 plan year, and the ESOP was merged into the 401(k) Savings Plan. The 401(k) Savings Plan provides for Company contributions of cash and/or Common Stock on a sliding scale based on the level of the employee's contribution. During the 2000 and 1999 fiscal years, cash contributions of $9.2 million and $9.3 million, respectively, were made to the 401(k) Savings Plan and charged to operations. Pursuant to a Board-established formula linked to the Company's annual operating results, cash contributions of $5.3 million were made to the ESOP and charged to operations for fiscal year 1998.

Note N - Contingencies

The Company and its subsidiaries have sundry claims and other lawsuits pending against them and also have certain guarantees that were made in the ordinary course of business. The Company makes provisions in its financial statements for litigation based on the Company's assessment of the possible outcome of such litigation, including the possibility of settlement.

Also, the Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, by the environmental agencies in several states and by private parties as potentially responsible parties ("PRPs") at 19 hazardous waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. With respect to certain of these sites, other persons have also been identified as potentially responsible parties, and in such circumstances the responsibility for cleanup and other remedial activities is typically shared among such parties based on an allocation formula. The Company is currently involved in a remedial investigation at three of these sites under federal laws. It is also involved in environmental cleanups at 16 other sites under state laws. The Company may also be liable for environmental contingencies at 25 other sites pursuant to contractual obligations resulting from divested property or with respect to environmental cleanups that may be identified in the future.

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
                                               (In millions)

         Balance at October 3, 1998............   $   4.7
         Payments..............................      (1.2)
                                                  -------
         Balance at October 2, 1999............       3.5
         Adjustments...........................       0.2
         Payments..............................      (0.5)
                                                  -------
         Balance at September 30, 2000.........   $   3.2
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

The Company has three reportable segments that are based on its internal organizational structure: PerformanceWear, CasualWear and Interior Furnishings. The PerformanceWear segment includes woven synthetic fabrics, worsted and worsted wool blend fabrics and apparel, and yarn operations that supply PerformanceWear products. The CasualWear segment consists of denim and woven cotton and cotton blend fabrics and apparel. Products included in the Interior Furnishings segment are fabrics for upholstery, window coverings, bedroom ensembles, and mattress ticking; bath, area and accent rugs; and tufted synthetic carpet and carpet tiles for commercial uses. The "Other" category includes transportation and miscellaneous ancillary operations.

Sales, income (loss) before income taxes and total assets for the Company's reportable segments are presented below (in millions). The Company evaluates performance and allocates resources based on profit or loss before interest, amortization of goodwill, restructuring charges, certain unallocated corporate expenses, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at cost and are primarily related to transportation operations included in the "Other" category.

                                              2000     1999     1998
                                            -------- -------- --------
                                                              (53-week
                                                                 year)
Net Sales
         PerformanceWear........            $  587.3 $  611.7 $  852.3
         CasualWear.............               242.5    257.1    342.1
         Interior Furnishings...               792.3    758.0    792.2
         Other..................                34.1     36.0     39.4
                                            -------- -------- --------
                                             1,656.2  1,662.8  2,026.0
         Less:
          Intersegment sales....               (36.0)   (11.1)   (15.6)
                                            -------- -------- --------
                                            $1,620.2 $1,651.7 $2,010.4
                                            ======== ======== ========

Income (Loss) before
  Income Taxes
         PerformanceWear........            $   13.9 $   18.4 $   90.0
         CasualWear.............                (8.3)    (2.9)    38.0
         Interior Furnishings...                63.3     78.0     88.0
         Other..................                (2.1)     1.9      2.5
                                            -------- -------- --------
           Total reportable
         segments............                   66.8     95.4    218.5
         Corporate expenses.....               (14.2)   (12.3)   (14.7)
         Goodwill amortization..               (16.7)   (17.8)   (18.1)
         Write-off of goodwill..              (463.2)       -        -
         Restructuring charges..               (67.0)   (62.1)       -
         Interest expense.......               (66.3)   (58.4)   (59.5)
         Other (expense)
           income - net.......                  12.0      7.9      3.8
                                            -------- -------- --------
                                            $ (548.6)$  (47.3)$  130.0
                                            ======== ======== ========

Total Assets
         PerformanceWear........            $  528.2 $  542.6 $  584.9
         CasualWear.............               303.8    301.3    282.1
         Interior Furnishings...               428.2    440.4    437.9
         Other..................                54.6     66.9     60.7
         Corporate (including
          goodwill).............                36.8    525.1    547.3
                                            -------- -------- --------
                                            $1,351.6 $1,876.3 $1,912.9
                                            ======== ======== ========

The following items are included in income (loss) before income taxes:

                                              2000     1999     1998
                                            -------- -------- --------
   Equity in Income (Loss) of
    Equity Method Investees
      PerformanceWear........               $   11.1 $    9.4 $    4.2
         CasualWear.............            $   (0.8)$   (3.0)$   (1.2)

   Depreciation and Amortization
         PerformanceWear........            $   28.1 $   25.7 $   29.8
         CasualWear.............                13.5     12.7     11.9
         Interior Furnishings...                23.4     23.5     24.3
         Other..................                 0.4      0.5      0.6
         Corporate..............                 1.7      2.4      1.7
                                            -------- -------- --------
                                            $   67.1 $   64.8 $   68.3
                                            ======== ======== ========

The following items are included in the determination of total assets:

                                              2000     1999     1998
                                            -------- -------- --------
   Investments in Equity
    Method Investees
      PerformanceWear........               $   11.6 $   10.9 $   12.4
         CasualWear.............            $    7.0 $   16.4 $   11.1

   Capital Expenditures
         PerformanceWear........            $   42.9 $   67.3 $   61.6
         CasualWear.............                11.7     57.3     55.7
         Interior Furnishings...                17.8     16.3     20.5
         Other..................                   -        -        -
         Corporate..............                 1.4      0.6      2.5
                                            -------- -------- --------
                                            $   73.8 $  141.5 $  140.3
                                            ======== ======== ========

The Company primarily markets its products to approximately 8,000 customers in the United States. The Company also markets its products to customers in Canada, Mexico, Central and South America, Europe, Africa, Australia, and Asian countries. For the 2000 fiscal year, no single customer represented more than 10% of the Company's net sales, and the Company's 10 largest customers accounted for approximately 26% of net sales. The following table presents sales and long-lived asset information by geographic area as of and for the fiscal year ended 2000, 1999 and 1998 (in millions). The geographic sales dollars are determined generally based on the ultimate destination of the product.

                                         2000        1999        1998
                                     ----------- ----------- -----------
   Net Sales:
      United States.........         $  1,441.1  $  1,415.6  $  1,773.5
      Foreign...............         $    179.1  $    236.1  $    236.9
   Long-lived Assets:
      United States.........         $    516.7  $    548.3  $    585.8
      Foreign...............         $     95.2  $     92.9  $     56.9

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

         As of September 30, 2000 and October 2, 1999, the Company had the following interest rate swap instruments in effect (the variable rates are based on three-month LIBOR):

                           Notional
                            Amount    Fixed
                          (millions)   Rate      Period
                          ----------  -----   -----------
                             $200      7.37%  10/95-10/00
                               50      6.10%  11/97-11/02
                               50      5.72%  01/98-01/02

         In March 2000, the Company entered into a three-year interest rate cap agreement with a notional amount of $100.0 million and a fixed rate of 6.02% (the variable rate is based on three-month LIBOR). The cap agreement is with a bank that is a counterparty to both of the $50.0 million notional interest rate swap agreements, and these swap agreements were modified at the same time under terms that required no premium payment for the cap instrument. These terms changed the maturity date of the Company's 6.10%, $50 million notional swap instrument from November 2004 to November 2002 and the maturity date of its 5.72%, $50 million notional swap instrument from January 2005 to January 2002.

    FOREIGN EXCHANGE INSTRUMENTS: The Company enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on sales, raw material and fixed asset purchase transactions denominated in foreign currencies. Foreign currency receivables that have forward exchange contracts are recorded in U.S. dollars at the applicable forward rate. The foreign exchange contracts on receivables, $10.7 million at September 30, 2000, require the Company to exchange British pounds, Canadian dollar and Euro currencies for U.S. dollars and mature in one to seven months. The foreign exchange contracts on receivables, $17.4 million at October 2, 1999, required the Company to exchange British pounds, Italian lira and Euro currencies for U.S. dollars and matured in one to ten months. Forward exchange contracts related to raw material and fixed asset purchase transactions are recognized as adjustments to the bases of the underlying assets. At September 30, 2000, the Company had $0.2 million of forward currency exchange contracts maturing in one to four months related to purchases of fixed assets denominated in the Euro currency, compared to $6.2 million at October 2, 1999 related to purchases of wool and fixed assets denominated in Australian dollars, Italian lira and Euro currencies. At September 30, 2000 and October 2, 1999, deferred gains and losses on foreign exchange contracts are not material to the consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS: It is estimated that the carrying value of the Company's financial instruments approximated fair value at September 30, 2000 and October 2, 1999, unless indicated otherwise below. The following methods and assumptions were used in estimating the fair values of financial instruments:

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

Short-term and Long-term Debt: The fair value is estimated by obtaining quotes from brokers or based on current rates offered for similar debt. At September 30, 2000, long-term debt with a carrying value of $896.5 million had an estimated fair value of $760.3 million. At October 2, 1999, long-term debt with a carrying value of $881.4 million had an estimated fair value of $795.5 million.

Interest Rate Instruments: The fair values are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties. At September 30, 2000 and October 2, 1999, the carrying amounts of these instruments were a $0.01 million liability and a $0.9 million liability, respectively. At September 30, 2000 and October 2, 1999, the Company estimates it would have received $2.4 million and paid $1.6 million to terminate the agreements, respectively.

Foreign Currency Contracts: The fair values of foreign currency contracts (used for hedging purposes) are estimated by obtaining quotes from brokers. At September 30, 2000 and October 2, 1999, carrying amounts related to foreign currency contracts in the consolidated balance sheets were not material. At September 30, 2000, foreign currency contracts to pay $0.2 million had an estimated fair value of $0.2 million, and foreign currency contracts to receive $10.7 million had an estimated fair value of $10.3 million. At October 2, 1999, foreign currency contracts to pay $6.2 million had an estimated fair value of $6.1 million, and foreign currency contracts to receive $17.4 million had an estimated fair value of $17.6 million.

Note Q - Stock-Based Compensation

Under the Company's various Equity Incentive Plans, the Company is authorized to award restricted nonvested shares of the Company's common stock, options to purchase common stock, or Performance Unit/Share awards that are dependent upon achievement of specified performance goals and are payable in common stock and cash. Stock options granted generally have a maximum term of 10 years. Under these plans at September 30, 2000, 300,534 shares of common stock are reserved to settle Performance Unit/Share awards currently outstanding and 1,486,562 shares to settle additional future awards remain available.

A summary of the Company's stock option activity and related information follows:

                               2000               1999                1998
                         -----------------  -----------------  -----------------
                                 Weighted-          Weighted-          Weighted-
                                  Average            Average            Average
                         Options Exercise   Options Exercise   Options Exercise
                          (000)    Price     (000)    Price     (000)    Price
                         ------- ---------  ------- ---------  ------- ---------
Outstanding at
 beginning of year.....   4,508   $11.21     3,689   $11.79     5,754   $11.58
Granted................   1,821     3.78     1,093     9.15       253    14.78
Exercised..............       -        -         -        -    (2,136)   11.46
Forfeited/exchanged....  (1,797)   11.40      (274)   10.83      (182)   13.07
                         ------             ------             ------
Outstanding at
 end of year...........   4,532   $ 8.15     4,508   $11.21     3,689   $11.79
                         ======             ======             ======

Exercisable at end
 of year...............   2,183   $11.01     3,313   $11.58     3,447   $ 8.40

Per share weighted-average
 fair value of options
 granted during the year..    $2.74              $5.47              $6.66

The following table summarizes information about stock options outstanding at September 30, 2000:

                           Options Outstanding            Options Exercisable
                 -------------------------------------   ----------------------
                                            Weighted-               Weighted-
  Range of               Weighted-Average    Average                 Average
  Exercise        Number     Remaining      Exercise       Number   Exercise
   Prices         (000)   Contractual Life    Price        (000)      Price
---------------  -------- ----------------  ---------     --------  --------

$ 3.75 to  5.38    1,743        9.1          $ 3.78            51    $ 3.77
$ 7.19 to 11.00    1,301        6.5          $ 9.38           732    $ 9.57
$11.63 to 21.93    1,488        4.0          $12.19         1,400    $12.02
                  ------                                   ------
                   4,532        6.7          $ 8.15         2,183    $11.01
                  ======                                   ======

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB 25, no compensation expense is recognized for the Company's employee stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant. On June 5, 2000, 1,384,943 employee stock options were exchanged for 409,266 shares of nonvested stock with a fair value of $3.94 per share. Total compensation cost charged (credited) to income related to nonvested restricted share and Performance Unit awards was $0.2 million, $0.0 million and $(0.8) million for the 2000, 1999 and 1998 fiscal years, respectively.

The following pro forma  information  regarding net income (loss) and net income
(loss) per share is required when APB 25 accounting is elected, and was determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 6.11%, 4.82% and 5.84% for fiscal year 2000, 1999 and 1998, respectively; volatility factors of the expected market price of the Company's common stock of 0.57 for 2000, 0.49 for 1999 and 0.35 for 1998; dividend yields of 0%; and a weighted-average expected life of the options of eight years for 2000 and 1999, and six years for 1998. For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the option's vesting periods (in thousands except for per share information):

                                              2000       1999        1998
                                           ---------   --------    --------

Net income (loss):
  As reported.........................     $(526,972)  $(31,494)   $ 80,452
  Pro forma...........................     $(529,098)  $(33,543)   $ 78,212

Diluted earnings (loss) per share:
  As reported.........................      $(10.12)    $(0.57)     $ 1.32
  Pro forma...........................      $(10.16)    $(0.61)     $ 1.28

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

Note R - Earnings Per Share

The following  table sets forth the  computation  of basic and diluted  earnings
(loss) per share (in thousands):

                                              2000       1999       1998
                                           ---------   --------   ---------
Numerator:
  Net income (loss)...................     $(526,972)  $(31,494)  $ 80,452
  Effect of dilutive securities:
   Convertible note...................             -          -        116
                                           ---------   --------   --------
    Numerator for diluted earnings
     per share........................     $(526,972)  $(31,494)  $ 80,568
                                           =========   ========   ========

Denominator:
  Denominator for basic earnings per
   share..............................        52,080     54,978     60,428
  Effect of dilutive securities:
   Stock options......................             -          -        524
   Convertible note...................             -          -        183
   Contingent Performance Unit awards.             -          -          4
                                            --------   --------   --------
  Denominator for diluted earnings
     per share........................        52,080     54,978     61,139
                                            ========   ========   ========

For the 2000 and 1999 fiscal years, 113,660 shares and 34,877 shares, respectively, that could potentially dilute basic earnings per share in the future were not included in the diluted earnings per share computation because they would have been antidilutive.

Note S - Quarterly Results of Operations (unaudited)

The Company's unaudited quarterly results of operations are presented below (in thousands, except for per share data).

Fiscal 2000 Quarters (a)
                                        December   March      June   September
                                        --------  --------  -------- ---------
Net sales.............................. $371,048  $402,147  $419,821 $ 427,231
Cost of sales..........................  327,337   348,331   362,429   396,770
Income tax (expense) benefit...........   (4,519)   (1,351)   (3,300)   30,846
Net income (loss)...................... $ (5,320) $    554  $  1,494 $(523,700)

Basic earnings (loss) per share........ $  (0.10) $   0.01  $   0.03 $  (10.05)
Diluted earnings (loss) per share...... $  (0.10) $   0.01  $   0.03 $  (10.05)

Common stock prices
  High.................................   5.1875    5.2500    4.5000    2.6250
  Low..................................   3.5000    2.5625    1.6875    1.2500

Fiscal 1999 Quarters (b)
                                        December   March      June   September
                                        --------  --------  -------- ---------
Net sales.............................. $407,182  $403,905  $434,634  $405,968
Cost of sales..........................  342,362   360,731   374,246   348,972
Income tax (expense) benefit...........   (6,190)   29,777    (3,833)   (3,899)
Net income (loss)...................... $  7,969  $(47,883) $  4,746  $  3,674

Basic earnings (loss) per share........ $   0.14  $  (0.86) $   0.09  $   0.07
Diluted earnings (loss) per share...... $   0.14  $  (0.86) $   0.09  $   0.07

Common stock prices
  High.................................  11.1250   11.0000   10.2500    9.3750
  Low..................................   7.5000    5.1250    6.5625    4.3750


(a) September quarter 2000 includes an accounting change resulting in a $463.2 million write-off of goodwill, and a $43.6 million charge for restructuring and impairments (net of income taxes).

(b) March quarter 1999 includes a $39.5 million charge for restructuring, adjusted (reduced) by $1.9 million in the September 1999 quarter, each net of income taxes.

                        REPORT OF INDEPENDENT AUDITORS




Shareholders and Board of Directors
Burlington Industries, Inc.


We have audited the accompanying consolidated balance sheets of Burlington Industries, Inc. and Subsidiary Companies as of September 30, 2000 and October 2, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burlington Industries, Inc. and Subsidiary Companies at September 30, 2000 and October 2, 1999, and the consolidated results of their operations and their cash flows, for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, in 2000 the Company changed its method for measuring impairment of goodwill.

/s/ ERNST & YOUNG

Greensboro, North Carolina
October 26, 2000,
  except for Note F, as to which the date is December 5, 2000

STATISTICAL REVIEW

Burlington Industries, Inc. and Subsidiary Companies

(Dollar amounts in thousands, except per share data)

                                     2000       1999      1998(a)     1997       1996
                                  ---------- ---------- ---------- ---------- ----------
   SUMMARY OF OPERATIONS
   Net sales..................... $1,620,247 $1,651,689 $2,010,414 $2,090,683 $2,182,347
   Operating income (loss)
    before interest and taxes(b).   (504,690)    (3,154)   182,769    143,643    147,390
   Interest expense..............     66,264     58,420     59,544     60,062     65,936
   Income tax expense (benefit)..    (21,676)   (15,855)    49,560     37,673     33,747
   Income (loss) before
    extraordinary item (b).......   (526,972)   (31,494)    80,452     58,698     41,603

   Per share of common stock:
    Income (loss) before
     extraordinary item (basic)..     (10.12)     (0.57)      1.33       0.96       0.66
    Income (loss) before
     extraordinary item
     (diluted)...................     (10.12)     (0.57)      1.32       0.95       0.65
    Dividends....................          -          -          -          -          -


   FINANCIAL POSITION AT YEAR END
   Current assets................ $  631,785    633,859 $  659,313 $  697,627 $  719,370
   Fixed assets - net............    611,867    641,232    642,756    584,647    569,540
   Total assets..................  1,351,600  1,876,275  1,912,887  1,873,692  1,885,942
   Current liabilities...........    242,898    201,595    227,680    263,595    265,352
   Long-term liabilities.........    924,268    938,614    860,538    865,008    894,496
   Shareholders' equity..........     94,775    629,249    700,221    630,726    615,920

   OTHER DATA
   Capital expenditures.......... $   73,773 $  141,539 $  140,333 $   96,500 $   79,174
   Number of employees at
    year end.....................     17,900     18,500     18,900     20,100     21,000



(a)      Fiscal year 1998 represents a 53-week period.
(b)       Includes  restructuring  provisions  of $43.6  million in 2000,  $37.6 million in 1999 and $7.3  million in 1997,  each net of income  taxes, and $463.2  million  write-off  of goodwill in 2000 (see Note B of the notes to consolidated financial statements).
